FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July12, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒        Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐        No      ☒

QUARTERLY REPORT

of Issuer of Emissive Securities

for the first quarter of 2004

OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS”

Issue’s code           06005-A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney dated 06.10.2003 No. 06/10	/s/ R.V.Bolotovsky
R.V. Bolotovsky
“14” May 2004

Chief Accountant
	V.V. Khaminov	V.V. Khaminov
“14” May 2004

(place for stamp)

Contact person: Kolesnikov Ilya Michailovich

Legal adviser

Tel.: (095) 733-9727

Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report:

htpp://www.wbd.ru/wbd/quarterly_report/

Table of contents

I                                            Brief data on the persons, members of the issuer’s executive bodies, information on bank accounts, the auditor, the Appraiser and the issuer’s financial consultant, as well as on other persons, having signed the quarterly report.

1.1 Persons, members of the issuer’s executive bodies
1.2 Information on the issuer’s bank accounts
1.3 Information on the issuer’s auditor (auditors)
1.4 Information on the issuer’s appraiser
1.5 Information on the issuer’s consultants
1.6 Information on other persons having signed the quarterly report
II Basic information on the issuer’s financial and economic status
2.1 Indicators of the issuer’s financial and economic activities
2.2 Issuer’s market capitalization
2.3 Issuer’s obligations
2.3.1 Accounts payable
2.3.2 Issuer’s credit history
2.3.3 Issuer’s obligations from security granted to third parties
2.3.4 Other issuer’s obligations
2.4 Objectives of the issue and spheres where funds received from securities issue shall be used
2.5 Risks associated with acquisition of placed securities (securities to be placed)
2.5.1 Industry risks
2.5.2 Country and regional risks
2.5.3 Financial risks
2.5.4 Legal risks
2.5.5 Risks connected with the issuer’s business
III Detailed information on the issuer
3.1. Issuer’s background and development
3.1.1. Data on the issuer’s firm name (name)
3.1.2 Data on the issuer’s state registration
3.1.3 Data on the issuer’s creation and development
3.1.4 Contact information
3.1.5 INN
3.1.6 Branches and representations of the issuer
3.2 Principal economic activities of the issuer
3.2.1 Issuer’s industry branch
3.2.2 Issuer’s principal economic activities
3.2.3 Main types of products (works, services)
3.2.4 Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume
3.2.5 Markets for products (works, services) of the issuer
3.2.6 Practice in relation to working capital and reserves
3.2.7 Raw materials
3.2.8 Main competitors

3.2.9 License information
3.2.10 Issuer’s joint activities
3.4 Issuer’s planned activities in future
3.5 Issuer’s participation in the industry, banking and financial groups, holdings, concerns and associations
3.6 Subsidiaries and dependent economic entities of the issuer
3.7 Composition, structure and cost of the issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the issuer’s fixed assets
3.7.1 Fixed assets
3.7.2 Cost of the issuer’s immovable property
IV Information on financial and economic activities of the issuer
4.1 Results of the financial and economic activities of the issuer
4.1.1 Profits and losses
4.1.2 Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the issuer’s principal business.
4.2. Liquidity of the Issuer
4.3. The Issuer’s Capital and Current Assets, their Structure and Adequacy
4.3.1. Size, structure and adequacy of the issuer’s equity and working capital
4.3.2. Adequacy of the Issuer’s equity and working capital
4.3.3. Cash funds
4.3.4. Investments of the Issuer
4.3.4.1. Long-Term Investments
4.3.4.2. Short-Term Investments
4.3.4.3. Other Investments
4.3.5. Intangible Assets of the Issuer
4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research
4.5 Tendencies in the sphere of the issuer’s principal activities and their analysis
V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)
5.1 Information on the structure and competence of the issuer’s executive bodies
5.2 Information on the persons, member of the issuer’s executive bodies
5.3. Information on remunerations, benefits and or reimbursements per each management body of the Issuer
5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers
5.5. Information on the persons in the bodies monitoring the Issuer’s business activities
5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations
5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)
5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)
VI Information on the issuer’ participants (shareholders) and interested party transactions it has contracted

6.1. Information on the general number of the issuer’s shareholders (participants)

6.2                                 Information on the issuer’s participants (shareholders) holding no less than 5% from its authorized stock (share fund) or no less than 5% of its ordinary shares, as well as the information on the participants (shareholders) of such entities holding no less than 20% of the authorized stock (share fund) or no less than 20% of its ordinary shares

6.3 Information on the state or municipal body’s share in the authorized stock (share fund) of the issuer, existence of a special right (“golden share”)
6.4 Information on restrictions to take part in the issuer’s authorized stock (share fund)

6.5.                              Information on changes in the composition and participation shares of the Issuer’s shareholders (participants) that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock

6.6. Information on the transactions the Issuer effected and had an interest in
6.7. Information on Accounts Receivable
VII Issuer’s business accounting and other financial information
7.1 Issuer’s annual accounting reports
7.2 Quarterly accounting reports for the last accomplished quarter ended
7.3. The Issuer’s consolidated accounting reports for the last complete financial year
7.4. Information on total exports and export share in total sales
7.5. Information on material changes in the Issuer’s property after the end of the last complete financial year
7.6. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations
VIII Additional information on the issuer and on the placed securities
8.1 Additional information on the issuer
8.1.1 Information on the amount, the structure of the authorized stock (share fund) of the issuer
8.1.2. Information on changes in the authorized stock (share fund) of the issuer
8.1.3. Information on formation and use of the reserve fund and other funds of the issuer
8.1.4. Information on the convocation and holding procedure for the meeting of the issuer’s supreme management body
8.1.5 Information on commercial organizations where the issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares
8.1.6 Information on major transactions that the issuer has contracted
8.1.7. Information on the issuer’s credit ratings
8.2 Information on each of the issuer’s share category (type)
8.3. Information on prior issues of the issuer’s securities other than the issuer’s shares
8.3.1. Information on issues, of which all securities have been redeemed (cancelled)
8.3.2 Information on the issues, the securities under which still circulate
8.3.3 Information on issues, for the securities of which the issuer is in default
8.4 Information on the person(s) having provided security for the bonds of the issue
8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue
8.6 Information on the organizations registering rights to issued securities of the issuer
8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents

8.8. Procedure for taxation of revenues from the issuer’s securities placed and in the process of placement
8.9. Information on announced (accrued) and paid dividends on the issuer’s shares, as well as on income on the issuer’s bonds
8.10 Other information

A.                                    DATA ON ISSUER

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s contact tel. numbers and email

Tel (095) 105-58-05

Fax (095) 733-97-36

Data on the Issuer’s Shares.

Issue Number: 1

Category:Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Commission for Securities Market of Russia in the Central Federal Region

Issue Number: 2

Category:Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Commission for Securities Market of Russia

Other Material Information on the Issuer’s Securities.

None

This quarterly report contains evaluations and forecasts of the issuer’s authorized executive bodies regarding the future events and/or actions, perspective development in the industry branch where the issuer carries out its principal business, and the results of the issuer’s activities, including the issuer’s plans, probability of certain events and certain actions to be undertaken.  Investors should not fully rely on the evaluations and forecasts made by the issuer’s executive bodies, as the actual results of its activities in future might differ from those forecast due to various reasons.  Acquisition of the issuer’s securities is associated with risks described in this quarterly report.

I                                            BRIEF DATA ON THE PERSONS, MEMBERS OF THE ISSUER’S EXECUTIVE BODIES, INFORMATION ON BANK ACCOUNTS, THE AUDITOR, THE APPRAISER AND THE ISSUER’S FINANCIAL CONSULTANT, AS WELL AS ON OTHER PERSONS, HAVING SIGNED THE QUARTERLY REPORT.

1.1                               Persons, members of the issuer’s executive bodies

Board of Directors

Chairman: David Iakobachvili

Born: 1957

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Orlov, Alexander Sergueevich

Born: 1948

Plastinin, Sergei Arkadievich

Born: 1968

Scherbak, Vladimir Nikolaevich

Born: 1939

Tutelyan, Victor Alexandrovich

Born: 1942

Yasin, Eugeny Grigorievich

Born: 1934

Guy de Selliers

Born: 1952

Michael A. O’Neill

Born: 1945

Ernest Linwood Tipton

Born: 1934

J. B. Mark Mobius

Born: 1936

Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Chairman of the Management board

Plastinin, Sergei Arkadievich

Born: 1968

Members of the Management Board

Byrdin, Maxim Olegovich

Born: 1972

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Malyutin, Aleksandr Evgenyevich

Born: 1977

Yadegardjam Djamshid

Born: 1965

Person performing the functions of individual executive body of the Issuer:

Sergei Arkadievich Plastinin

Born: 1968

1.2                               Information on the Issuer’s bank accounts

Information on ruble accounts in banks and other financial institutions carrying out their activities in the territory of the Russian Federation, as at 01.04.2004

No.	Type of account	Account No.	Name of the Bank
1	2	3	4

1	Current	40702 810 1 00700 883 027	CB Citybank

2	Current	40702 810 4 00000 030 108	CB Expobank

3	Current	40702 810 4 00070 027 130	CB MDM-Bank

4	Current	40702 810 7 00070 000 569	Bank of Moscow

5	Current	40702 810 2 01500 000 016	Alfa bank

6	Current	40702 810 9 38000 110 483	Sberbank of Russia

7	Current	40702 810 6 38360 104 497	Sberbank of Russia

8	Deposit	42,104,810,000,070,000,000	AK MMB Bank of Moscow

9	Deposit	52103 810 3 00000 402 674	OJSC Bank Petrocommerc

10	Deposit	52103 810 2 00000 502 674	OJSC Bank Petrocommerc

11	Deposit	52103 810 1 00000 602 674	OJSC Bank Petrocommerc

12	Deposit	52103 810 0 00000 702 674	OJSC Bank Petrocommerc

13	Deposit	42105 810 6 00090 000 004	Vneshtorgbank

14	Current	40702 810 4 00001 401 757	CJSC “Raiffeisen Bank Austria”

Information on foreign exchange accounts in banks and other financial institutions carrying out their activities in the territory of the Russian Federation and abroad, as at 01.04.2004

No.	Account number	Name of the Bank	Location of the Bank
1	2	3	4

1	40702 840 9 00700 883 019	CB Citybank	125047 Moscow, ul.Gasheka, 8-10
tel. 725-69-35
2	40702 840 9 00700 883 035	CB Citybank	125047 Moscow, ul.Gasheka, 8-10
tel. 725-69-35
3	40702 840 4 00700 883 043	CB Citybank	125047 Moscow, ul.Gasheka, 8-10
tel. 725-69-35
4	42102 840 7 03700 883 018	CB Citybank	125047 Moscow, ul.Gasheka, 8-10
tel. 725-69-35
5	40702 978 5 00700 883 051	CB Citybank	125047 Moscow, ul.Gasheka, 8-10
tel. 725-69-35
6	40702 978 8 00700 883 078	CB Citybank	125047 Moscow, ul.Gasheka, 8-10
tel. 725-69-35
7	40702 978 3 00700 883 086	CB Citybank	125047 Moscow, ul.Gasheka, 8-10
tel. 725-69-35
8	40702 840 4 00150 027 130	CB MDM-Bank	113035 Moscow, ul.Sadovnicheskaya, 3
Tel. 797-95-00
9	40702 840 7 00151 027 130	CB MDM-Bank	113035 Moscow, ul.Sadovnicheskaya, 3
Tel. 797-95-00
10	40702 840 0 00152 027 130	CB MDM-Bank	113035 Moscow, ul.Sadovnicheskaya, 3
Tel. 797-95-00
11	40702 840 8 01500 000 004	Alfa Bank	117049 Moscow, ul.Mytnaya, 1, building 1
Tel. 786-22-82
12	40702 840 7 01503 000 004	Alfa Bank	117049 Moscow, ul.Mytnaya, 1, building 1
Tel. 786-22-82
13	40702 840 0 01504 000 004	Alfa Bank	117049 Moscow, ul.Mytnaya, 1, building 1
Tel. 786-22-82

14	40702 840 2 38000 110 483	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19
Tel. 785-44-30
15	40702 840 1 38000 210 483	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19
Tel. 785-44-30
16	40702 840 0 38000 310 483	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19
Tel. 785-44-30
17	42105 840 7 38000 010 028	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19
Tel. 785-44-30
18	42105 840 9 38000 010 022	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19
Tel. 785-44-30
19	42105 840 2 38360 010 022	Sberbank of Russia	117997 Moscow, ul. Vavilova, 19
Tel. 785-44-30
20	40702 840 7 00000 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
21	40702 840 6 00003 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
22	40702 840 7 00000 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
23	42104 840 5 00000 012 592	CB Rosbank	107078, Moscow, ul. Mashi Poryvaevoy, d.11
24	40702 840 0 00070 000 569	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
25	40702 840 3 00071 000 569	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
26	40702 840 6 00072 000 569	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
27	42104 840 6 00070 000 006	MMB-Bank of Moscow	107996, Moscow, ul. Kuznetskij most, 15
28	42104 840 2 00150 027 130	CB Moscowskij Delovoy Mir	113035 Moscow, ul.Sadovnicheskaya, 3
tel. 797-95-00
29	42103 840 0 00090 000 003	Vneshtorgbank	106031, Moscow, ul. Kuznetskij most, 16
30	40702 978 3 00001 401 757	3AO “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
31	40702 978 0 00000 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
32	40702 978 2 00004 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
33	40702 840 7 00001 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
34	40702 840 4 00000 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
35	40702 840 6 00004 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
36	40702 840 0 00002 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
37	40702 840 3 00003 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
38	45207 840 0 99911 401 757	CJSC “Raiffeisen Bank Austria”	129090 Moscow, ul. Troytskaya, 17/1
39	42102 840 0 01300 000 000	ALFA-Bank	107078 Moscow, ul.Kalanchevskaya, 27
40	42102 840 3 01300 000 001	ALFA-Bank	107078 Moscow, ul.Kalanchevskaya, 27

1.3. Data on Issuer’s public accountant / auditor.

Name: CJSC BDO UniconRuf

Location: 113545, Moscow, Varshavskoe shosse, d. 125

Taxpayer ID: 7716021332

Postal address: 113545, Moscow, Varshavskoe shosse, d. 125

Tel.: (095) 319-6636, Fax: (095) 319-5909

E-mail: n/a

Information on auditor’s license

License number: E 000547

Date of issue of license: June 25, 2002

Period of validity: June 24, 2007

Organization that issued the license: RF Ministry of Finance

1.4                               Information on the Issuer’s appraiser

The appraiser has not been employed in the accounting quarter.

1.5                               Information on the Issuer’s consultants

Financial consultants for the purpose of the preparation and signing of the securities prospectus issue and this report have not been employed.

1.6                               Information on other persons having signed the quarterly report

In relation to other persons having signed the quarterly report and not indicated in the previous articles of this section:

Vadim V. Khaminov

Tel:                            (095) 105 5805

Fax:                           (095) 105 5805 (ext. 10-85)

II                                        BASIC INFORMATION ON THE ISSUER’S FINANCIAL AND ECONOMIC STATUS

2.1  Indicators of the Issuer’s financial and economic activities

No.	Indicator	2001	2002	2003	1 quarter 2004
1	Value of issuer’s net assets, thou. rubles	699 085	6 090 133	6184 396	6190 230
2	Ratio of attracted funds to capital and reserves,%	3.44	0.16	98.32	98.04
3	Ratio of short-term liabilities to capital and reserves,%	3.44	0.16	1.32	4.77
4	Coverage of debt service payments, rubles	0.002	25.39	0.22	0.03
5	Level of overdue debt,%	0	0	0	0
6	Net assets turnover, times	0.0031	0.00087	0.076	0.016
7	Payables turnover, times	0.0004	0.002	0.365	0.028
8	Receivables turnover, times	0.54	0.014	0.91	0.254
9	Profits tax as percentage of profits before taxes,%	0	27.01	38.11	53.85

2.2  Issuer’s market capitalization

The arranger of the sales at the equity market is the New York Stock Exchange (NYSE).  The Issuer’s market capitalization calculated as the derivation of the number of shares expressed in ADRs and the price of one share (ADR), amounts to:

As of 31.12.2001   RUR 699 085 000 (as of the present date the issue’s market capitalization is calculated as the equivalent of the issue’ net assets value).

As of 31.12.2002   US$17.95 x 44,000,000 = US$789,800,000

As of 31.12.2003   US$17.00 x 44,000,000 = US$748,000,000

As of 31.03.2004   US$19.45 x 44,000,000 = US$855,800,000

The price of one share (ADR) corresponds to the price of the recent transactions contracted as at the last date of the accounting period.

2.3                               Issuer’s obligations

2.3.1. Accounts Payable

		By due date
Liability	Total, thou. rubles	up to 30 days	30-60 days	60-90 days	90-180 days	180 days to 1 year	more than 1 year
Short-term and long-term liabilities	6,068,829	68,165	144,660		83,209		5,772,795
Accounts payable including:	76,166	66,312	9,854
To suppliers and contractors, including:	24,177	24,177
to affiliates of issuer	14,172	14,172
Bills of exchange payable	0
Wages and salaries	22,823	22,823
Amounts owed to budget and extrabudgetary funds	19,312	19312
Other accounts payable, including:	9,854		9,854
to affiliates of issuer	7,605	7,605
Credits, total	4,405,800	1,853	131,152				4,272,795
Loans, total including:	1,583,209				83,209		1,500,000
bonded loans	1,583,209				83,209		1,500,000
Other liabilities	3,654		3,654
Overdue accounts payable including:	0
to budget and extrabudgetary funds	0
Overdue credit debt	0
Overdue loan debt	0

Of WBD Foods’ accounts payable as at April 1, 2004, Lianozovo Dairy accounted for 14,134 thousand rubles, or 18.56% of total accounts payable (76,166 thousand rubles).

2.3.2                     Issuer’s credit history

The issuer’s performance of its obligations under credit agreements and loan agreements in effect prior to and at the end of the reporting quarter, under which the principal represents 10% or more of the value of the issuer’s net assets at the date of the last completed reporting quarter preceding the date of the agreement is being described below.

Obligation	Creditor	Amount of the principal sum	Maturity date		Interest rate, %
			Planned	Actual
Short-term dollar loan	Alfa-Bank OAO	2,920,00	17.04.2003	17.04.2003	4.75
Short-term dollar loan	Alfa-Bank OAO	974,000	07.05.2003	07.05.2003	4.75
Long-term dollar loan	UBS LUXEMBURG AG	150,000,000	2008		8.50
Bonded loan, thousand rubles	Arranger of the placement –Troika-Dialog Investment Company ZAO, Moscow International Bank - payment agent	1,500,000	2006		12.9% and 64.32 rubles on the first coupon 11,98% - on the second coupon 9,38%-on the third coupon

2.3.3                     Issuer’s obligations from security granted to third parties

Agreements on granted sureties	Date of agreement		Amount of agreement	Currency of agreement	Sum in rubles as at 01.04.04
P/43	14.05.2002	MK OAO, Timashevsk	2,506,803	Euros	71 843
P/44	15.05.2002	MK OAO, Timashevsk	364,050	Euros	2 521
2-wbd	10.09.2001	LMK OAO	500,000,000	Rubles	500 000
P/45	05.06.2002	LMK OAO	2,348.476	Euros	57 210
P/48	09.09.2002	LMK OAO	779,250	Euros	11 284
P/46	10.06.2002	TsMK OAO	1,017,596	Euros	14 755
P/47	12.07.2002	Kharkov MK OAO	1,568,766	Euros	44554
P/52	05.12.2002	Kharkov MK OAO	582,750	Euros	5 058
53	04.01.2003	Kharkov MK OAO	418,045	Euros	8 880
P/49	28.10.2002	Siberian Milk OAO	2,259.144	Euros	69 884
54	25.03.2003	Siberian Milk OAO	523,877	Euros	9 894
Total					795 883

2.3.4                     Other Issuer’s obligations

There are no other Issuer’s obligations.

2.4                               Objectives of the issue and spheres where funds received from securities issue shall be used

No securities have been issued and no funds have been attracted in the reporting period.

2.5.                            Risks associated with acquisition of placed securities (securities to be placed)

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in deceased revenues, increasedexpenses or other events that could result in a decline in the price of our ADSs and/or notes.

Due to the specifics of the issuer’s principal business, its risks, which might lead to reduction of the securities price, are conditional, to a greater extent, on the consolidated risks of the companies controlled by the issuer directly or indirectly.  For the purposes of this section the terms “Company”, “our Company” shall mean both the issuer separately, and together with the companies it controls.

2.5.1. Risks Relating to Industry

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. In addition, we are currently renegotiating certain pricing terms in our framework agreement with Tetra Pak pursuant to which we purchase packaging materials. Failure to conclude an agreement on commercially reasonable terms would have a material adverse effect on our results of operations. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 80% in 2002. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

Economic downturns could hurt our turnover and materially and adversely affect our strategy to increase our sales of premium brands.

Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

Increased competition and consumer preference for low-price, lower-quality juice products primarily in the region outside of Moscow and St. Petersburg have resulted in declining profit margins in our juice segment, which have adversely affected and may continue to adversely affect our results of operations.

Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian

Federation, the Commonwealth of Independent States, or “CIS”, and abroad, and adversely affect our results of operations.

In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our turnover, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted during 2001 subject juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted during 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods. Another example of a government regulation that has affected us is Government Regulation No. 988, which, as of January 1, 2004, requires food producers intending to develop and offer a new food product to the public to file an application for the product’s state registration and incorporation into the State Register of Permitted Food Products. The implementation of this regulation may cause delays in the introduction of our new products and result in increased production costs.

2.5.2. Political risks

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a pluralist democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. Significant political instability could have a material adverse effect on the value of foreign investments in Russia, including the value of our ADSs and/or notes.

The composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. Six different prime ministers, for example, headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin resigned and Vladimir Putin was subsequently elected president on March 26, 2000. While President Putin has maintained governmental stability and policies generally oriented towards the continuation of economic reforms, no assurance can be given that such conditions will continue over time. State Duma elections were held in December of 2003 and presidential elections were held in March 2004. The value of investments in Russia, including in our ADSs and notes, could be reduced and our prospects could be harmed if governmental instability recurs or if reform policies are reversed.

The Russian Federation is a federation of republics, territories, regions, cities of federal importance and autonomous areas. The delineation of authority among the members of the Russian Federation and the federal governmental authorities is, in many instances, uncertain and sometimes contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may result in political instability. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from efficiently carrying out our expansion plans. Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions, and in certain cases, to military conflict. Russian military forces have been engaged in Chechnya in the past and are currently involved in ground and air operations there. The spread of violence, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some or all of the Russian Federation. These events could materially adversely affect the value of investments in Russia, including in the value of our ADSs and notes.

Since the dissolution of the Soviet Union, the Russian economy has experienced:

• significant declines in gross domestic product;

• hyperinflation;

• an unstable currency;

• high government debt relative to gross domestic product;

• a weak banking system providing limited liquidity to Russian enterprises;

• high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

• significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

• widespread tax evasion;

• growth of a black and grey market economy;

• pervasive capital flight;

• high levels of corruption and the penetration of organized crime into the economy;

• significant increases in unemployment and underemployment; and

• the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the revocation of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases. There can be no assurance that recent trends in the Russian economy—such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation—will continue or will not be abruptly reversed. Moreover, the recent fluctuations in international oil and gas prices, the strengthening of the ruble in real terms relative to the U.S. dollar and the consequences of a relaxation in monetary Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity. As a general matter, Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission; communication systems; and building stock. For example, during the winter of 2000-2001, electricity and heating shortages in Russia’s far-eastern Primorye region seriously disrupted the local economy. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for usability and safety. The deterioration of Russia’s physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations, and this could have a material adverse effect on our business and the value of our ADSs and notes.

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. These developments could severely limit our access to capital and could adversely affect the purchasing power of our customers and thus our business.

2.5.3. Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to the Central Bank of Russia, it subsided to 15.1% during 2002. When the rate of inflation exceeds the rate of devaluation, resulting in real appreciation of the ruble against the U.S. dollar, we can experience inflation-driven increases in U.S. dollar terms of certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia relative to the rate of devaluation could increase our costs and decrease our operating margins.

Changes in exchange rates could increase our costs, decrease the value of our ruble-denominated monetary assets, prevent us from repaying our debts, or increase competition from foreign producers.

Strengthening of the ruble results in a relative decrease in the price of imported products, as does a strengthening of the ruble in real terms (even if it declines in nominal terms). The strengthening of the ruble in nominal or real terms enhances our ability to import raw materials, to cover our U.S. dollar-denominated or U.S. dollar-linked costs and to repay our U.S. dollar-denominated indebtedness, but also increases the ability of foreign producers who export products to Russia to compete effectively with us in the Russian market.

Our inability to obtain permission from the Central Bank of Russia pursuant to currency control regulations may hinder our ability to enter into certain hard-currency-denominated transactions.

Certain payments in foreign currency are subject to prior permission by the Central Bank of Russia, including, with various exceptions, the following:

• direct investments, except investments from abroad in the charter capital of a Russian company;

• payments with respect to real estate, except acquisition of real estate by non-residents and lease payments by non-residents;

• portfolio investments; and

• payments for export-import transactions with settlement over 90 days following completion.

These regulations are subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of Russia is required and the process of obtaining permission. If we are unable to obtain Central Bank of Russia permissions for hard-currency-denominated transactions requiring such permissions, our ability to enter into such transactions may be hindered. In addition, in the event that we failed in the past to obtain Central Bank of Russia permissions for hard-currency-denominated transactions and borrowings requiring such permissions, such failure could result in severe penalties, including the unwinding of such transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management which, in turn, would negatively affect our business.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Though our ability to place foreign currency deposits in Russian banks is not limited, currency regulations established by the Central Bank of Russia restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Any balances maintained in rubles will give rise to losses if the ruble devalues against the U.S. dollar. Moreover, defaults on our ruble-denominated investments may result in substantial losses for us.

Some of our customers and other debtors may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

Continued or increased limitations on the conversion of rubles to hard currency in Russia could increase our costs when making payments in hard currency to suppliers and creditors and could cause us to default on our obligations to them.

Our major capital expenditures are generally denominated and payable in various foreign currencies, including U.S. dollars and euro. To the extent such major capital expenditures involve the importation of equipment and related items, Russian legislation permits the conversion of ruble revenues into foreign currency. However, the market in Russia for the conversion of rubles into foreign currencies is limited. The scarcity of foreign currencies may tend to inflate their values relative to the ruble, and such a market may not continue to exist.

Additionally, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay or restriction in the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations and cross-defaults.

If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

We have used, and continue to use, various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we use. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped. Consequently, we face increased risk in our domestic banking transactions, including potential tax liabilities.

Russia’s banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. In addition, the 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks. Most creditworthy Russian banks are located in Moscow and there are fewer in the regions. Although we have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including subsidiaries of foreign banks, another prolonged banking crisis or insolvency of some of our banks could adversely affect our business and our ability to complete banking transactions in Russia.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may potentially impact the financial results of our business activities.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20.0%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20.0%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the Russian arbitration courts and implemented, our future financial results could be adversely affected. In addition, we could face significant losses associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have an adverse impact on our financial condition and results of operations.

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates.

Foreign currency exchange risks exist to the extent that our revenues are primarily denominated in Russian rubles and our costs are denominated in currencies other than Russian rubles. We are subject to market risk deriving from changes in interest rates on our floating and fixed rate debts, which may affect the cost of our financing. We do not use financial instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivatives or other financial instruments for trading purposes. We do not use derivatives or other financial instruments to limit our currency and interest rate risk exposures because the market for these types of financial instruments in Russia is not well developed and the costs of these instruments is relatively high. We are monitoring the market for these instruments and will consider their use if the related costs become lower.

Our interest rate exposure results mainly from debt obligations. Our fixed-rate bank debt consists entirely of short-term bank obligations, which we roll over on a continuous basis at current market rate and, thus, are able to manage our interest rate risk exposure.

We have not entered into transactions designed to hedge against interest rate risks, which may exist under our current, or future, indebtedness. Once the market in Russia for hedging instruments matures, we will assess our options for hedging interest rate risk and may enter into such arrangements.

We have not experienced significant changes in the market risks associated with our debt obligations subsequent to December 31, 2002, except for the issuance of 1.5 billion of ruble-denominated bonds on April 15, 2003.

The carrying amounts of short-term loans approximate their fair values due to their short maturity. We believe that the carrying value of our long-term debt approximates its fair value.

We are exposed to movements in the ruble and euro exchange rates relative to the U.S. dollar.

2.5.4. Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity.

Russia is still developing the legal framework required by a market economy. Several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure.

Among the risks of the current Russian legal system are:

• since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Federal Constitution, the 1995 Civil Code, by other federal laws, and by decrees, orders and regulations issued by the president, the government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms, at times, overlap or contradict one another. In addition, certain important bills remain to be adopted in Russia;

• there is a lack of judicial and administrative guidance on interpreting Russian legislation;

• corruption within the judiciary;

• the relative inexperience of judges and courts in interpreting Russian legislation;

• a high degree of discretion on the part of governmental authorities; and

• bankruptcy procedures are not well developed and are subject to abuse.

All of these weaknesses could affect our ability to enforce our rights to intellectual property or under contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you the regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs and notes.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remains largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain.

Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization, or if our business is reorganized. Some government entities have tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business and on the value of our ADSs and notes.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment.

This may not be the case, however, when one person or entity is capable of determining decisions made by another. The person or entity capable of determining such decisions is called an effective parent. The person or entity whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if

• this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and

• the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent, which caused the effective subsidiary to take action(s) or fail to take action(s) knowing that such action(s) or failure to take action(s) would result in losses. Accordingly, in our position as effective parent of the subsidiaries in which we own, directly or indirectly, more than 50% of the charter capital, we could be liable, in the cases described above, for their debts.

The taxation system in Russia is subject to frequent changes and inconsistent enforcement at the federal, regional and local levels.

In some instances, new tax rules have been given retroactive effect. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses and at times we have taken a position that is aggressive in this regard, but that we consider to be in compliance with current law. This uncertainty exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. To date, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to raise government revenues. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on us. This could adversely affect the value of our ADSs and notes. There is a risk of imposition of new taxes on us, which could adversely affect the price or value of our ADSs and notes. During 2000, 2001 and 2002, the Russian government undertook a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and the overall tax burden on businesses and simplify the tax laws. However, the new tax laws continue to rely heavily on the judgments of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates our tax planning and related business decisions. This uncertainty may expose us to fines and penalties. Even if further reforms of the Tax Code are enacted, they may not result in significant reduction of the tax burden for Russian companies and the establishment of a more efficient tax system. Conversely, additional tax collection measures may be introduced. Accordingly, we may have to pay significantly higher taxes, which could have a material adverse effect on our business.

In the event that minority shareholders were to contest successfully existing, or were to prevent future, approval of transactions among our subsidiaries which require special approval in accordance with Russian legislation, this could limit our operational flexibility and adversely affect our results of operations.

We own less than 100% of a number of our subsidiaries, including our most important subsidiary, Lianozovo Dairy Plant. Under Russian law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the companies involved. “Interested party transactions” include transactions in which a member of the board of directors, an officer of a company or any person that owns, together with any affiliates of that person, at least 20% of a company’s voting shares, or any person that is entitled to give binding instructions to a company, is interested, if that person, or that person’s relatives or affiliates, is:

• a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

• the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

• a member of the board of directors or an officer of a company which is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

In addition, certain transactions between members of a consolidated corporate group may be considered interested party transactions under Russian law even when the companies involved are wholly owned by the parent company. While we generally endeavor to obtain all corporate approvals required under Russian law to consummate transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals therefore, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operation.

2.5.5. Risks Relating to Our Business

At present, however, we do not carry insurance for business interruption or for third party liability in respect of property or environmental damage arising from accidents. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity, which, in turn, could cause significant harm to our operations and profitability. For example, if substantial production capacity were lost at Lianozovo Dairy Plant, which is our primary production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products. We do not maintain separate funds or otherwise set aside reserves for these types of events.

A number of our subsidiaries purchase equipment, which they then, in turn, lease to raw material producers. In addition, many of our dairy plants that also produce juice products, including the Lianozovo Dairy Plant, lease equipment to juice producers. Prior to February 11, 2002, when the new Federal Law on Licensing of Certain Types of Activities became effective, Russian legislation required a license for financial leasing activities, but it is unclear whether this requirement extended to our leasing activities. Although leasing activities are no longer subject to licensing, in the event that the relevant governmental authorities were to successfully claim that a license was required for our past leasing activities, we would be subject to significant negative consequences such as the potential liquidation of the leasing entity and invalidation of the relevant contracts.

If any of our subsidiaries is forced into liquidation due to negative net equity, our results of operations could suffer.

In accordance with Russian legislation, in the event that a company’s net assets, as stated in the annual balance sheet prepared under Russian accounting standards, fall below the minimum charter capital required by law, the company must voluntarily liquidate. Should the company fail to act, its creditors may accelerate their claims or demand early performance of obligations and demand payment of damages, and governmental authorities may seek the involuntary liquidation of the company.

Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure successfully to develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

The food industry’s growth potential is constrained by population growth, which has been falling in Russia. Our success depends in part on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. If we do not succeed in making these enhancements, our results of operations may suffer.

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of dry milk, our production costs will increase significantly in the winter, reducing our profitability.

We also compete with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could materially and adversely affect our turnover and reduce our competitiveness and profitability.

Our management information system is significantly less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may adversely affect our business.

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe or misappropriate our proprietary rights.  Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would adversely affect our market share and results of operations.

A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, beginning to reduce the competitive advantages that we have over foreign competitors without domestic production capability. If this trend continues, we will lose a significant advantage that we currently have, as a domestic producer, over our foreign competitors, which would adversely affect our market share and results of operation.

III Detailed information on the Issuer

3.1.                            Issuer’s background and development

3.1.1. Data on Issuer’s proprietary name

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced: April 16, 2001

The present name introduced: May 31, 2001

3.1.2. Data on Issuer’s state registration record

Issuer’s state registration date:   May 31, 2001

State registration certificate No. (or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

OGRN                                                              1037700236738

The date of entry into the Unified State Register of Legal Entities: 19.02.2003.  The name of the registrar: Inderdistrict Inspectorate of the Ministry of Taxes and Levies No. 39, Moscow

3.1.3. Data on Issuer’s establishment and development.

Term of Issuer’s existence: since 31.05.2003

Issuer is established for an indefinite term

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC Wimm-Bill- Dann Foods completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

3.1.4. Contact data

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9727

Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report: www.wbd.ru

3.1.5. Taxpayer’s identification number.

7709342399

3.1.6.Issuer’s branches and representative offices

None

3.2. Description of Issuer’s primary areas of operations

3.2.1. Issuer’s branch/sectorial affiliation.

OKWED Codes:

15.98, 15.51.13, 15511, 51.34.1, 51.38.22, 74.13.1, 15.32, 55.51, 52.25.2, 15.88, 22.13, 74.14, 74.84.

3.2.2. Issuer’s primary activity

Food industry has gained maximum advantages as a result of devaluation of the ruble in 1998 and steady growth of the population’s real earnings in the last three years. Besides, the increasing flow of direct investment in the industry has led to a better quality of Russian-made products and their higher competitiveness. Regardless of the rising rate of the ruble in real terms, the share of imported goods in the consumption structure is about 3%. Thus competition in food industry is mainly centered around Russian brands. As a result, the rate of growth in food industry was the highest in the Russian economy, amounting to 11.5% in 2000 and 11.2% in 2001. Mindful of the expected GDP growth by 4-4.5% and 8% rise of the population’s real earnings in 2002, growth in food industry may exceed 9.5%.

There are sufficient grounds to hope that the industry’s consolidation, higher quality of products, and expected annual 5-6% rise in real earnings will help food industry remain among the leaders of Russia’s economic growth. The flow of foreign investment in the industry that has amounted to two-thirds of the total direct foreign investments in Russia in the last two years also confirms this assumption.

Recent industrial developments show that the consolidation of food industry is likely to bring about the emergence of large domestic producers capable of competing effectively on the market.

On the other hand, one may expect increasing competition on the part of foreign companies such as Danone, Parmalat, Campina and Erhmann that have set up the production of dairy products in Russia. Their market advantages include a large advertisement budget, advanced know-how for new products promotion, and access to cheap financial resources.

Foreign companies have also been expanding the variety of products. In the past their products were basically oriented toward the narrow premium segment (in the upper price bracket) whereas today foreign companies’ products are also designated for the mass consumer with an average income.

The primary area of the Company’s operations is control over and management of a group of its subsidiaries and other affiliated companies specified in this Prospectus, which manufacture and sell milk (dairy) products and juices (drinks, nectars) (hereinafter, in combination with the Company, referred to as the WBD Group). The Issuer also offers licensing agreements on the use of trademarks in its ownership. At that, the Issuer’s current and future operations plans are inseparably linked up with those of the WBD Group.

The Wimm-Bill-Dann Group is a major manufacturer of dairy products and juices. Around 70% of its revenue comes from the sales of dairy products and the rest 30%, from the sales of juices.

Since its establishment in 1992, the WBD Group has been a leader on the Russian market of dairy and juice-containing products. According to the study conducted by AC Nielsen in nine large Russian cities, including Moscow and St. Petersburg, in December 2001-January 2002, the WBD Group was in the lead on all packaged dairy products markets (with the exception of pasteurized milk): its share on the domestic market of traditional dairy products constituted 33%, in enriched milk products sales, 41%, and in yogurt and milk desserts sales, 46%. AC Nielsen’s study carried out in eleven large Russian cities showed that in 2001 the WBD Group’s share in the total domestic sales of juices reached 37.5% and 49.1% in Moscow, the main Russian juice consumer. The twenty manufacturing facilities of the WBD Group are located in fifteen Russian and CIS cities; its distribution network covers 26 cities in the CIS, Germany, Israel, and Netherlands.

The main objective of the WBD Group is to provide consumers with top-quality food by way of a careful selection of raw materials, use of modern production technologies, and strict quality controls. All its products are manufactured on the basis of the Company’s own recipes mindful of domestic consumers’ preferences and tastes.

1.               Forecast of Future Developments on the Dairy Market.

The further consolidation of dairy and juice industry and stronger competition with foreign companies operating in Russia are likely to be major market tendencies. Given below is a segment-based market development forecast.

Milk is one of the most widespread food products in Russia popular among all age groups regardless of location and income. The milk market as a whole will develop steadily with a 5-percent annual consumption growth resulting from a rise in the gross yield and processing of milk in all categories of producers.

In spite of all its advantages, pasteurized milk prevalent on the market has an essential drawback – a short shelf life, which makes it less attractive for retail trade. Consequently, the share of this type of milk is expected to go down in favor of sterilized milk. In addition, sterilized milk will be replaced by a new generation of the product without the specific sterilization after-taste, its shelf life over two weeks without cooling or cold storage.

Kefir (fermented milk, a traditional Russian dairy product). It is the most popular dairy product in Russia. Growth in the segment will result from changes in the consumption structure in favor of biokefirs, their production currently organized by local manufacturers. The consumption of traditional kefir is expected to decline

Curds (cottage cheese). The market is stable. An average 2-percent rise will be determined by the development of dairy production in general. Consumers are likely to switch over to curds desserts, which may reduce the consumption of traditional curds.

Rural and small town dwellers are primary consumers of ryazhenka (fermented baked milk) and bonnyclabber. Unlike bonnyclabber, ryazhenka is also popular among the population of large cities. The bonnyclabber segment is expected to shrink due to the reduction of rural population and decrease in the regional consumption of the product.

Cream. The main feature of the market is the reduction of the share of pasteurized cream in the total output because of a short shelf life and the growing share of sterilized cream. Consumption rise will mainly depend on the rate of income growth.

Butter. As a whole, the market development rate is expected to be 2-4% a year. A rise in butter consumption is unlikely to exceed 1-2%, the main growth factor being an increase in the production of margarine and combined varieties of butter, spreads, by 4-5% a year.

Viscous yogurt. It is one of the most dynamic segments of the dairy market. The development and growth of the viscous yogurt market in 2002-2003 will result from developing local production, Western producers’ coming out on the market (Pascual and Onken), and a rise in regional consumption. Unique products with new flavors, additives, useful properties, and biocultures will be the most dynamic part of the segment.

Potable yogurt. The segment is expected to develop dynamically since the market is still far from saturation, youth and teenagers’ consumption culture is still taking shape, and consumers are switching over to the product from traditional flavored kefir.

Viscous milk desserts. The market is still underdeveloped. It has more imported products than other markets. Yet, gradually, Russian manufacturers are turning to the production of viscous milk desserts. Underdeveloped consumption culture restrains consumption growth.

Liquid desserts. The market is sufficiently developed. Major consumers include both young people and children as well as adults. The segment will develop as a result of a rise in consumption among teenagers.

Juice and dairy products. It is the most dynamic category of milk products. It has a considerable growth potential due to the population’s striving for a healthy life style and consumption of low-fat vitamin-fortified products.

Curds desserts. The segment is developing rapidly given the traditional character of curds. A rise in the segment will mainly depend on the rate of growth of real earnings and consumers’ switching over from traditional cottage cheese to curds desserts.

Chocolate-coated cheese curds. Consumption culture in large cities is well-developed. Producers’ regional expansion and a wider variety of the products are expected to provide for the segment’s growth.

Condensed milk. It is a traditional food product used in pastry cooking. The market is developed. There are large and well-known producers. Growth can be achieved through a wider variety of products, new flavors, and new types of packaging.

2.               Forecast of Future Developments on the Juice and Juice-Containing Products Market.

The market’s growth will continue although the rate of growth may slow down. Yet it will remain high enough. Market capacity in 2001 was 1,100,000,000 liters – a 44-percent rise in comparison with the previous year. In 2002 juice consumption was supposed to increase by 26-30% and reach around 1,400,000,000 liters. The expected rise for 2003 is 20%.

The juice market’s growth results from the improvement of the economic situation in Russia, rising per capita income, and emergence of consumption culture with juice regarded as tasty and healthy food. Per capita consumption rose from 8 liters in 2001 to 10 liters in 2002. In large cities (Moscow, St. Petersburg) juice consumption is nearing European standards while Russia’s average per capita consumption of juices is twice lower than in Europe.

Stronger competition provoked by major manufacturers’ considerably expanded capacities will be the main market tendency in 2003. Consequently, the juice market is expected to consolidate further in the hands of four principal players that are likely to increase their market share at the expense of small regional producers whose share may go down to 5%.

Through license agreements, Wimm-Bill-Dann Foods Open Joint Stock Company grants the right to use:

•                  trademarks owned by it;

•                  the RAT and LIASOFT computer programs.

WBD Foods also provides comprehensive management consulting services. The sales volume of WBD Foods for 2001 through 1st quarter 2004 is presented in the following tables:

2001

No.	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	2,198	100
1.1.	including: sale of services in respect of granting use of trademarks	2,198	100

2002

No.	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	5,310	100
1.1.	including: sale of services in respect of granting use of trademarks	5,310	100

2003

No.	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	470,528	100
1.1.	including: sale of services in respect of granting use of trademarks	392,075	83.33
1.2.	consulting services	63,808	13.56
1.3.	sale of management consulting services	14,296	3.04
1.4.	compensation for granting suretyship guarantees	9	0.00
1.5.	software implementation services	340	0.07

1st quarter 2004

No.	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT	100,583	100
1.1.	including: sale of services in respect of granting use of trademarks	96,616	96.06
1.2.	consulting services	21	0.02
1.3.	sale of management consulting services	1,808	1.8
1.4.	other	90	0.09
1.5.	software implementation services	2,048	2.03

3.2.3                     Main types of products (works, services)

See also section 3.2.2 of this report

Cost Price of Services Rendered, thou. rubles

No.	Expense	2001	2002	2003	1st quarter 2004
1	Depreciation of intangible assets	7	22	227	42
2	Wages and salaries with deductions			27,353	707
3	Travel expenses			2,137	1,307
4	Goods				62
	TOTAL	7	22	29,717	2,118

Issuer’s Administrative Expenses, thou. rubles

No.	Expense	2001	2002	2003	1st quarter 2004
1	Depreciation of fixed assets			2,966	1,798
2	Office stationery and business supplies			1,679	337
3	Depreciation of intangible assets			1,588	1,482
4	Amortization of commercials			3,429
5	Wages and salaries	102	10,965	158,764	60,415
6	Allocations to Pension Fund	36		7,423	10,614
7	Unified Social Tax	22	1,208	13,027	2,858
8	Reserves for future leave			10,930	5,585
9	Rent	6	11	126,229	39,995
10	Travel expenses			8,020	4,522
11	Representative expenses		34	2,123	795
12	Audit services		22,929	25,772	5,581
13	Recruitment services			2,844	198
14	Legal and notary services	174	118	43,188	6,945
15	Advertising			16,427	2,423
16	Informational and consulting services		17,218	68,736	1,835
17	Communications			4,912	1,736
18	other		999	16,517	2,964
19	Expenses associated with securities issue		14,332
20	Expenses for organization administration		836
	TOTAL	340	68,650	514,574	150,083

3.2.4                     Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume

No.	Supplier of works, services	Thousand rubles	%
1	Latham&Watkins Partnership	2 893	3.57
2	Lianozovo Dairy PJSC	42 452	52.31
3	Ernst & Young (CIS) Limited	5 809	7.16
4	LANIT ZAO	2 998	3.69
5	Other	27 005	33.27
	TOTAL	81 157	100

3.2.5. Markets for products (works, services) of the Issuer

Due to the specifics of the Issuer’s primary activity, the market for its services is determined by the number and location of the WBD Group facilities. A decline in the financial position of WBD Group businesses may be the only negative factor influencing the Issuer’s market of services. Today the WBD Group’s main market is the territory of the Russian Federation. The Issuer intends to expand the market geographically. The only major factor of possible decrease in demand for the Group’s products would be a sharp decrease in the population’s purchasing capacity, since the Group’s products belong to the convenience category. The possibility of stronger competition on the part of both domestic and foreign manufacturers of dairy and juice products is another negative factor.

Wimm-Bill-Dann Foods Open Joint-Stock Company provides consultation services, as well as grants rights to use trademarks it owns through conclusion of license agreement both in the territory of the Russian Federation and in CIS countries: Kirgyzstan and Ukraine.

Through license agreements, the Issuer grants the right to use:

•                  trademarks owned by it;

•                  the RAT and LIASOFT computer programs.

The volume of services rendered by WBD Foods since 2001 is presented by region in the following tables:

2001

No.	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	2,198	100
2	CIS countries, total:
	including:
2.1.	Kyrgyzstan
2.2.	Ukraine
	TOTAL	2,198	100

2002

No.	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	5,156	97.1
2	CIS countries, total:
	including:
2.1.	Kyrgyzstan
2.2.	Ukraine
3	other	154	2.9
	TOTAL	5,310	100

2003 r.

No.	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	462,943	98.39
2	CIS countries, total:	2,649	0.56
	including:
2.1.	Kyrgyzstan	417	0.09
2.2.	Ukraine	2,232	0.47
3	other	4,936	1.05
	TOTAL	470,528	100

1 quarter 2004 r.

No.	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	99,051	98.48
2	CIS countries, total:	1,532	1.52
	including:
2.1.	Kyrgyzstan	110	0.11
2.2.	Ukraine	1,422	1.41
	TOTAL	100,583	100

3.2.6                     Practice in relation to working capital and reserves

The issuer’s policies with regard to working capital consist of increasing working capital turnover and keeping working capital at the minimum level necessary for current activity.

No.	Item	For 1st quarter 2004
1	Inventory turnover ratio	2.77
2	Turnover time (days)	33

Inventory turnover ratio based on sales volume (Rn):

Rn =  Revenue from services sold (line 010 on Form 2) / 0.5 (inventory at start of year + inventory at end of year) according to line 210 on Form 1

Turnover time in days = Length of the reporting period in days / Rn

3.2.7. Raw materials

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. In addition, we are currently renegotiating certain pricing terms in our framework agreement with Tetra Pak pursuant to which we purchase packaging materials. Failure to conclude an agreement on commercially reasonable terms would have a material adverse effect on our results of operations. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

The main raw materials we use to produce our dairy and juice products include the following:

• raw milk, which we generally obtain from domestic farmers;

• dry milk, which we generally obtain from small domestic producers or import;

• bacteria cultures, which we generally import, although we have begun to develop our own cultures;

• flavorings and sweeteners, which we generally import;

• juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

• other ingredients such as frozen fruits and stabilizers.

The prices of each of the foregoing raw materials are generally volatile.

Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards.

We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, dry milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms. We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector. In 2002 we also acquired Depsona, a fruit juice and concentrate producer in Central Russia, which will allow us to reduce our dependence on imported juice concentrates. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions. We also purchase certain raw materials such as bacteria cultures, juice concentrate and flavorings from foreign manufacturers due to the unavailability of products of appropriate quality locally. We use quality raw materials, supplied by producers from approximately 25 countries such as Cargill (U.S.), Quatrale (Brazil), Jahncke (Germany), Givaudan (Germany), Hahn (Germany), Wild (Germany), and Firmenich (Switzerland). Our flagship “J-7” juice line, the best-selling juice brand in Russia, was created with consulting assistance from Cargill - the world’s largest supplier of juice concentrates.

3.2.8. Major Competitors.

By virtue of its primary mission – control, management, and services in the interests of the WBD Group – the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

The principal competitors of the WBD Group on traditional and enriched dairy products markets include Russian producers such as Petmol (St. Petersburg), Ostankinsky, Ochakovsky, and Cherkizovsky Dairies (Moscow) as well as small manufacturers in Russian regions. On the market of vitamin-fortified dairy products, the WBD Group competes mainly with Danone. As for yogurts, milk desserts, and, to some extent, dairy products for children, the main competitors of the WBD Group are foreign companies such as Danone, Campina, Onken and Ehrmann.

In the Issuer’s opinion, the WBD Group is expected to compete with the following companies on the dairy market in the near future:

1) Danone of France: the most active foreign company in Russia, pursuing an aggressive advertisement policy. It owns a dairy in the Volga region that produces natural yogurt, fruit-flavored yogurt, and kefir and a dairy in the Moscow region. The company’s products, both imported and made in Russia, are sold under the Danone trademark all over the Russian Federation through its own distribution network. According to the study conducted by AC Nielsen in nine Russian cities, in 2002 Danone’s sales in the yogurt and milk dessert segment amounted to 11.7% and in enriched dairy products – 9,7%;

2) Petmol of St. Petersburg: produces a wide variety of dairy products, concentrating however on yogurts and desserts. Petmol’s shares are publicly quoted at the Russian stock exchange. According to the study conducted by AC Nielsen in nine Russian cities, in 2002 the company’s share was 7.6% in the traditional dairy segment and 9,7% in enriched dairy products, 6.3% - in the yogurt and milk dessert segment while the share of Parmalat in the traditional dairy segment reached 1.5%;

3) Ochakovsky Dairy of Moscow: a major dairy producer in Russia and principal competitor of the WBD Group in Moscow. Its products are very popular among consumers. According to the study conducted by AC Nielsen in nine Russian cities, in 2002 the company’s share was 5.1% in the traditional dairy segment and 3.3% - in the enriched products segment.

The shares of the WBD Group and its principal competitors for enlarged product categories on the dairy market, % (for the 2003, according to AC Nielsen Retail Audit research):

Item	WBD Group	Danone	Petmol	Ochakovsky Dairy
Yogurts and milk desserts	43.3	14.3	5.2	—
Traditional dairy products	32.5	—	7	5.7
Enriched products	46.7	11.8	7.5	6.9
The market’s total	35.8	3.9	6.8	5.5

The principal competitors of the WBD Group on the domestic juice market include Parmalat of Italy and medium- and small-size Russian producers such as:

1) Multon of St. Petersburg: its share on market for the 2003 was 29.3% as shown by the study conducted by Business Analitika Retail Audit in eleven largest Russian cities. Dobry and Niko juice brands and other products of the company appeared on the Moscow market in 1998 and have won considerable market shares since then, primarily, due to an aggressive pricing policy;

2) Lebedyansky of the Lipetsk region: the company’s share on market for the 2003 was 22.8% as shown by the study conducted by Business Analitika Retail Audit in eleven Russian cities. Its Tonus and Ya brands have become very popular among consumers and effectively compete with juices produced by local manufacturers;

3) Nidan-Ekofrukt of Novosibirsk: a Russian-US joint venture whose share on market for the 2003 was 9.7% according to Business Analitika Retail Audit’s study carried out in eleven largest Russian cities.

The shares of the WBD Group and its principal competitors on the juice market, % (as for the 2003, according to Business Analitika Retail Audit’s study conducted in eleven large Russian cities):

Juice market	WBD Group	Multon	Lebedyansky	Nidan	Others
Market share	32.8	29.3	22.8	9.7	5.4

The WBD Group gets mineral water from an underground spring in Valdai. The region is famous for top-quality mineral water. There is a facility in Nizhny Novgorod that bottles mineral water. The WBD Group started a serial production of mineral water in March 2003 and sales of mineral water under the “Zapovednik.Valday” trademark started in May 2003.

Historically, the consumption of noncarbonated mineral water has not been widespread in Russia. The situation, however, is radically changing under the effect of environmental factors. The consumption of bottled drinking water is growing rapidly in large Russian cities. The mineral water market is expanding not only in terms of volume but also in terms of a wider variety of products and new trademarks. Furthermore, the number of Russian superior quality brands is growing, and the share of imported brands is going down. In the Issuer’s opinion, the WBD Group’s principal competitors include Aqua Minerale (Pepsi trademark), BonAqua (Coca-Cola trademark) as well as Borzhomi, Narzan, and Svyatoi Istochnik, Shishkin Les produced at CIS facilities. The WBD Group is planning to position its new trademark “Zapovednik.Valday” in modern style by emphasizing the mineral origin of the water and produce it with different degrees of carbonation (still, medium-carbonated, and highly carbonated) in bottles of different sizes for consumers’ better choice.

Analysis of the WBD Group’s Competitive Factors.

The WBD Group has a number of advantages over other Russian producers: high productive capacity, superior quality of products, high-level innovation, and opportunities for new products development and marketing. Other competitive advantages which, in the Issuer’s opinion, enable the WBD Group to retain its leading position on the Russian market, include: strong and diversified trademarks, unobstructed access to raw material sources, extensive sales network, emphasis on the development of new products, modern manufacturing facilities and technologies, external financing opportunities, and efficient leadership. The WBD Group intends to take advantage of those opportunities by pursuing a sales promotion strategy focused on superior quality products and development of new products that would not be inferior to their Western analogs in taste and consistence.

Some Russian producers, however, have certain advantages over the WBD Group, related to a lower cost of production and lower advertisement and shipment expenses. Recent industrial tendencies also show that the consolidation of the industry may lead to the emergence of large domestic producers capable of competing with the WBD Group on the market.

Foreign dairy producers have a large advertisement budget and advanced manufacturing know-how permits them to offer top-quality products made on the basis of up-to-date technologies through well-established sales systems. In the past foreign companies focused on concrete market niches, more often than not, on the premium segment (upper price range) whereas today they are increasingly turning to products for the average consumer with an average income. Besides, such companies as Danone, Parmalat, Campina, and Erhmann have begun investing in Russian manufacturing businesses, which may reduce the competitiveness of WBD Group products, for the competitors now have an opportunity to produce their commodities in Russia. For example, Danone, owning two Russian diaries, has put several yogurt brands on the Russian market, some of them developed specifically for Russian consumers. Campina of Netherlands, also owning a dairy in Russia, makes fresh yogurts and yogurts with a long shelf life. Erhmann of Germany makes yogurt at a Russian dairy, and Onken and Pascual, also foreign companies, are planning to open manufacturing facilities in Russia. As a result of the growing output of yogurts and milk desserts in Russia, the above foreign companies have become the WBD Group’s principal competitors in this market segment.

Values of market shares that, in the Issuer’s opinion, it and its competitors have had (percentage) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the date of foundation provided the Issuer has been operating for less than three years:

Shares on market of Dairy production*    Shares on market of Juice production

	2001	2002	2003		2001*	November- December 2002**	November December 2003**
WBD Group	37.0	36.2	35.8	WBD Group	37.5	34.9	29.3
Petmol	9.1	7.6	6.8	Multon	29.0	29.4	29.3
Ochakovsky Dairy	3.0	4.4	5.5	Lebedyansky	10.9	19.7	24.8
Ostankinsky Dairy	3.2	2.3	2.5	Nidan-Ekofrukt	6.4	9.4	11.0
PARMALAT	2.0	1.4	1.3
Campina	1.8	2.0	1.8
Piskarevsky Dairy	6.4	5.4	4.8
DANONE	2.5	3.3	3.9
EHRMANN	0.8	1.4	1.4

*as per data provided by AC Nielsen Retail Audit (9 cities)

** as per data provided by Business Analitika Retail Audit (11 cities)

3.2.9. Data in Issuer’s licences held

Issuer holds no licences

3.2.10. Data on Issuer’s joint operation

None during reporting period

3.4. Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic states and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. Yet it is also going to start the production of mineral water early in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

3.5. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

None

3.6. Issuer’s Subsidiaries and dependent companies.

The issuer’s activity is inextricably linked and determined by the needs and requirements of its subsidiaries and dependent companies.

Name: Public Joint-Stock Company “Lianozovo Dairy”

Abbreviated name: “LMK” PJSC

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85.26%

Issuer’s share of the ordinary shares of the subsidiary: 85.26%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 70.31%

Issuer’s share of the ordinary shares of the subsidiary: 70,31%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share of the ordinary shares of the subsidiary: 83.19%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 78.56%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share of the ordinary shares of the subsidiary: 52.24%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 75.075%

Issuer’s share of the ordinary shares of the subsidiary: 75.075%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Baltic milk Dairy” (former “ Roska” OJSC)

Location: St. Petersburg, Russia

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share of the ordinary shares of the subsidiary: 98.84%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share of the ordinary shares of the subsidiary: 76%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share of the ordinary shares of the subsidiary: 85%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Vladivostok dairy”

Location: Russia, 690087, Vladivostok, ul. Strelochnaya, d.19

The grounds to consider the company a subsidiary of the issuer: prevailing share of the issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 97,44%

Issuer’s share of the ordinary shares of the subsidiary: 97,44%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Issuer’s dependent companies

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Moscow, 1 Varshavsky proezd, d. 6/10

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 28.74%

Issuer’s share of the ordinary shares of the subsidiary: 28.74%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share of the ordinary shares of the subsidiary: 25.1%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Organization: OJSC “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share of the ordinary shares of the subsidiary: 47.7%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 39,66%

Issuer’s share of the ordinary shares of the subsidiary: 39,66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul.Larina, d. 19

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share of the ordinary shares of the subsidiary: 44.59%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Karasuk Milk”

Location: Russia, Novosibirskaya oblasty, Karasuk, Radischeva street, d.16

The grounds to consider the company a dependent company of the issuer: share of the issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 37.97%

Issuer’s share of the ordinary shares of the subsidiary: 37.97%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

3.7. Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets

3.7.1       Fixed assets

At January 1, 2002, and January 1, 2003, the issuer had no fixed assets on its balance sheet.

2003, thou. rubles

No.	Fixed assets group	Full value before reappraisal	Residual value (after depreciation) before reappraisal	Date of reappraisal	Full value after reappraisal	Residual value (after depreciation) after reappraisal
1	Over 3 years to 5 years, inclusive	19,149	17,348	none	19,149	17,348
2	Over 5 years to 7 years, inclusive	3,325	3,224	none	3,325	3,224
3	Over 7 years to 10 years, inclusive	186	181	none	186	181
4	Value less than 10,000 rubles	1,082	0	none	1,082	0
	TOTAL	23,742	20,753		23,742	20,753

1st quarter 2004, thou. rubles

No.	Fixed assets group	Full value before reappraisal	Residual value (after depreciation) before reappraisal	Date of reappraisal	Full value after reappraisal	Residual value (after depreciation) after reappraisal
1	Over 3 years to 5 years, inclusive	20,656	16,670	none	20,656	16,670
2	Over 5 years to 7 years, inclusive	3,749	2,967	none	3,749	2,967
3	Over 7 years to 10 years, inclusive	186	176	none	186	176
4	Over 10 years to 15 years, inclusive	31	30	none	31	30
5	Over 20 years to 25 years, inclusive	11	0	none	11	0
6	Value less than 10,000 rubles	6	0	none	6	0
	TOTAL	24,639	19,843		24,639	19,843

3.7.2       Cost of the Issuer’s immovable property

The Issuer owns no immovable property.

IV            INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER

4.1          Results of the financial and economic activities of the Issuer

4.1.1       Profits and losses

The indicators reflecting profitability and losses for the relevant accounting period, are given in the table below:

Indicator	2001	2002	2003	1 quarter 2004
Proceeds, thousand rubles	2 198	5310	470 528	100 583
Gross profit, thousand rubles	2 191	5 288	440 811	98 465
Net profit (retained profit (non-covered losses), thousand rubles	-915	252 427	94 263	5 834
Labor productivity, thousand rubles/man	439,6	1062,00	1589,62	345,65
Yield of capital investments,%	—	—	22,67	5,07
Assets profitability,%	-0.1	4.14	0.77	0.05
Equity profitability,%	-0.1	4.14	1.52	0.09
Products profitability (sales),%	-0.42	47.54	20.03	5.8
Non-covered loss as at the accounting date, thousand rubles	915	915	0	0
Correlation between non-covered loss as at the accounting date and the balance currency	0.1	0.01	0	0

4.1.2       Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business.

Services	2001	2002	2003	1st quarter 2004
Licensing of trademarks under license agreements	2,198	5,310	392,075	96,616
Management consulting services			14,296	1,808
Consulting services			63,808	21
Software implementation services			340	2,048
other			9
Total	2,198	5,310	470,528	100,583

The Issuer’s primary activity is the licensing of trademarks under license agreements. Royalty earnings depend on the total value of goods sold under trademarks owned by WBD Foods. License revenue increased in 2003 by 389,877,000 rubles relative to 2001, and continues to hold the top spot in sales volume for the 1st quarter of 2004. The increase is a result of higher production volumes of dairy and juice products sold under the Issuer’s trademarks.

4.2. Liquidity of the Issuer

The following indicators are given to define the issuer’s liquidity in the appropriate accounting period:

Indicators	2001	2002	2003	1 quarter 2004]
Own working capital, thousands RUR	-19 327	4 015 347	3 156 375	-358 069
Capital gearing	0.03	0.002	0.98	0.98
Equity ratio	0.97	0.998	0.50	0.50
Rate of stock security by own working capital	109.84	423.94	36.87	31.45
Fixed asset ratio	1.03	0.34	1.78	1.78
Liquidity ratio	0.20	404.63	15.05	4.17
Quick ratio	0.19	403.44	14.56	4.03

4.3. The Issuer’s Capital and Current Assets, their Structure and Adequacy

4.3.1. Size, structure and adequacy of the issuer’s equity and working capital

Acct No. old/ new	Description, thousands RUR	Balance as per January 1, 2002	Balance as per January 1, 2003	Balance as per January 1, 2004	Balance as per April 1, 2004
1	Authorized stock	700 000	880 000	880 000	880 000
2	Reserve capital	—	—	12 621	12 621
3	Additional capital	—	4 958 621	4 958 622	4 958 622
5	Retained earnings in the current year	—	—	95 078	5 834
6	Retained earnings in the previous years	—	252 427	238 075	333 153
6	Loss in the previous years	-915	-915	—	—
7	Targeted financing and revenues	—	—	—	—
8	Reserves for deferred expenses and payments	—	—	—	3 118

	Total:	699 085	6 090 134	6 184 396	6 193 348

4.3.2. Adequacy of the Issuer’s equity and working capital

Item, thou. rubles	2001	2002	2003	1st quarter 2004
Issuer’s operating expenses	1,444	810,917	5,673,379	137,215
Owners’ equity	699,085	6,090,133	6,184,396	6,190,230
Issuer’s short-term liabilities	24,050	9,948	81,788	295,498

From 2001 through the 1st quarter of 2004 (inclusive) the level of owner’s equity has been sufficient to meet short-term liabilities and cover the Issuer’s current operating expenses.

4.3.3. Cash funds

In 2004 the Company will need external financing for its investment activities. The amount of the financing needed shall be contingent on the Company operating profit, revenues of its enterprises, and capital expenditures in the period.

The main sources of external financing shall be the Bank loans. Currently, the Company has a good credit history and borrowing facilities with RF biggest banks that considerably exceed the Company needs.

Moreover the investment attractiveness of the Company is facilitated by the high investment ratings given by international rating agencies: Moody’s and Standart&Poors.

Currently, the Company has no sequestrated accounts and debts on the bank file.

4.3.4. Investments of the Issuer

4.3.4.1. Long-Term Investments

No.	Company Name	Long-Term Investment Type	Total Loans as per December 31, 2003, in thousands RUR	Amount (%) as per December 31, 2003, in thousands RUR	Repayment Date
1	2	3	4	5	6
1	TK WBD ZAO	revolving credit	1417 488	11682	31.12.2006
2	Nizhny Novgorod Dairy OAO	revolving credit	47 265	0	31.12.2005
3	Dairy, OAO	revolving credit	782 638	6 341	31.12.2005
4	Novokuybyshevskmoloko OAO	revolving credit	13 619	110	31.12.2005
5	OAO Ramensky Dairy	revolving credit	292 939	2 974	31.12.2005
6	Siberian Milk OJSC	revolving credit	666 901	27 383	31.12.2005
7	TSMK OJSC	revolving credit	1109 352	10 144	31.12.2005
8	Valdai Sanctuaries Ltd	revolving credit	147 582	77	31.12.2005
	TOTAL:		4 477 784	58 711

		Balance as per April 01, 2004
No.	COMPANY NAME	in thousands RUR	Quantity of Securities	Type of Securities	Share in authorized stock,%
	1	2	3	4	5
	JSC Bishkeksut	32 007	1 166 480	Shares	39.66
1	JSC Kharykov Dairy	153 104	1 485 587	Shares	75.08
2	Karasuk Milk CJSC	4 408	350 437	0	0.00
3	Gulkevichsky Maslozavod ZAO “	9 266	1 574	Shares	52.24
4	CLSC Darya	4 762	5 116	Shares	98.84
5	Rodnik PAG ZAO	346 108	20 000	Shares	100.00
6	CJSC TK WBD	240 207	985	Shares	83.19
7	Burynsky Powdered Milk-Producing Plant OJSC	54 825	13 038 478	Shares	76.00
8	Vladivostok Dairy OJSC	31 119	670 995	Shares	97.44
9	ZDMP OJSC	157 416	4 666	Shares	25.10
10	Lianozovo Dairy OJSC	708 752	176 609	Shares	85.26
11	Nizhny Novgorod Dairy OJSC	9 417	232 500	Shares	44.59
12	Dairy OJSC	406 891	1 254 392	Shares	70.47
13	Roska OJSC	367 262	2 500 000	Shares	100.00
14	Tuymazinsky Milk Plant OAO	47 445	40 067 779	Shares	85.00
15	Ufamolagroprom OJSC	96 062	29 563 200	Shares	47.70
16	TSMK OJSC	239 786	24 186	Shares	28.74
17	Depsona CJSC	796 859	80	Promissory note
18	Rubtsovsk Dairy plant CJSC	229 301	23	Promissory note
19	Lianozovo Dairy OJSC	1 916 227	192	Promissory note
	Baltic Milk Dairy OJSC	279 892	28	Promissory note
	Valdai Sanctuaries Ltd	294 849	30	Promissory note
	Annino Milk Ltd	70 015	0	Contribution to the authorized stock	78.56
	WBD Mineral water Ltd	10	0	Contribution to the authorized stock	100.00
	Total	6 495 990	90 563 347

4.3.5. Intangible Assets of the Issuer

No.	Intangible Assets	Original Cost of Intangible Assets, thousand rubles	Depreciation of Intangible Assets in 2003, thousand rubles	Depreciated Cost of Intangible Assets, thousand rubles
1	Trademarks	10 882	1016	9 866
2	2003611243 RAT 2003610674	6 716	1580	5 136
3	LIASOFT 2003611822 automated information system	7 710	1542	6 168
4	Copyright for ANNUAL REPORT	625	21	604
5	Inner Web site	134	2	132

4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research

The Company employs considerable financial and manpower resources to develop new product types, with particular emphasis put on projects expected to produce new products and technologies. As per December 31, 2002, our Product Development Department at Lianozovo Milk Plant in Moscow had a stuff of 22 employees. The said Department often cooperates with third parties, such as Russian scientific and research institutes, research companies, and suppliers. In 1999-2000, we spent about USD 1.4 million to set up a new product development department. In 2001, approximately USD 1.3 million was spent to finance activities related to development of new product types, with USD 0.5 million allocated directly for development of new product types, and USD 0.8 million – for expansion of our own scientific and research center. In 2002, we spent about USD 0.9 million for development of new product types.

Protection of intellectual property rights is one of the key elements of the Issuer’s R&D policies.

1.              Information on the creation of intellectual property

1.1. Trademarks

No.	Application No.	Country of filing	Application filing date	Applicant	Description of trademark
1	2004701004	Russia	22 Jan 2004	WBD Foods	Sim-Bio (verbal)
2	2004701005	Russia	22 Jan 2004	WBD Foods	Bene-Fit (verbal)
3	2004702357	Russia	10 Feb 2004	WBD Foods	Twobio (verbal)
4	2004702359	Russia	10 Feb 2004	WBD Foods	Two-bio (verbal)
5	2004704336	Russia	03 Mar 2004	WBD Foods	chudo-fruktiko (verbal)
6	2004704868	Russia	10 Mar 2004	WBD Foods	“product of the Wimm-Bill-Dann company” (verbal)
7	2004705230	Russia	15 Mar 2004	WBD Foods	Panteleimon (combined)
8	2004705747	Russia	19 Mar 2004	WBD Foods	Wimm-Bill-Dann (verbal)
9	2004705748	Russia	19 Mar 2004	WBD Foods	Image of spoons in an arc (image)
10	2004706164	Russia	24 Mar 2004	WBD Foods	(chudo-voda) (verbal)
11	2004706165	Russia	24 Mar 2004	WBD Foods	(bio-maks) (verbal)
12	2004706419	Russia	26 Mar 2004	WBD Foods	NEO (combined)
13	2004706420	Russia	26 Mar 2004	WBD Foods	(glazurok) (verbal)
14	2004706541	Russia	29 Mar 2004	WBD Foods	(tubio) (verbal)
15	25989	Kazakhstan	09 Jan 2004	WBD Foods	J-7 (three-dimensional)
16		China	12 Mar 2004	WBD Foods	J-7 (hieroglyph transcription) (verbal)
17		China	12 Mar 2004	WBD Foods	Wimm-Bill-Dann (hieroglyph pronunciation) (verbal)
18		China	12 Mar 2004	WBD Foods	Wimm-Bill-Dann (hieroglyph transcription) (verbal)
19		Ukraine	14 Jan 2004	WBD Foods	J-7 (three-dimensional)
20		Ukraine	05 Feb 2004	WBD Foods	NEO BioVit (combined)
21		Ukraine	24 Mar 2004	WBD Foods	NEO Bio Vit (combined)
22		WIPO	06 Jan 2004	WBD Foods	Small child with spoon (image)
23		WIPO	18 Mar 2004	WBD Foods	Lamber (verbal)

1.2.          No applications for patents for inventions, utility models, or industrial designs were filed in the 1st quarter of 2004.

2.              Information on legal protection obtained for intellectual property

2.1. Trademarks

No.	Certificate No.	Date of registration	Country of filing	Owner	Description of trademark	Valid Until
1	36739	15 Jan 2004	Ukraine	WBD Foods	Wonder Berry/Mors (cherry, red currant) (combined)	15 Jun 2011
2	261571	12 Jan 2004	Russia	WBD Foods	0.1 liter bottle (three-dimensional)	27 Nov 2012
3	262687	30 Jan 2004	Russia	WBD Foods	(“Enriched products is what you want”) (verbal)	23 Sep 2012
4	262692	30 Jan 2004	Russia	WBD Foods	(Lamber) (verbal)	01 Nov 2012
5	262726	30 Jan 2004	Russia	WBD Foods	“FRESH-PREMIUM unique technology” (combined)	03 Jul 2012
6	263831	19 Feb 2004	Russia	WBD Foods	Milaya Mila (combined)	19 Sep 2012
7	263884	20 Feb 2004	Russia	WBD Foods	baia (verbal)	19 Mar 2013
8	263889	20 Feb 2004	Russia	WBD Foods	Dzhoifit (verbal)	08 Apr 2013
9	263941	25 Feb 2004	Russia	WBD Foods	Ryzhii Ap (combined)	21 Jun 2012
10	263942	25 Feb 2004	Russia	WBD Foods	Ryzhii Ap (combined)	21 Jun 2012
11	263947	25 Feb 2004	Russia	WBD Foods	Berenika (combined)	08 Apr 2013
12	264376	26 Feb 2004	Russia	WBD Foods	Lafresh (verbal)	15 Apr 2013
13	264442	28 Feb 2004	Russia	WBD Foods	“Vivat, my city!” (verbal)	08 May 2012
14	264602	02 Mar 2004	Russia	WBD Foods	Ryzhii Ap (refrain) (audio)	16 Jan 2013
15	264603	02 Mar 2004	Russia	WBD Foods	J -7 FREEDOM (audio)	16 Jan 2013
16	265306	16 Mar 2004	Russia	WBD Foods	“MAGICAL LAND” (verbal)	27 Apr 2013
17	265623	22 Mar 2004	Russia	WBD Foods	J-7 (three-dimensional)	13 Oct 2013
18	266518	05 Apr 2004	Russia	WBD Foods	(Ryzhii Ap) (three-dimensional)	16 Apr 2013
19	266583	06 Apr 2004	Russia	WBD Foods	(Freshi) (verbal)	31 Dec 2012
20	266859	10 Apr 2004	Russia	WBD Foods	M milk package (three-dimensional)	30 Jan 2013

2.2. No patents were received for inventions, utility models, or industrial designs in the 1st quarter of 2004.

4.5. Analysis of the trends of development in the area of primary activity of Issuer.

In several recent years an economic growth is observed in Russia. In 2000, the growth of Gross Domestic Product was 9%, in 2001 - 5,0%, in 2002 the expected growth is about 4%. The development of the food industry is especially rapid. The increase of population’s effective demand maintains the appeal of investments in Russia food industry, making it one of most dynamically developing economic sectors. The economic crisis of 1998, which closed the Russian market for import of foodstuff, however allowed to Russian companies to grow high and this made impossible the resumption of the same volumes of the delivery of foreign foodstuff, even if one takes into consideration a constant increase of the real rate of the Russian rouble. Presently, an average part of food imported into RF forms about 3% of the common consumption. By experts’ view, today the food sector is one most rapidly developing branches of the Russian economy. Networks of supermarkets prefer to lay in a stock Russian goods since they have lower prices and do not loose against their western analogues by the quality (and are even more attractive in some cases) . The creation of large holding companies with widely developed commercial networks and large production capacities and facilities in various regions is vitally important for food companies whose products cannot be transported for large distances and transport expenses often compose an essential part of the costs.

However, nobody can ensure that the last trends observed in the Russian economy, e.g., the increment of the Gross Domestic Product, relative stability of the rouble, and an insignificant inflation, will continue and that no sharp changes will take place in future. The oil and gas price fluctuations, strengthening of the real rouble rate with respect to US dollar, and consequences of a certain relaxation in the monetary politics may reflect adversely on the state of the Russian economy, the development of the food industry, and the future Issuer’s activities.

For a growth of the food industry the developed infrastructure is of large importance. The infrastructure objects of Russia, basically, were created in Soviet time and did not receive significant investments during the last decade. The infrastructure objects of railroads and transport roads, objects of power supply, communications, and housing stock infrastructure objects are in the most complicated state and situation. Federal Government carries out active work on reorganisation of the system of railroad, electric power, and telephone communications of the country. Any reorganisation of that kind may result in growth of tariff level on railroad transportation, electric power, and telephone services in combination with an impossibility to receive the expected income as concerns the investments necessary for carrying out repairs, technical maintenance, and modernisation of such systems. The ill-being of the Russian infrastructure objects deteriorates the country economy, results in stoppage in delivery of goods and services, an increase of expenses related to business activities in Russia. A deterioration of the situation in the industry and situation of the Issuer in the industry can be a result of:

1) lowering effective demand of the population with respect to the products of WBD Group in view of deterioration of the financial and economic situation of population in the regions, consumers of food industry products produced by the WBD Group;

2) possible deterioration of the fulfilment of the Budget of Russian Federation due to large volume of payments implied by the external debt of Russia in 2003 and decrease of incomes of workers of budget sphere;

3) growth of the business competition in the industry. By Issuer’s estimates, industrial risks are minimal for WBD Group companies. In the production of milk products and juices Wimm-Bill-Dann- Group is the leader of industry, controlling significant parts of market. To minimise the industry risks, Wimm-Bill-Dann Group acts as follows:

1) orientation to diversification of production;

2) long-term programs of production;

3) development of programs for lowering expenses related to production, active investment politics as concerns the technical and technological rearrangement of manufacturing capabilities and production basis in order to augment the competitive abilities and capacities of group companies.

Issuer is characterised by high level of credit quality and low level of credit risk. During 2001 and 9 months of 2002, the part of debt capital with respect to proper capital and reserves reduced from 3.44% to 0.07%.  The creditworthiness of Issuer is ensured by high values of supplementary capital and also by the amount of the net wealth.  Within 9 months of 2002 an almost 9 times increase of net wealth of Issuer took place with respect to 2001, the authorised capital stock risen from 700 million roubles up to 880 million roubles. Thus, Issuer improved significantly its financial situation.

Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to wholesalers for resale to retail outlets. We expect sales to independent retailers and wholesalers to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products Although these supermarket chains now purchase our products , there can be no assurance that they will continue to do so or that other supermarket chains will not attempt a similar consolidation of market power. This alliance also intends to seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that these retailers will increase price competition.

See also the analysis of trends of development in the primary Issue’s activity in Section 2.5.5. (Risks relating to our business).

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)

5.1. Data on structure and authority of Issuer’s management/administration

Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Chairman of the Management Board;

4. Management Board

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

The following are assigned to the competence of the General Meeting of Shareholders:

1)     amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2)     reorganization of the Company;

3)     liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4)     determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5)     determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6)     increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7)     decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8)     election of members of the Audit Committee and early termination of their powers;

9)     approval of the Company’s auditor;

10)   approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11)   determination of the procedure for holding the General Meeting of Shareholders;

12)   election of members of the Counting Committee and early termination of their authorities;

13)   splitting and consolidation of shares;

14)   adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15)   adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16)   acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17)   adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18)   approval of internal documents regulating the activity of the Company bodies;

19)   decision of other questions provided for by the JSC Law.

Competence of the Issuer’s Board of Directors pursuant to its charter (constitutive documents):

The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)              determination of the priority directions of the Company’s activities;

2)              calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3)              approval of the agenda of the General Meeting of Shareholders;

4)              determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)              placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)              determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)              acquisition of shares, bonds, and other securities placed by the Company in the cases provided for by the JSC Law;

8)              formation of the executive bodies of the Company and early termination of their authorities—election of the Chairman of the Management Board and appointment of the members of the Management Board,

9)              determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)        recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)        recommendations on the amount of the dividend on shares and the procedure for its payment;

12)        utilization of the reserve fund and other funds of the Company;

13)        approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)        creation of branches and opening of representative offices of the Company;

15)        approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)        approval of the transactions provided for by chapter XI of the JSC Law;

17)        approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)        other issues provided for by the JSC Law and Company’s charter….

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

“ 17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

17.5. The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

17.6. In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

17.7. The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

17.7.1. organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

17.7.2. decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

17.7.3. establishment of prices, rates, and commissions under contracts with suppliers and consumers;

17.7.4. ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

17.7.5. keeping personnel records in accordance with current Russian legislation;

17.7.6. monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

17.7.7. the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

17.7.8. providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

17.7.9. organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

17.7.10. performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company….”

The Issuer does not have a single internal document to regulate its corporate conduct.

5.2. Information on the persons in the Issuer’s management bodies

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Education: high

Positions over past 5 years:

Period: 1992-Present

Organization: TOO “Universal Partnership “Center”

Area of Operations: Production of foods, juices, and beverages

Position: Acting general director

Period: 1996-1999

Organization: ZAO “Foods Production”

Area of Operations: Production of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2003

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors—

Period: 2001 – 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 6.83%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Name: OJSC “Tsaritsino Dairy”

Share: 0.659%

Orlov, Alexander Sergueevich

Born: 1948

Education: higher

Positions over past 5 years:

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2003 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 4.391%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.028%

Name: OJSC “Tsaritsino Dairy”

Share: 0.373%

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Name: OJSC “Tsaritsino Dairy”

Share: 0.659%

David Iakobachvili

Born: 1957

Education: higher (unfinished)

Positions over past 5 years:

Period: 2000 - 2001

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - 2002

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - 2003

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2001 - 2002

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2002 -Present

Organization: OOO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2003 - Present

Organization: ZAO “Auto-40”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: 9.465%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.025%

Name: OJSC “Tsaritsino Dairy”

Share: 4.07%

Scherbak, Vladimir Nikolaevich

Born: 1939

Education: higher

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agro industrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - 2003

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Tutelyan, Victor Alexandrovich

Born: 1942

Education: higher

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Yasin, Eugeny Grigorievich

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Guy de Selliers

Born: 1952

Education: higher

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - 2003

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Period: 2002 - Present

Organization: Norilsk Nickel

Area of Operations: Metallurgy

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: HB Advisers (UK)

Area of Operations: Consulting services

Position: Chairman

Period: 2003 - Present

Organization: Chatura Furniture

Area of Operations: no data

Position: Member of the Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Michael A. O’Neill

Born: 1945

Education: higher

Positions over past 5 years:

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Eurasia Division

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: EFES Invest

Area of Operations: soft drinks

Position: Member of the Board of Directors

Period: 2002 - Present

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Ernest Linwood Tipton

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1987 - 2003

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

J. B. Mark Mobius

Born: 1936

Education: higher

Positions over past 5 years:

Period: 1992 - Present

Organization: Templeton Asset Management Ltd.

Area of Operations: Provision of managerial services

Position: Managing Director

Period: 2002 - Present

Organization: OAO “Lukoil”

Area of Operations: Oil and gas investigation ,production and sale of petrochemicals

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Individual executive body and members of collective executive body:

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Name: OJSC “Tsaritsino Dairy”

Share: 0.659%

Byrdin, Maxim Olegovich

Born: 1972

Education: higher

Positions over past 5 years:

Period: 1998 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Executive Director, Chairman of the Management Board

Period: 2002 - Present

Organization: Roska OAO

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - 2003

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003- Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: Open Joint Stock Company “Tuimazy Milk Plant”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Education: higher

Positions over past 5 years:

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Malyutin Akeksandr Evgenyevich

Born: 1977

Education: higher

Positions over past 5 years:

Period: 1998 -2000

Organisation: CJSC Tetra Pak

Area of Operations: production and selling of packing production

Position: commercial representative

Period: 2000 -2004

Organisation: CJSC Tetra Pak

Area of Operations: production and selling of packing production

Position: sales department manager

Period: 2004 -2004

Organisation: CJSC Tetra Pak

Area of Operations: production and selling of packing production

Position: business development manager

Period: 2004 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the Juice Business Segment

Period: 2004 -Present

Organisation: Trading Company Wimm-Bill-Dann CJSC

Area of Operations: Production and sale of juice production

Position: Executive director

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Yadegardjam Djamshid

Born: 1965

Education: higher

Positions over past 5 years:

Period: 2003 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the investor relations Department

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Person performing the functions of individual executive body of the Issuer: Sergei Arkadievich Plastinin

5.3. Information on remunerations, benefits and/or reimbursements per each management body of the Issuer

Total remunerations paid to the Board of Directors members in the 2003 financial year amounted to 25 892 391, 93   RUR

Total remunerations paid to the members of the collective executive body (Management Board) in the 2003 financial year amounted to:  19 129 438, 10 RUR

5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers

The structure and powers of the bodies monitoring the Issuer’s business activities under the Issuer’s Article of Association (constitutive documents).

Internal Audit Committee

Auditor

As per Art. 21 of the Issuer’s Charter the Company’s business activities shall be monitored by an Internal Audit Committee.

The Internal Audit Committee shall be elected at annual general meetings of the Company shareholders for a period of 1 (one) year and shall include at least 7 (seven) members. The shares of the BOD members and the officers in the Company management bodies cannot vote for election of the Internal Audit Committee members.

The term of the Internal Audit Committee shall start at the moment it is elected by the annual general meeting of the Company shareholders and shall expire at the moment the following annual general meeting of Company shareholders elects (re-elects) the Audit Committee.

The powers of individual Internal Audit Committee members or of the whole of it can be terminated by the general meeting of the Company shareholders on the grounds and according to the procedure provided for by the internal documents of the Company.

In case the number of the Internal Audit Committee members is less than that twice as small as provided for in the Company Charter, then the Board shall convene an extraordinary general meeting of the Company shareholders for the purpose of electing a new Internal Audit Committee. The remaining Internal Audit Committee members shall fulfill their functions until a new Audit Committee is elected at an extraordinary general meeting of the Company shareholders.

In case the powers of the Internal Audit Committee are terminated, the term of the new Internal Audit Committee shall expire at the moment the following annual general meeting of the Company shareholders elects (re-elects) the Audit Committee.

A shareholder or any person nominated by a shareholder can be a member of the Internal Audit Committee. Members of the Company Internal Audit Committee can not simultaneously act as the Company BOD members, a solely independent executive body, Management Committee and Liquidation Committee members.

The Internal Audit Committee shall elect Chairman and Secretary.

The Company’s business activities shall be audited on the basis of the Company performance within appropriate year.

An audit of the Company’s business activities shall be initiated at any time:

by the Internal Audit Committee of the Company itself;

upon the decision of the shareholders’ general meeting;

by the Board of Directors of the Company;

upon decision of the Chairman of the Company Management Committee;

upon demand of Company shareholder (shareholders) who, as per the date the demand is submitted, owns in total at least 10% of the shares that can vote on any issues within the competence of the General Shareholders’ Meeting.

Upon the request of the Company Internal Audit Committee officers in the Company management bodies shall provide documents on the Company’s business activities.

The Internal Audit Committee of the Company can convene an extraordinary General Shareholders’ Meeting according to the procedure set by the Articles of Association of the Company.

Proceeding from the results yielded by an audit of the Company’s business activities the Internal Audit Committee of the Company shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

Upon decision of the General Shareholders’ Meeting the Internal Audit Committee members, within their term, may be paid remunerations and/or have the expenses incurred in connection with the fulfillment of their duties reimbursed. The amount of such remunerations and reimbursements shall be determined by the general meeting of shareholders.

The procedures the Internal Audit Committee shall follow when acting on other issues not provided for in these Articles may be set by the internal documents of the Company.

As per Art. 22 of the Issuer’s Articles of Association the Auditor effects the revision of the Issuer’s business activities according to the legal acts of the Russian Federation and on the basis of an appropriate contract concluded with the Issuer.

The Company auditor shall be approved by the General Shareholders’ Meeting. The remuneration payable shall be determined by the Board of Directors.

Proceeding from the results yielded by an audit of the Company’s business activities the Company auditor shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

22.4.                        An internal audit of the Company shall be carried out by the Company Internal Audit Committee.

Information on Internal Audit Service, its Working Period, and Key Personnel

The Internal Audit Service and the Company Audit Committee are responsible for internal control of the Company’s business operations.

The Internal Audit Service is a structural division of the Issuer.

The Internal Audit Service shall report to the Chief Financial Director, and the Audit Committee shall report to the General Shareholders’ Meeting of the Issuer.

The Head of the Internal Audit Service shall be solely independent in managing the Service.

As per the end of the accounting quarter, the Internal Audit Service has, apart from its head, a staff of 7 employees, who have an extensive audit experience.

The staff of the Service have been working since January 1, 2003.

Basic Functions of the Internal Audit Service

Make all necessary arrangements for establishment and implementation of an effective internal control system in the group of enterprises, which are directly or indirectly controlled by the Issuer (hereinafter referred to as the Group) and in certain enterprises and divisions, which meets the development goals of the said group and legal requirements

Make all necessary arrangements for and carry out audits of the divisions and enterprises of the Group

Create and implement a single corporate procedure for assessment of the internal control system and components thereof

Make all necessary arrangements for optimization of the internal control system and components thereof

Accountability of the Internal Audit Service, Cooperation with the Issuer’s Executive Bodies and Board of Directors (Supervisory Board)

The Head of the Internal Audit Service shall be appointed and dismissed by the Chairman of the Management Committee subject to approval of the Chairman of the Board of Directors.

The Head of the Service shall be subordinate and accountable directly to the Chief Financial Officer.

The Internal Audit Service shall, within the time limits set, prepare an overall annual plan for development of internal control systems and an annual report on the existing internal control systems and submit the said documents to the Chief Financial Officer and the Management Board for their approval.

The Internal Audit Service shall discuss with the BOD Audit Committee issues related to functioning of internal control tools, development of rules and procedures for business risks assessment and coordination.

Cooperation with Executive Bodies

The Internal Audit Service shall receive from the divisions of the enterprises:

quarterly and annual accounting reports in the form approved by the regulation of the Ministry of Finance of the Russian Federation, basic documents; statements on the production cost of the products, sale thereof, etc.

monthly and quarterly reports of the enterprises in the form developed by the Service; other data upon requests;

approved financial plans and budgets of the divisions; reporting on execution thereof;

improvement plan for the internal control systems; report on execution thereof.

The Internal Audit Service shall prepare and send to the enterprises and divisions of the Group:

•                  recommendations on implementation of internal control in the enterprises and the divisions;

•                  information on methods of initial assessment of the internal control systems and individual control tools.

Cooperation between the Internal Audit Service and the Issuer’s External Auditor

The Internal Audit Service shall receive from the auditors audit reports, statements and recommendations on individual issues, materials on new legislations and auditing standards.

The Internal Audit Service shall, in cooperation with other divisions, participate in the development of plans aimed at eliminating the drawbacks identified by the auditors, monitoring execution thereof and notifying the auditors of the implementation results.

The Issuer does not have any internal document to prevent unauthorized use of the Company insider information.

5.5. Information on the persons in the bodies monitoring the Issuer’s business activities

The Audit Committee:

Elena B. Kuznetsova

Year of birth: 1955

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: Head of the Internal Control and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Gorshechnikova

Year of birth: 1966

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia V. Romanova

Year of birth: 1962

Education: higher

Positions over past 5 years:

1995-1999

Enterprise: Moscow State Industrial University of the State Committee for Higher Education of the Russian Federation

Position: senior instructor

1999-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Managerial Accounting and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Smirnova

Year of birth: 1967

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia N. Kolesnikova

Year of birth: 1973

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2001-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department, economist, analyst, General Department (part-time)

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Inna N. Bocharova

Year of birth: 1977

Education: higher

Positions over past 5 years:

1997- 2000.

Enterprise: LIKUB Firm LLC

Position: Deputy Chief Accountant

2000- 2001

Enterprise: Russkaya Imperskaya Kompaniya LLC

Position: Deputy Chief Accountant

2001-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst

2001-2002

Enterprise: LMK OAO

Position: economist, analyst (part-time)

2003-Present

Enterprise: WBD Foods OAO

Position: financial and business analyst

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Marina A. Naumova

Year of birth: 1977

Education: higher

Positions over past 5 years:

2000-2002

Enterprise: PTG WBD ZAO

Position:  economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OAO

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations

Total remunerations paid to the members of the body monitoring the Issuer’s business operations in the 2003 financial year amounted to 7 992 887, 22  RUR.

The amount of remunerations to be paid to the Internal Audit Committee members was not determined by the Issue’s General shareholder’s meeting.

5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)

Indicator	1 quarter 2004	2003	2002	2001
The average number of the employees on the Issuer’s payroll	291	310	7	2
Allocations for remunerations, RUR	636 360 041.39	236 972 543.47	10 939 217.53	101 575.00
Allocations for social security payments, RUR	14144438,32	29628754,92	1190121,01	36160,70
Total expenditures, RUR	77780479,71	266601298,39	12129338,54	137 735,70

Information on age and educational background of the Issuer’s staff

Indicator	1 quarter 2004	2003	2002	2001
Staff (employees) under 25,%	8,9	13	0	0
Staff (employees) above 25 and under 35,%	59,5	51	42,9	100
Staff (employees) above 35 and under 55,%	27,5	33	57,1	0
Staff (employees) above 55,%	4,1	3	0	0
Total:	100	100	100	100
among them those, who finished secondary (high) and/or senior schools,%	3,7	14	28,6	100
those, who finished primary and/or vocational schools,%	15	3	0	0
those, who have university degrees,%	69,7	67	71,4	0
those, who completed postgraduate courses,%	11,6	16	0	0

5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

There are no obligations and agreements of the kind.

There are no data to testify to the fact that the Issuer’s staff were provided or may be provided with the Issuer’s options.

VI. Data on Issue’s shareholders and on the interested party transactions been made.

6.1. Data on the amount of Issue’s participants/shareholders

Total number of persons, being registered in the share register as of the last date of the reporting quarter: 16

Total number of nominee holders: 8

6.2. Shareholders (participants), owning not less than 5% of Issuer’s charter capital and/or not less than 5% of it’s outstanding ordinary shares and data on shareholders (members) owning not less than 20% of charter capital and/ or 20% of total amount of outstanding ordinary shares of such Issue’s shareholders.

Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkina, 4

Share of the Issuer’s charter capital: 32,70% (nominee shareholder)

Share of Issuer’s ordinary shares owned: 32, 70%

Shareholders (participants) owning not less than 20%  of the Issuer’s shareholder’s charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholders:

None

Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 18.8%

Share of the Issuer’s ordinary shares held: 18.8%

Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 12.16%

Share of the Issuer’s ordinary shares held: 12.16%

Iakobachvili, David

Share of the Issuer’s charter capital: 9.465%

Share of the Issuer’s ordinary shares held: 9.465%

Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 6.83%

Share of the Issuer’s ordinary shares held: 6.83%

Name: I.M. Arteks Holdings Limited , a joint stock company with limited liability

Location: Naousis, 1 Karapanakis Building P.C. 6018, Larnaca, Cyprus

Percent of Issuer’s charter capital held: 5.287%

Percent of Issuer’s ordinary shares owned: 5,287%

Shareholders (members) holding at least 20% of the Issuer’s shareholder (member) charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholders:

Name: Deerfield Management Limited

Location: Naousis,1 P.C. 6018, Larnaca, Cyprus

Percent of Issuer’s shareholder’s charter capital held: 100%

Percent of Issuer’s shareholders’ shares held:  100%

Share of the Issuer’s charter capital: 0%

Share of the Issuer’s shares owned: 0%

6.3. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

None

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

None

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer’s Management (“golden share”):

Not provided for

6.4. Data on the restrictions on participation in the Issuer’s charter capital.

No restrictions.

6.5. Information on changes in the composition and participation shares of the Issuer’s shareholders (participants) that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock

Annual General Shareholders’ Meetings

The meeting was held on September 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on August 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on December 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on November 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on January 14, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on January 03, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on May 31, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below the shares in the Issuer’s charter capital are specified according to Issuer’s constitutive documents; the share of the ordinary shares shall be equivalent to the share of the common outstanding stock that belongs to the persons):

Deutsche Bank Trust Company Americas

Share of this legal entity in the Issuer’s charter capital– 0%

Share of the Issuer’s common stock owned by this entity - 27,76%

Dubinin, Mikhail Vladimirovich

Share of this person in the Issuer’s charter capital– 15,29%

Share of the Issuer’s common stock owned by this person - 12,16%

Orlov, Alexander Sergeevich

Share of this person in the Issuer’s charter capital– 8,64%

Share of the Issuer’s common stock owned by this person - 6,87%

Plastinin, Sergey Arkadievich – 17,13%

Share of this person in the Issuer’s charter capital– 15,29%

Share of the Issuer’s common stock owned by this person - 12,16%

Timohins Alexanders

Share of this person in the Issuer’s charter capital– 8,74%

Share of the Issuer’s common stock owned by this person - 6,95%

Yushvaev, Gavril Abramovich:

Share of this person in the Issuer’s charter capital– 23,64%

Share of the Issuer’s common stock owned by this person - 18,8%

Iakobachvili, David

Share of this person in the Issuer’s charter capital– 8,05%

Share of the Issuer’s common stock owned by this person - 6,41%

The meeting was held on December 03, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 18, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 27,65%

Dubinin, Mikhail Vladimirovich – 12,16%

Orlov, Alexander Sergeevich – 6,87%

Plastinin, Sergey Arkadievich – 12,16%

Timohins Alexanders – 6,95%

Yushvaev, Gavril Abramovich: 18,8%

Iakobachvili, David – 6,41%

The meeting was held on January 31, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on December 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 28,29%

Dubinin, Mikhail Vladimirovich – 12,16%

Orlov, Alexander Sergeevich – 6,87%

Plastinin, Sergey Arkadievich – 12,16%

Timohins Alexanders – 6,95%

Yushvaev, Gavril Abramovich: 18,8%

Iakobachvili, David – 6,41%

The meeting was held on April 24, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on March 23, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 28,24%

Yushvaev, Gavril Abramovich: 18,8%

Dubinin, Mikhail Vladimirovich – 12,16%

Plastinin, Sergey Arkadievich – 12,16%

United Burlington Investments Limited, a private company limited by shares – 6,95%

Orlov, Alexander Sergeevich – 6,87%

Iakobachvili, David – 6,41%

The meeting was held on June 18, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 30, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 28,20%

Yushvaev, Gavril Abramovich: 18,8%

Plastinin, Sergey Arkadievich – 12,16%

Dubinin, Mikhail Vladimirovich – 10,16%

United Burlington Investments Limited, a private company limited by shares – 6,95%

Iakobachvili, David – 6,41%

Orlov, Alexander Sergeevich – 6,22%

The meeting was held on March 24, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on February 20, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 32,70%

Yushvaev, Gavril Abramovich: 18,8%

Plastinin, Sergey Arkadievich – 12,16%

Dubinin, Mikhail Vladimirovich – 8,19%

 Iakobachvili, David – 7,19%

United Burlington Investments Limited, a private company limited by shares – 5,29%

Orlov, Alexander Sergeevich – 5,22%

6.6. Information on the transactions the Issuer effected and had an interest in

The total amount of the related parties transactions in the accounting quarter which were approved by the shareholders’ general meeting equals an amount made up of the following:

RUR 4 175 945 550

USD 95 814 315

Ukraine grivnes 53 330580

The total amount of the related parties transactions which were approved by the Board of Directors in the accounting quarter equals an amount made up of the following:

RUR 172 988 055.31

Issuer entered into a license agreement the company of WBD group, amount of which was determined as follows:

With respect to each trademark the amount of consideration is calculated as a fixed sum (10-500 rubles) for 1000 items of the production sold, exclusive of VAT, but no less than 118 rubles, including VAT (18%).

Transactions (groups of related transactions) in the accounting quarter, which exceed 5% of the book value of the Issuer’s assets determined according to its accounting reporting as per the last accounting date before date the transaction was effected

Such transactions were not effected in the accounting quarter.

Transactions (groups of related transactions), which the Issuer had an interest in and which were not approved by the Board of Directors (Supervisory Board) or the general meeting of the Issuer’s shareholders (participants), when such approval is required according to the legislation of the Russian Federation:

Such transactions were not effected in the accounting quarter.

6.7. Information on Accounts Receivable

2001  financial year

No.	Types of Accounts Receivable	Less than 60 days	60-90 days	90-180 days	180 days – 1 year	more than 1 year
1	Total accounts receivable, RUR	4075	—	—	—	—
	including:
	delayed, RUR	—	—	—	—	—
2	clients and customers, RUR	855
	Including debt of the subsidiaries and dependent companies, RUR	855
3	Promissory notes receivable, RUR	—
4	debt of the participants (founders) in contributions to the authorized stock, RUR	—
5	prepaid expenses, RUR	3218
6	other borrowers, RUR	2
	Total, RUR:	4 075

2002 financial year

No.	Types of Accounts Receivable	Less than 60 days	60-90 days	90-180 days	180 days – 1 year	more than 1 year
1	Total accounts receivable, RUR	369 604	—	—	—	—
including:
	delayed, RUR	—	—	—	—	—
2	clients and customers, RUR	5 434
	Including debt of the subsidiaries and dependent companies, RUR	5189
3	Promissory notes receivable, RUR	—
4	debt of the participants (founders) in contributions to the authorized stock, RUR	—
5	prepaid expenses, RUR	350 735
6	other borrowers, RUR	8 246
	Total, RUR:	369 604

2003 financial year

No.	Types of Accounts Receivable	Less than 60 days	60-90 days	90-180 days	180 days – 1 year	more than 1 year
1	Total accounts receivable, RUR	519 193	—	—	—	—
including:
	delayed, RUR	—	—	—	—	—
2	clients and customers, RUR	130 091
	Including debt of the subsidiaries and dependent companies, RUR	116 114
3	Promissory notes receivable, RUR	—
4	debt of the participants (founders) in contributions to the authorized stock, RUR	—
5	prepaid expenses, RUR	268 787
6	other borrowers, RUR	120 315
	Including debt of subsidiaries and dependent companies	114 240
	Total, RUR:	519 193

2004 financial year, 1 quarter

No.	Types of Accounts Receivable	Less than 60 days	60-90 days	90-180 days	180 days – 1 year	more than 1 year
1	Total accounts receivable, RUR	396 386	—	—	—	—
including:
	delayed, RUR	—	—	—	—	—
2	clients and customers, RUR	64 576
	Including debt of the subsidiaries and dependent companies, RUR	64 434
3	Promissory notes receivable, RUR	—
4	debt of the participants (founders) in contributions to the authorized stock, RUR	—
5	prepaid expenses, RUR	259 945
6	other borrowers, RUR	71 865
	Including debt of subsidiaries and dependent companies	60 931
	Total, RUR:	396 386

VII. Issuer’s financial statements and other financial data.

7.1. Annual financial statements of the Issue

Attachment 1 (Forms 1,2,3,4,5); Explanatory Note; Auditor report.

1.

Wimm-Bill-Dann Foods OJSC

NOTES

to Accounting Balance Sheet for 2003

TABLE OF CONTENTS

1.	Operations of the Organization
2.	BRIEF DESCRIPTION OF THE operations OF organization IN 2003
3.	ANALYSIS AND ASSESSMENT OF THE BALANCE SHEET STRUCTURE
4.	BRIEF DESCRIPTION OF ACCOUNTING POLICY PROVISIONS
5.	CHANGES TO BOP BALANCE SHEET AS OF January 1, 2003
6.	FIXED ASSETS
7.	INTANGIBLE ASSETS
8.	LONG-TERM FINANCIAL INVESTMENTS
9.	INVENTORIES
10.	SHORT-TERM FINANCIAL INVESTMENTS
11.	ACCOUNTS RECEIVABLE
12.	CHARTER CAPITAL
13.	ACCOUNTS PAYABLE
14.	AMOUNTS DUE TO STATE EXTRA-BUDGETARY FUNDS
15.	TAX ARREARS
16.	CREDITS AND LOANS
17.	DISCLOSURE OF EXPENSE AND INCOME information
18.	OTHER OPERATING INCOME AND EXPENSE ITEMS
19.	NON-OPERATING INCOME AND EXPENSE ITEMS
20.	EXTRAORDINARY INCOME AND EXPENSE ITEMS
21.	DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES
22.	EARNINGS PER SHARE
23.	DISCONTINUED operations
24.	AFFILIATED PERSONS
25.	obligation/payment GUARANTEES ISSUED
26.	EVENTS OCCURRING AFTER December 31, 2003
27.	BUSINESS CONTINGENCIES
28.	implementation OF RESOLUTIONS APPROVED ON THE BASIS OF REVIEW OF accounting STATEMENTS FOR 2002

Notes to Wimm-Bill-Dann Foods OJSC Accounting Statements for 2003

These notes constitute an integral part of Wimm-Bill-Dann Foods OJSC (“Organization”) annual accounting statements for 2003 prepared in accordance with the existing legislation of the Russian Federation.

Operations of the Organization

The Organization was established in May 31, 2002.

The Organization was registered at the following address: 109028 Moscow, Yauzsky bulvar, 16/15, Room 306.

Actual address of the Organization: 109028 Moscow, Yauzsky bulvar, 16/15, Room 306.

Information on State Registration of the Organization:

(Date and number of State Registration) R-15968.16 dated May 31, 2001.

(Registration number, register holder) OGRN                 1037700236738 dated February 19, 2003.

The Organization is involved in the following types of operations:

•                  Provision of services under licensing agreements for the granting of trademark use rights

•                  Provision of consulting services

•                  Provision of other services

The Organization has no licenses.

Average number of full-time employees in the Organization in 2003 was 298 people.

The Board of Directors of the Organization includes the following persons:

Name	Position
David Iakobachvili	Chairman of the Board of Directors
Alexander Sergeevich Orlov	Member of the Board of Directors
Sergei Arkadievich Plastinin	Member of the Board of Directors
Mikhail Vladimirovich Dubinin	Member of the Board of Directors
Vladimir Nikolaevich Sherbak	Member of the Board of Directors
Viktor Aleksandrovich Tutelyan	Member of the Board of Directors
Evgeny Grigorievich Yasin	Member of the Board of Directors
Guy de Selliers	Member of the Board of Directors
Michael O’Neil	Member of the Board of Directors
Ernest Linwood Tipton	Member of the Board of Directors
J. B. Mark Mobius	Member of the Board of Directors

Total amount of remuneration paid to the members of the board of directors for the 2003 fiscal year is RUR 25,892 thousand.

The executive body of the Organization includes the following persons:

1). Sergei Arkadievich Plastinin - Chairman of the Management Board

2). Maksim Olegovich Byrdin

3). Dmitry Sergeevich Kolokatov

4). Leonid Andreyevich Kompaniets

5). Dmitry Victorovich Kupriyanov

6). Vladimir Vladimirovich Preobrazhensky

7). Pavel Andreyevich Smirnov

Total amount of remuneration paid to the members of the collective executive body (management board) for the 2003 fiscal year is RUR 19,129 thousand.

Subsidiary and Dependent Companies of the Organization

The following section contains information on subsidiary and dependent companies of the Organization, whose financial situation and operating results data were not included into these annual consolidated accounting statements:

Subsidiaries of the issuer

Full name: Open Joint Stock Company Lianozovo Dairy

Short name: LMK OJSC

Location: 127591, Moscow, Dmitrovskoye Chaussee, 108

Basis for classifying the company as a subsidiary of the issuer: the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 85.26%

Percentage of ordinary shares of the subsidiary held by the issuer: 85.26%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Open Joint Stock Company Dairy Products Factory

Short name: Dairy Products Factory OJSC

Location: 352700 Krasnodar Province, Timashevsk, Gibridnaya Str. 2

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 70.31%

Percentage of ordinary shares of the subsidiary held by the issuer: 70.31%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Closed Joint Stock Company Rodnik Production and Analytical Group

Short name: Rodnik PAG CJSC

Location: 103009 Moscow, Bryusov Per. 8/10, Bldg 2, 2nd Floor, Room 13a

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 100%

Percentage of ordinary shares of the subsidiary held by the issuer: 100%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of juices and juice-containing products.

Full name: Closed Joint Stock Company WIMM-BILL-DANN Trade Company

Short name: WBD TC CJSC

Location: 103009 Moscow, Bryusov Per. 8/10, Bldg 2, 2nd Floor, Room 17

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 83.19%

Percentage of ordinary shares of the subsidiary held by the issuer: 83.19%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of juices and juice-containing products.

Full name: Limited Liability Company Annino Dairy

Short name: Annino Dairy LLC

Location: Russia, Voronezh Region, Worker Settlement Anna, Sevastopolskaya Str. 4

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 78.56%

Share of the subsidiary in the charter capital of the issuer: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Closed Joint Stock Company Gulkevichi Creamery

Short name: Gulkevichi Creamery CJSC

Location: 352150 Krasnodar Province, Gulkevichi, Korotkov Str. 155

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 52.24%

Percentage of ordinary shares of the subsidiary held by the issuer: 52.24%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Open Joint Stock Company Kharkov Dairy

Short name: KD OJSC

Location: 60172 Ukraine, Kharkov, Roganskaya Str. 149

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 75.075%

Percentage of ordinary shares of the subsidiary held by the issuer: 70.075%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Open Joint Stock Company Roska

Short name: Roska OJSC

Location: 194292 Saint-Petersburg, Industrial Zone Parnas, 6th Verkhniy Per. 1

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 100%

Percentage of ordinary shares of the subsidiary held by the issuer: 100%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Closed Joint Stock Company Darya

Short name: Darya CJSC

Location: 310172 Ukraine, Kharkov, Roganskaya Str. 149

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 98.84%

Percentage of ordinary shares of the subsidiary held by the issuer: 98.84%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Limited Liability Company Wimm-Bill-Dann Mineral Water

Short name: Wimm-Bill-Dann Mineral Water LLC

Location: 109028 Moscow, Yauzsky bulvar, 16/15

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 100%

Share of the subsidiary in the charter capital of the issuer: 0%

Description of the main type of operations of the subsidiary: production and sale of mineral water.

Full name: Open Joint Stock Company Burin Dried Milk Plant

Short name: Burin Dried Milk Plant OJSC

Location: 245710 Ukraine, Sumy Region, Burin, Konotop Chaussee 1

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 76%

Percentage of ordinary shares of the subsidiary held by the issuer: 76%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dried milk.

Name: Open Joint Stock Company Tuimazy Dairy

Short name: Tuimazy Dairy OJSC

Location: Republic of Bashkortostan, Tuimazy, Severnaya Str. 9

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 85%

Percentage of ordinary shares of the subsidiary held by the issuer: 85%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the subsidiary: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Name: Open Joint Stock Company Vladivostok Dairy

Short name: VMK OJSC

Location: 690087 Russian Federation, Vladivostok, Strelochnaya Str. 19

Basis for classifying the company as a subsidiary of the issuer:  the issuer holds a majority stake in the charter capital of the company

Share of the issuer in the charter capital of the legal entity: 97.44%

Percentage of ordinary shares of the legal entity held by the issuer: 97.44%

Share of the entity in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the legal entity: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

1.                                       Companies controlled by the issuer

Name: Open Joint Stock Company Tsaritsino Dairy

Short name: TsMK OJSC

Location: 115201 Moscow, 1st Varshavskiy Proezd 6/10

Basis for classifying the company as a company controlled by the issuer: the issuer holds more than 20% of the charter capital of the company

Share of the issuer in the charter capital of the legal entity: 28.74%

Percentage of ordinary shares of the legal entity held by the issuer: 28.74%

Share of the entity in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the legal entity: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Open Joint Stock Company Children’s Dairy Products Factory

Short name: ZDMP OJSC

Location: 127591, Moscow, Dmitrovskoye Chaussee, 108-A

Basis for classifying the company as a company controlled by the issuer: the issuer holds more than 20% of the charter capital of the company

Share of the issuer in the charter capital of the subsidiary: 25.10%

Percentage of ordinary shares of the controlled company held by the issuer: 25.10%

Share of the subsidiary in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the controlled company: 0%

Description of the main type of operations of the subsidiary: production and sale of dairy and fermented-milk products.

Full name: Open Joint Stock Company Ufamolagroprom

Short name: Ufamolagroprom OJSC

Location: 450038 Ufa, Internatsionalnaya Str. 129-a

Basis for classifying the company as a company controlled by the issuer:  the issuer holds more than 20% of the charter capital of the company

Share of the issuer in the charter capital of the controlled company: 47.70%

Percentage of ordinary shares of the controlled company held by the issuer: 47.70%

Share of the controlled company in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the controlled company: 0%

Description of the main type of operations of the controlled company: production and sale of dairy and fermented-milk products.

Full name: Joint Stock Company of the Open Type Bishkeksut

Short name: Bishkeksut AOOT

Location: 720005 Republic of Kyrgyzstan, Bishkek, Chuy Prospect 12A

Basis for classifying the company as a company controlled by the issuer:  the issuer holds more than 20% of the charter capital of the company

Share of the issuer in the charter capital of the controlled company: 39.66%

Percentage of ordinary shares of the controlled company held by the issuer: 39.66%

Share of the controlled company in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the controlled company: 0%

Description of the main type of operations of the controlled company: production and sale of dairy and fermented-milk products.

Name: Open Joint Stock Company Dairy Factory “Nizhegorodsky”

Short name: MK “N” OJSC; MK Nizhegorodsky OJSC

Location: 603309 Russian Federation, Nizhniy Novgorod, Larin Str. 19

Basis for classifying the company as a company controlled by the issuer:  the issuer holds more than 20% of the charter capital of the company

Share of the issuer in the charter capital of the legal entity: 44.59%

Percentage of ordinary shares of the legal entity held by the issuer: 44.59%

Share of the entity in the charter capital of the issuer: 0%

Percentage of ordinary shares of the issuer held by the legal entity: 0%

Description of the main type of operations of the controlled company: production and sale of dairy and fermented-milk products.

Information related to financial situation and operating results of the companies listed above was not included into consolidated annual accounting statements, as consolidated statements are prepared in accordance with the international accounting standards. [in accordance with Order of the Ministry of Finance of the Russian Federation dated December 30, 1996,  No. 112 “On Methodological Recommendations on Preparation and Submission of Consolidated Accounting Statements”, par. 8.]

Factors Affecting the Financial Situation of the Organization

Economic and Political Situation in Russia

The current economic conditions allow to characterize Russia as a transition country with middle-level inflation. Stabilization and successful growth of the economic system of the Russian Federation will largely depend on government efforts aimed at implementation of management, legal and economic reforms.

In the foreseeable future, operations of the Organization may be subject to the influence of such factors and their consequences. As a result, there is some uncertainty which may affect the future operations of the Organization.

 The attached accounting statements do not contain adjustments which could be made as a result of this uncertainty being resolved in the future. If necessary, such adjustments to accounting statements may be made in the future as manifest themselves and require a quantitative assessment.

BRIEF DESCRIPTION OF THE OPERATIONS OF ORGANIZATION IN 2003

Open Joint Stock Company Wimm-Bill-Dann Foods provided consultative services and services related to the use of the trademarks that it owns through execution of license agreements, both in the territory of the Russian Federation and in other CIS countries, including Kyrgyzstan and Ukraine.

At the end of 2003 the Company posted a significant increase of income, mostly due to expansion of its business and growth of the number of its customers.

ANALYSIS AND ASSESSMENT OF THE BALANCE SHEET STRUCTURE

As of December 31, 2003, the structure of the balance sheet was characterized by the following indicators:

Throughout 2003 Wimm-Bill-Dann Foods OJSC was financially stable, promptly repaid its creditors, and did not permit salary arrears.

Evaluation of the Company’s financial situation at the end of 2003 may be based on the following financial ratios:

Absolute liquidity ratio: 8.22

Acid ratio: 6.35

Current liquidity ratio: 14.57

Net working capital to current assets: –3.94

Financial independence ratio: 0.5

Financial independence ratio with respect to stock formation and costs: 156.93

When these ratios are considered together, the conclusion is that the risk that the Company will fail to repay its debts to creditors is minimal.

BRIEF DESCRIPTION OF ACCOUNTING POLICY PROVISIONS

Generation of Accounting Reports

Accounts of the Company are maintained in accordance with the provisions of the Federal Law No. 129-FZ “On Accounting” dated November 21, 1996 (as amended on March 28, 2002), Regulations on Accounting and Reporting in the Russian Federation approved by Order No. 34n of the RF Ministry of Finance dated July 29, 1998 (as amended on March 24, 2000), and the existing accounting standards.

Fixed Assets

In 2003 the Company depreciated fixed assets using the straight-line method.

Useful lives of fixed assets (in years) used for depreciation purposes are shown below:

	Useful Lives (Months)
Groups of Fixed Assets	From (Min)	To (Max)
1. Perishable assets with useful lives of 1-2 years	13	13
2. Assets with useful lives ranging from 2 up to and including 3 years	25	25
3. Assets with useful lives ranging from 3 up to and including 5 years	37	37
4. Assets with useful lives ranging from 5 up to and including 7 years	61	61
5. Assets with useful lives ranging from 7 up to and including 10 years	85	85
6. Assets with useful lives ranging from 10 up to and including 15 years	121	121
8. Assets with useful lives ranging from 15 up to and including 20 years	181	181
8. Assets with useful lives ranging from 20 up to and including 25 years	241	241
9. Assets with useful lives ranging from 25 up to and including 30 years	301	301

Modification of the acquisition cost of fixed assets reflected in accounting records is allowed in the event of performance of additional construction works, installation of additional equipment, reconstruction, partial liquidation and revaluation of fixed assets.

The Organization did not perform any revaluation of its fixed assets.

Fixed assets received under agreements envisaging discharge of obligations (payment) in kind are evaluated as follows:

•                  By the value of goods (valuables) transferred or subject to transfer. The value of goods (valuables) transferred or subject to transfer is established based on the price at which the value of similar goods (valuables) is usually established in similar circumstances.

•                  If it proves impossible to establish the value of goods (valuables) transferred or subject to transfer, the value of fixed assets under agreements envisaging discharge of obligations (payment) in kind is determined by the value of received products (goods). The value of received products (goods) is established based on the price at which similar products (goods) are acquired in similar circumstances.

Intangible Assets

Intangible assets are registered in accounting records at the cost of acquisition. The cost of acquisition of intangible assets acquired for consideration is determined as the sum total of actual acquisition expenses net of value added tax and other refundable taxes (except where otherwise stipulated by the existing legislation of the Russian Federation). Following their original registration for accounting purposes, intangible assets are booked at their actual cost of acquisition less accumulated depreciation.

The Company depreciates its intangible assets using the straight-line method.

Depreciation charges related to intangible assets are reflected in the accounting records during the period in which they were made, and accrue regardless of the operating results of the Company for the reporting period.

Depreciation charges are booked in accounting records based on one of the following methods: accumulation of the appropriate amounts on a separate account.

Useful lives of intangible assets for depreciation purposes:

	Useful Lives (Years)
Intangible Assets	From (Min)	To (Max)
Exclusive rights to trademarks	7	15
Exclusive rights to automated information systems	3	10
Other	20	20

Intangible assets received under agreements envisaging discharge of obligations (payment) in kind are evaluated as follows: The cost of acquisition of intangible assets received under agreements envisaging discharge of obligations (payment) in kind is determined by the value of goods (valuables) transferred or subject to transfer. The value of goods (valuables) transferred or subject to transfer is established based on the price at which the value of similar goods (valuables) is usually established in similar circumstances.

If it proves impossible to establish the value of goods (valuables) transferred or subject to transfer under such agreements, the cost of acquisition of received intangible assets is determined based on the price at which similar intangible assets are acquired in similar circumstances.

Inventories

Inventories are booked in accounting records at the actual cost of acquisition.

When released into production or otherwise disposed of, inventories are valued at average production cost applicable to each type of inventories.

Accounts Receivable

In 2003 the Organization did not create any bad debt provisions.

Income Items

Revenues are booked in accounting records as a cash amount equal to cash and other receipts and/or accounts receivable (subject to provisions of par. 3 of Accounting Standard “Corporate Income” PBU 9/99 No. 32n (as amended on December 30, 1999, and March 30, 2001)). If the amount of receipts covers only part of revenues, revenues are booked in accounting records as sum total of receipts and accounts receivable (to the extent not covered by receipts).

Revenues are recognized by the Organization for accounting purposes, if the following conditions are met simultaneously (par. 12 PBU 9/99):

•                  The entity has the right to receive such revenues, and such right arises from a specific agreement, or is otherwise properly confirmed;

•                  The amount of such revenues can be determined;

•                  There are positive grounds to believe that this specific operation will increase economic benefits;

•                  The title (right to possess, use and dispose) to the product (goods) has transferred from the entity to the buyer, or the work has been accepted by the customer (transportation services have been provided);

•                  The expenses that have been incurred or will be incurred in connection with this operation can be determined.

For taxation purposes, revenues are recognized (upon shipment).

Revenues from performance of specific works, provision of specific services, sale of specific items are recognized for accounting purposes to the extent of readiness of such works, services, items, if the same can be determined.

Expense Items

Procedure for allocation of management expenses: Management expenses are allocated among types of operations in proportion to the revenues (net of taxes) from the sale of products (works, services) received from various types of operations.

Procedure for allocation of commercial expenses: Allocation of amounts on Account 44 “Selling Expenses” within each type of operations is performed in proportion to the gross income from the sale of products, goods (works, services).

Property Evaluation Methods

Evaluation of assets and liabilities is performed so that they can be reflected in accounting records and accounting reports in monetary terms.

The value of property acquired for a consideration is determined by summing up the actual costs of acquisition; the value of property received for free is determined as its market value as of the booking date; the value of property manufactured by the entity is determined as the appropriate manufacturing costs.

Depreciation charges with respect to fixed and intangible assets are deducted regardless of the operating results of the entity during the reporting period.

Application of other evaluation methods, including the provisioning method, is allowed in situations stipulated by the existing legislation of the Russian Federation and by the regulatory documents of government agencies responsible for accounting supervision.

Accounting records related to foreign exchange accounts and operations of the entity are maintained in Russian rubles at the exchange rate of the Central Bank of the Russian Federation as of the date of the appropriate operation.

Other

Accounting for Assets and Liabilities Denominated in Foreign Currencies

Accounting records related to assets and liabilities denominated in foreign currencies are maintained in accordance with the provisions of Accounting Standard PBU 3/2000 “Accounting for Assets and Liabilities Denominated in Foreign Currencies”.

Currency translation gains/losses are reflected in accounting records and reports during the reporting period which incorporates the date of discharge of the appropriate payment obligation, or for which accounting statements are prepared.

Currency translation gains/losses should be charged to the financial results of the entity as non-operating gains or non-operating losses.

Currency translation gains/losses are charged to the financial results to the extent they are booked in the accounting records.

Currency translation gains/losses related to the formation of charter (reserve) capital of the entity should be booked as additional capital.

Deferred Expenses

Expenses which have been incurred by the Organization during the reporting period but are related to future reporting periods are reflected in the accounting balance sheet as a separate item “Deferred Expenses”, and should be gradually written off during the period to which they are related.

Changes in the Accounting Policy

The following changes are expected to be made to the Accounting Policy in 2004 as compared to 2003:

•                  Establishment of loan loss provisions;

•                  Write-off of fixed assets with values under RUR 10 thousand at the time when they are put into operation;

•                  Reclassification of long-term financial investments into short-term financial investments;

•                  Reclassification of long-term loans and credits into short-term loans and credits.

CHANGES TO BOP BALANCE SHEET AS OF JANUARY 1, 2003

As of January 1, 2003, certain items of the beginning-of-period balance sheet were reclassified as follows:

RUR 317,844 thousand (balance on deposit accounts as of January 1, 2003) was moved from Line 260 “Cash” to Line 250 “Short-term Financial Investments”;

RUR 21,212 thousand (balance of interest accrued under loan agreements as of January 1, 2003) was moved from Line 250 “Short-term Financial Investments” to Line “Other Debtors.

As a result of the above reclassification:

“Short-term Financial Investments” increased by RUR 296,632 thousand;

“Cash” decreased by RUR 317,844 thousand;

“Other Debtors” increased by RUR 21,212 thousand.

Rationale: PBU 19/02 approved by Order of the Ministry of Finance of the Russian Federation No. 126n dated December 10, 2002.

RUR 12,621 thousand was moved from Line 470 “Retained Profit” to the reserve fund.

RUR 915 thousand was moved from Line 465 “Uncovered Past Losses” to Line 470 “Retained Profit”.

Rationale: Minutes No. 01-07 of the Annual General Meeting of Shareholders dated July 1, 2003.

FIXED ASSETS

Movement of fixed assets during the reporting year with a breakdown by the main groups (acquisition, disposal, etc.) and changes in the value of fixed assets at which they were originally booked (additional construction, installation of additional equipment, reconstruction, partial liquidation and revaluation of facilities).  Data provided in RUR thousand.

Groups of Fixed Assets	Acquisition Cost as of December 31, 2002	Fixed Assets Revaluation as of January 1, 2003	Acquisition Cost as of January 1, 2003	Acquisition During the Year	Disposal During the Year	Value Increase Due to Additional Construction, Installation of Additional Equipment, Reconstruction	Acquisition Cost as of December 31, 2003
Machines and Equipment	0	0	0	19 574	10	96	19 660
Tools and Implements	0	0	0	4 111	31	2	4 082
Total	0	0	0	23 685	41	98	23 742

Information on the movement during the year of fixed assets accumulated depreciation is provided in the following table:

Groups of Fixed Assets	Accumulated Depreciation as of December 31, 2002	Revaluation as of January 1, 2003	Accumulated Depreciation as of January 1, 2003	Fixed Assets Depreciation Accrued in 2003	Depreciation Accrued on Fixed Assets Acquired During the Year	Depreciation Written Off on Fixed Assets Disposed of During the Year	Accumulated Depreciation as of December 31, 2003
Machines and Equipment	0	0	0	2 463	2 463	10	2 463
Tools and Implements	0	0	0	526	526	31	526
Total	0	0	0	2 989	2 989	41	2 989

Information on fixed assets provided and obtained under lease agreements and booked on balance sheet accounts is provided below:

Groups of Fixed Assets	Book Value as of January 1, 2003	Acquisition of Fixed Assets	Disposal of Fixed Assets	Book Value as of December 31, 2003
Leased to Other Entities under Lease Agreements	0	0	0	0

Leased from Other Entities under Lease Agreements	0	279 733	0	279 733

INTANGIBLE ASSETS

The movement of intangible assets during the reporting year is shown in the table below (RUR thousand):

Groups of Intangible Assets	Acquisition Cost as of 01. 01.2003	Acquisition of Intangible Assets	Disposal of Intangible Assets	Acquisition Cost as of December 31, 2003
Exclusive rights to trademarks	1 145	8 123		9 268
Exclusive rights to automated information systems		14 426		14 426
Other		759		759
Total	1 145	23 308		24 453

The movement of intangible assets accumulated depreciation is shown in the following table:

Groups of Intangible Assets	Accumulated Depreciation as of January 1, 2003	Depreciation Accrued in 2003 in Intangible Assets Acquired Prior to 2003	Accumulated Depreciation on Intangible Assets Acquired in 2003	Accumulated Depreciation on Intangible Assets Disposed of in 2003	Accumulated Depreciation as of December 31, 2003
Exclusive rights to trademarks	170	141	421		732
Exclusive rights to automated information systems			1868		1868
Other			13		13
Total	170				2613

LONG-TERM FINANCIAL INVESTMENTS

As of December 31, 2003, long-term financial investments consisted of the following items (RUR thousand):

Type of Financial Investments	Balance as of January 1, 2003	Increase	Decrease	Balance as of December 31, 2003
Units and Shares	2 069 571	904 883		2 974 454

Loans Extended	0	9 398 403	1 392 088	8 006 315
Total Investments (Line 140 Form No. 1)	2 069 571	10 303 286	1 392 088	10 980 769

Loans Extended

As of December 31, 2003, loans extended included the following items (RUR thousand):

Borrower	Loan Amount as of December 31, 2003	Repayment Date
Rubtsovo Dairy CJSC	196 499	31.12.05
LMK OJSC	2 025 185	31.12.05
Siberian Milk OJSC	639 241	31.12.05
Dairy Products Factory OJSC Timashevsk	745 075	31.12.05
Novokuibyshevskmoloko OJSC	13 066	31.12.05
ROSKA OJSC	227 752	31.12.05
TsMK OJSC	1 200 150	31.12.05
Valdai Springs LLC	254 047	31.12.05
DEPSONA CJSC	857 739	31.12.06
WBD TC CJSC	521 799	15.06.03
Vladivostok Dairy Factory OJSC	7 473	31.12.05
Dairy Factory “Nizhegorodsky” OJSC	41 302	31.12.05
Fruit Rivers LLC	869 547	31.12.05
Ramenskoye Diary Factory OJSC	407 440	31.12.05
Total	8 006 315

INVENTORIES

The structure of inventories as of December 31, 2003, is shown below (RUR thousand):

Inventory Group	Balance as of January 1, 2003	Balance as of December 31, 2003
Tools and Implements	0	612
Total (Line 211 Form No. 1)	0	612

SHORT-TERM FINANCIAL INVESTMENTS

As of December 31, 2003, short-term financial investments had the following structure (RUR thousand):

Type of Financial Investments	Balance as of January 1, 2003	Increase	Decrease	Balance as of December 31, 2003
Loans Extended	3 138 914	487 583	3 626 497	0
Deposit Accounts	317 844	2 526 013	2 843 857	0
Fixed Income Securities	0	59 859	29 477	30 382
Total Investments (Line 250 Form No. 1)	3 456 758	3 073 455	6 499 831	30 382

ACCOUNTS RECEIVABLE

As of December 31, 2003, accounts receivable had the following structure (RUR thousand):

	As of December 31, 2003		As of December 31, 2002
Accounts Receivable	Maturing in Less Than 12 Months	Maturing in More Than 12 Months	Maturing in Less Than 12 Months	Maturing in More Than 12 Months
Amounts Due from Buyers and Customers, including:
Vitamol-M CJSC			110
Grande-V CJSC			725
Lianozovsky CJSC			725
Bishkeksut JSC	198
Kharkov Dairy Factory AOOT	553
Karasuk Milk Subsidiary CJSC	90
Wimm-Bill-Dann Subsidiary Company	202
Gulkevichi Creamery CJSC	206
Depsona CJSC	2
Moscow Region Milk CJSC	14
Food Production CJSC	3		110
Rubtsovo Dairy CJSC	90
Wimm-Bill-Dann TC CJSC	1 704		658
Children’s Dairy Products Factory OJSC, Tver Branch	894
Kiev City Dairy No. 3 OJSC	1 654
Lianozovo Dairy Factory OJSC	34 250		407
Dairy Factory “Nizhegorodsky” OJSC	2 153
Dairy Products Factory OJSC, Timashevsk	2 838		19
Novokuibyshevskmoloko OJSC	610
Ramenskoye Diary Factory OJSC	7
Roska OJSC	5 736
Siberian Milk OJSC	5 857		67
Tuimazy Dairy OJSC	105
Ufamolagroprom OJSC	13 466

Tsaritsino Dairy Factory OJSC	16 165		407
Vladivostok Dairy Factory OJSC	519		4
Annino Dairy LLC	91
Vitafruct LLC	185
Veidelevka Milk LLC	182

Nectarin LLC, Novosibirsk	1 490
Omsk Dairy Trading House Wimm-Bill-Dann LLC	82
Ramenskoye Juices LLC	21
Ramenskoye Milk LLC			724
Valdai Springs LLC	100
Siberian Juices LLC	5
Fruit Rivers LLC, 103009 Moscow, Bryusov Pereulok	21 356		509
Fructola LLC	237		724
S.A. Plastinin	13 977
United Burlington Investments Limited	4 908
Ehrmann AG Oberschenegg			173
Production and Construction Cooperative “Altervest”			72
G.A. Yushvayev	141
Total Amounts Due from Buyers and Customers	130 091		5 434
Promissory Notes Receivable	0	0	0	0
Advances Extended, Including:
Roland Berger Strategy Consultants GmbH	1 253
World Economic Forum	309
Karasuk Milk Subsidiary CJSC	4 268
LANIT CJSC	2 822
MDM Bank JSCB			2
American Appraisal, INC.			859
International Moscow Bank CJSC	50
Publicitas-CIS CJSC			190
Development of EXPERT-PERSONNEL System Foundations CJSC	663
Milk Products Factory, Timashevsk			341 636
Ward Howell International CJSC	218		191
FID “Business Express” CJSC	1
NCC “National Depositary Center”	681
NCP “RTS Stock Exchange”	1
Alpha-Bank OJSC	4 535		3 927
Geominvod LLC			190
Information Business Systems LLC			2068
Kiev City Dairy No. 3 OJSC	249 348
Rosno OJSC	347
FBC Consulting LLC			1144
Barket Trade LLC	95
Uniform Trading System Chancellor LLC	10
Premium-Art LLC	2
Prominzhtechservice LLC	121
RBC-CENTER LLC	2 679
N J Club LLC	23
Patent and Law Firm “JUS” LLC	147		30
CMD-Soft LLC			2
INNOTECH Center LLC	84		266
Antiled LLC	4
Foundation “Stock Market and Management Institute”			222
Russian Patent and Trademark Agency	157		6
STANDARD & POOR’S INTERNATIONAL SERVICES, INC. MOSCOW	966
FEDERAL INDUSTRIAL PROPERTY INSTITUTE	3		2

Total Advances Extended	268 787	0	350 735	0
Other Accounts Receivable, Including:
Due from State Budgets (A/C 68 “Settlements with State Budgets”), incl.:	0		6 970
Profit Tax			1 475
Property Tax
VAT			5 495
Other Taxes
Due from Extra-Budgetary Funds	281		77
Due from Personnel, Other Operations (A/C 73 “Settlements with Personnel, Other Operations”, A/C 71 “Settlements with Accountable Persons”)	998
Other Accounts Receivable (A/C 76-2 “Settlements under Claims”, A/C 76 “Settlements with Various Debtors and Creditors”)	119 036		27600
Total Other Accounts Receivable	120 315	0	34 647	0

CHARTER CAPITAL

No changes occurred in the Company’s charter capital during the reporting period.

The number of shares issued and fully paid up as of December 31, 2003, was:

Information on the shares:

Consecutive number of the issue: 1

Category: ordinary

Form of securities: registered book-entry

Par value of one security of the issue: 20 rubles

Number of securities in the issue: 35 000 000

Total value of the issue: 700 000 000

Information on the state registration of the issue:

Date of registration: 15.06.2001

Registration number: 1-01-06005-A

State registration authority: FCSM of Russia, Regional Office, Central Federal District

Consecutive number of the issue: 2

Category: ordinary

Form of securities: registered book-entry

Par value of one security of the issue: 20 rubles

Number of securities in the issue: 9 000 000

Total value of the issue: 180 000 000

Information on the state registration of the issue:

Date of registration: 30.10.2001

Registration number: 1-02-06005-A

State registration authority: FCSM of Russia

ACCOUNTS PAYABLE

As of December 31, 2003, accounts payable had the following structure (RUR thousand):

Accounts Payable Item	Balance as of January 1, 2003	Balance as of December 31, 2003
Suppliers and Contractors:
Sovintel SCS LLC		226
Pricewaterhouse Coopers Central Asia B.V.		1,538
AeroClub CJSC		148
Company MTU-Inform CJSC		32
King’s Water CJSC		30
Midi Print CJSC		70
Wimm-Bill-Dann TC CJSC		29
BDO Unicon CJSC		202
DHL International CJSC		58
Advertising Agency “Media Arts” CJSC		101
Accenture PL, Moscow Representative Office		1,106
NGEI “Business Skills Development Center”		26
Lianozovo Dairy Factory OJSC		14,323
Mobile TeleSystems OJSC		199
AEROCOM OJSC		66
4S Formula LLC		265
LeBoeuf, Lamb, Greene & MacRae LLP		15,100
Market Group LLC		106
Media Group “New Company International” LLC		884
POSTER business gifts LLC		82
Premium-Art LLC		32
Studio Amber LLC		327
Patent and Law Firm “JUS” LLC		60
ENERIT LLC		239
Latham & Watkins LLP Branch		536
Ernst & Young (CIS) Limited		3,534
ING Bank Ukraine	30
LMK OJSC	3
EO ISSA LLC	1,030
Investment Consulting XX1 Century LLC	7,949
PricewaterhouseCoopers	696
Total Due to Suppliers and Contractors	9 708	39 319
Promissory Notes Payable to Third Parties	0	0
Advances Received from Third Parties	0	0

Total Advances Received from Third Parties	0	0
Other Creditors:
Private Individual	6
Due to Personnel, Other Operations (A/C 73 “Settlements with Personnel, Other Operations”, A/C 71 “Settlements with Accountable Persons”)		181
Other		26
Total Other Creditors	6	207

AMOUNTS DUE TO STATE EXTRA-BUDGETARY FUNDS

As of December 31, 2003, amounts due to extra-budgetary funds had the following structure (RUR thousand):

	Amounts Due as of January 1, 2003	Amounts Due as of December 31, 2003

Uniform Social Tax	0
Including:
Social Insurance Fund	0	0
Contributions to Pension Fund (Insurance Portion)	0	294
Contributions to Pension Fund (Savings Portion)	0	36
Pension Fund	0	254
Mandatory Medical Insurance Fund	0	59

Mandatory Social Insurance Fund (Industrial Accidents and Occupational Diseases Insurance)	0	30

Total (Line 625 of the Balance Sheet)	0	673

TAX ARREARS

As of December 31, 2003, tax arrears due to the state budget had the following structure (RUR thousand):

Tax (Duty)	Amounts Due as of January 1, 2003	Amounts Due as of December 31, 2003
Profit (Income) Tax		8 426
Value Added Tax		14 219
Individual Income Tax		2353
Property Tax	49	413
Advertising Tax	149	532
Other	4

Total Taxes (Duties) Due (Line 626 of the Balance Sheet)	202	25 943

CREDITS AND LOANS

As of December 31, 2003, borrowings included the following items (RUR thousand):

	As of January 1, 2003		As of December 31, 2003
	Short-Term Obligations	Long-Term Obligations	Short-Term Obligations	Long-Term Obligations
Bank Credits (Principal Amount)	0	0	290	4 418 175
Bank Credits (Interest)	0	0	0	41 727
Other Loans (Principal Amount)	0	0	0	1 500 000
Other Loans (Interest)	0	0	0	38 404
Total Borrowings	0	0	290	5 998 306

Short-Term Borrowings

As of December 31, 2003, short-term borrowings included the following items (RUR thousand):

Name of the Bank	Loans Outstanding as of December 31, 2003
Raiffeisenbank CJSC	290

Total Short-Term Credits	290

Long-Term Borrowings

As of December 31, 2003, long-term borrowings included the following items:

Name of the Bank	Loans Outstanding as of December 31, 2003	Annual Interest Rate	Notes (credit currency and outstanding balance in foreign currency as of December 31, 2003, type of security)
UBS AG LUXEMBOURG SA	4 459 902	8.5%	151 416 666.67 US dollars. Security: Guarantee Agreement between the bank and LMK OJSC, TsMK OJSC, and WBD TC CJSC, dated May 14, 2003.

Total Long-Term Credits	4 459 902

DISCLOSURE OF EXPENSE AND INCOME INFORMATION

Information on revenues from the sale of goods, products, works, services (net of VAT, excise duties and other similar payments) (PBU 9/99), cost of sold goods, products, works, services, and commercial and management expenses is provided below (PBU 10/99) (RUR thousand):

Type of Operations	Revenues from the Sale of Goods, Products, Works, Services (Net of VAT, Excise Duties and Other Similar Payments)	Cost of Goods, Products, Works, Services Sold	Gross Profit
Provision of services under licensing agreements for the granting of trademark use rights	392076	5032	387 044
Provision of consulting services	78103	24 370	53 733
Provision of other services	349	315	34
Total	470528	29 717	440 811

During the reporting year, the Organization did not sell goods, products, works or services under agreement envisaging payment in kind.

The following table presents information on expenses incurred in the course of routine business operations with a breakdown by cost items (par. 22 PBU 10/99):

	2003	2002
Material Costs
Payroll Costs	190627	10966
Contributions to Social Funds	15461	1212
Depreciation	4784	22
Other Expenses, Including:	337789	56472
Lease	126 228	10
Audit Services	25 772	22 930
Register Maintenance	1 372	341
Voluntary Insurance	1 347
Information and Consulting Services	68 737	15 839
Travel Expenses	10 153
Road User Tax		56
Personnel Training	829	24
Representative Expenses	2 122	34
Security Issuance Expenses		14 332
Organization Management Expenses		780
License Agreement Expenses	4 370
Vacation Benefits Provision	11 409
Advertising Services	16 426
Office Equipment Maintenance and Repair	1 533
Current Repairs	97
Bank Services	2	2
Utility Services	3
Notary Services	79	33
Press Release Distribution Services	5 600
Personnel Selection Services	2 844	318
Valuables Storage Services	26
Communication Services	4 915
Legal Services	43 314	1 413
Other	10 611	360
Total Expenses	548661	68672

OTHER OPERATING INCOME AND EXPENSE ITEMS

In 2003 the Organization received the following operating income and incurred the following operating expenses (RUR thousand):

		2003 Income	2003 Expenses
Other Operating Income and Expense Items	Line	Line 090, Form No. 2	Line 100, Form No. 2
Gains/Losses on the Sale of F/X-Denominated Valuables		4 712 834	4 714 389
Gains/Losses on Bill Operations		305036	305 036
Assignment of Bill Deposit Claim		63691	63687
Redemption of LMK OJSC Bonds		28475	28519
Taxes			14239
Expenses Associated with Participation in Joint Operations			31 724
Fee for the Payment of Coupon Income			65
Security Issuance Expenses			21167
Bank Services			8357
Loan Extension Expenses			114 803
Total Other Operating Income and Expense Items		5 110 036	5 301 986

NON-OPERATING INCOME AND EXPENSE ITEMS

In 2003 the Organization received the following non-operating income and incurred the following non-operating expenses (RUR thousand):

		2003 Income	2003 Expenses
Non-Operating Income and Expense Items	Line	Line 120, Form No. 2	Line 130, Form No. 2
Currency Translation Gains/Losses		292 190	144 371
Inflationary Gains/Losses		31 659	-710
Free Document Distribution Services Received in 2002		147	321
Other		2	1014
Charity			10868
Material Assistance			1899
Officer Liability Insurance			16817
Fixed Assets Evaluation Services Provided by Third Parties (American Appraisal)			120
Aquarium Maintenance			2931
Acquisition of Master Group Companies			645
Trademark Manufacturers Association Membership Fee			1793
Acquisition of Samarlacto			53
Economic Forum Participation Fee			3604
Expenses Associated with Trade Designations Not Subject to Registration by Russian Patent Bureau			222
R&D Expenses Associated with Development of an Investment Management System			195
Curling Tournament Organization Expenses (PR)			120
Medical Expenses			310
Material Benefit			0
Organization of a Gala Event in Gostiniy Dvor (RusMedia)			15877
Advertising Expenses Write-Off			1696
Organization of the “Healthy Food” Forum (ETS Partners, etc.)			1462
Development and Printing of Photographs (Avanta LLC)			17
Holding Advertisement (Corinth)			87
Chamber of Commerce and Industry Membership Fee			40
NGEI International Industrial Academy Membership Fee			32
NCP Russian Directors Institute Membership Fee			154
Russian-American Business Cooperation Council Membership Fee			312

Visa and Membership Fee (Bliznyuk)		15
Penalty for Air Tickets Return (AeroClub)		7
Postal Expenses (a/o Gavrilenko)		7
Soyuz Vacation Hotel Boarding Expenses		101
Distribution of the “For the Company” Newspaper		481
Express Moscow-Sarov-Moscow		1643
Founders’ Contribution to NPF “Rosno-WBD”		15000
Catering Expenses Refund		990
Additional Vacation Benefits		2573
Subscription		9
Unsubstantiated Travel Expenses		379
Certified Write-Off of Commodities and Materials		642
Office Water Supply		3
Information Booklet on WBD Group (Enerit)		20
Information Media Campaign on Core Production Operations of the Customer “Soyuz-Alliance”		0
Boarding and Transportation Services Provided by Mr. Odas		452
Court Representation Services with Respect to UBS, Moody’s, in the Event of Disputes		77
Virtual Server Maintenance (CETIS)		2
Write-Off of Non-Productive Materials		139
Securities MTM Gains/Losses		336
Total Non-Operating Income and Expense Items	323 998	229 619

EXTRAORDINARY INCOME AND EXPENSE ITEMS

No extraordinary income or expense items were registered in 2003.

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The Organization posted RUR 306 thousand to Line 154 (Form 1) “Deferred Tax Assets”, and RUR 525 thousand to Line 515 “Deferred Tax Liabilities”. Due to the impossibility of reflecting deferred tax assets and deferred tax liabilities at the beginning of the reporting year, as this will change the amount of retained profit available for distribution among shareholders, the appropriate positions at the end of the year are represented by information for the year preceding the reporting year.

Deferred tax assets: RUR 207 thousand.

Deferred tax liabilities: RUR 501 thousand.

Contingent income for the reporting period is RUR 152,656 thousand. Tax deferral gains/losses during the reporting period are RUR 21,747 thousand.

EARNINGS PER SHARE

The Company has no convertible securities or agreements for purchase/sale of ordinary shares from the issuer at below market value; consequently, accounting statements reflect only base profit (loss) per share.

In 2003 the Organization’s earnings per share were RUR 2,142.

The base earnings per share is a reflection of the profit for the reporting period which may be potentially distributed among the holders of ordinary shares of the Company. This indicator is calculated as a ratio of base profit for the reporting year and the average weighted number of outstanding ordinary shares during the reporting year.  Base profit is defined as the net profit for the reporting year.

The Company has no ordinary shares that may potentially have the dilution effect; consequently, base earnings per share and diluted profit are the same.

The net (undistributed) profit of the Company during the reporting period is RUR 94,263 thousand.

DISCONTINUED OPERATIONS

Wimm-Bill-Dann Foods OJSC does not intend to discontinue any of its current operations.

AFFILIATED PERSONS

In 2003 the Organization conducted material operations with the following affiliated persons:

Affiliated Person	Balance as of January 1, 2003, RUR thousand	Services Provided, RUR thousand	Inflationary / Currency Translation Gains/Losses, RUR thousand	Paid for Services, RUR thousand	Balance as of December 31, 2003 (RUR thousand)	Nature of Relations
Maritime Brewing Industry OJSC		825		825		Provision of IT consulting services
Volga-Invest CJSC		816		816		Provision of IT consulting services
M.I. Vishnyakov		3,509		3,509		Provision of consulting services
M.V. Dubinin		11,560		11,560		Provision of consulting services
V.E. Evdokimov		684		684		Provision of consulting services
A.S. Orlov		7,079		7,079		Provision of consulting services
S.A. Plastinin		13,977			13,977	Provision of consulting services
G.A. Yushvayev		21,384		21,242	142	Provision of consulting services
D. Iakobachvili		7,361		7,361		Provision of consulting services
E.L. Yaroslavsky		3,009		3,009		Provision of consulting services
United Burlington		4,908			4,908	Provision of consulting services
WBD Ufa LLC		25		25		Provision of consulting services
Wimm-Bill-Dann Subsidiary Company		102			102	Provision of consulting services
Ufamolagroprom OJSC		57		57		Provision of consulting services
WBD Novosibirsk LLC		24		24		Provision of consulting services
WBD Vladivostok LLC		64		64		Provision of consulting services
WBD Kazan LLC		13		13		Provision of consulting services
WBD Krasnoyarsk LLC		41		41		Provision of consulting services
WBD Rostov-on-Don LLC		23		23		Provision of consulting services
Lianozovo-Samara LLC		34		34		Provision of consulting services
Neva Dairy Trading House LLC		29		29		Provision of consulting services

Ural Dairy Trading House WBD LLC		45	45		Provision of consulting services
Bishkeksut JSC		385	205	180	Provision of consulting services
Kharkov Dairy Factory AOOT		425		425	Provision of consulting services
Karasuk Milk Subsidiary CJSC		360	270	90	Provision of consulting services
Gulkevichi Creamery CJSC		405	315	90	Provision of consulting services
Rubtsovo Dairy CJSC		360	270	90	Provision of consulting services
WBD TC CJSC		1,567		1,567	Provision of consulting services
Kiev City Dairy Plant No. 3 OJSC		360	90	270	Provision of consulting services
LMK OJSC		1,322	1,232	90	Provision of consulting services
MK Nizhegorodsky OJSC		1,461	1,044	417	Provision of consulting services
Dairy Products Factory OJSC, Timashevsk		1,401	1,298	102	Provision of consulting services
Novokuibyshevskmoloko OJSC		575		575	Provision of consulting services
Roska OJSC		799		799	Provision of consulting services
Siberian Milk OJSC		1,152	744	409	Provision of consulting services
Tuimazy Dairy OJSC		500	394	105	Provision of consulting services
TsMK OJSC		4,038	3,948	90	Provision of consulting services
VMK OJSC		682	592	90	Provision of consulting services
Annino Dairy LLC		383	293	90	Provision of consulting services
Veidelevka Milk LLC		360	180	180	Provision of consulting services
Valdai Springs LLC		386	296	90	Provision of consulting services
Kharkov Dairy Factory AOOT		1		1	Surety services
Kiev City Dairy Plant No. 3 OJSC		2	2		Surety services
Dairy Products Factory OJSC, Timashevsk		2	2		Surety services
Siberian Milk OJSC		5			Surety services
Bishkeksut JSC		38	20	18	Licensing agreement
Kharkov Dairy Factory AOOT		127		127	Licensing agreement
Wimm-Bill-Dann Subsidiary Company		100		100	Licensing agreement
Vitamol-M CJSC	110	88	198		Licensing agreement
Grande-V CJSC	725	144	869		Licensing agreement
Gulkevichi Creamery CJSC		717	601	116	Licensing agreement
Depsona CJSC		24	22	2	Licensing agreement
Lianozovsky CJSC	724	139	863		Licensing agreement
Moscow Region Milk CJSC		14		14	Licensing agreement
Food Production CJSC	110	10,834	10,941	3	Licensing agreement
WBD TC CJSC	656	845	1,366	136	Licensing agreement
ZDMP OJSC		9,460	8,566	894	Licensing agreement
Kiev City Dairy Plant No. 3 OJSC		1,384		1,384	Licensing agreement
LMK OJSC	407	179,102	145,349	34,160	Licensing agreement
MK Nizhegorodsky OJSC		11,170	9,435	1,735	Licensing agreement
Dairy Products Factory OJSC, Timashevsk	19	23,748	21,031	2,736	Licensing agreement
Novokuibyshevskmoloko OJSC		35		35	Licensing agreement
RMK OJSC		7		7	Licensing agreement

Roska OJSC		4,682			4,682	Licensing agreement
Siberian Milk OJSC	67	20,891		15,515	5,443	Licensing agreement
Ufamolagroprom OJSC		13,466			13,466	Licensing agreement
TsMK OJSC	407	77,186		61,518	16,075	Licensing agreement
VMK OJSC	4	5,009		4,584	429	Licensing agreement
Annino Dairy LLC		9		8	1	Licensing agreement
Vitafruct LLC		956		771	185	Licensing agreement
Veidelevka Milk LLC		9		8	1	Licensing agreement
Nectarin LLC		8,785		7,295	1,490	Licensing agreement
Ramenskoye Juices LLC		197		176	21	Licensing agreement
Ramenskoye Milk LLC	725	109		834		Licensing agreement
Valdai Springs LLC		16		6	10	Licensing agreement
Siberian Juices LLC		27		21	5	Licensing agreement
Fruit Rivers LLC	509	100,344		79,500	21,356	Licensing agreement
Fructola LLC	725	763		1,251	237	Licensing agreement
Roska OJSC		255			255	Installation and utilization of software
Omsk Dairy Trading House WBD LLC		154		72	82	Installation and utilization of software
Karasuk Milk Subsidiary CJSC (Principal)	4,189		79	4,268		Loan agreement (principal amount)
Karasuk Milk Subsidiary CJSC (Interest)	7	393		400		Loan agreement (interest)
Depsona CJSC (Principal)		863,107		5,368	857,739	Loan agreement (principal amount)
Depsona CJSC (Interest)		36,874		3,162	33,712	Loan agreement (interest)
Rubtsovo Dairy CJSC (Principal)	59,423	149,495	380	12,800	196,499	Loan agreement (principal amount)
Rubtsovo Dairy CJSC (Interest)	1,526	14,893	2	4,437	11,982	Loan agreement (interest)
WBD TC CJSC (Principal)	408,120	457,498	4,843	348,662	521,799	Loan agreement (principal amount)
WBD TC CJSC (Interest)		47,762		47,762		Loan agreement (interest)
NPF Rosno (Principal)		631	-13	618		Loan agreement (principal amount)
NPF Rosno (Interest)		16	-1	15		Loan agreement (interest)
ZDMP OJSC (Principal)	190,647	13,253	1,092	204,992		Loan agreement (principal amount)
ZDMP OJSC (Interest)	263	3,302		3,565		Loan agreement (interest)
LMK OJSC (Principal)	1,119,308	2,185,395	12,669	1,292,187	2,025,185	Loan agreement (principal amount)
LMK OJSC (Interest)	9,197	167,263		157,689	18,771	Loan agreement (interest)
LMK OJSC (F/X Loan)	15,892		26	15,918		F/X-denominated loan
LMK OJSC (Interest on F/X Loan)	135	158	0	293		Interest on F/X-denominated loan
MK Nizhegorodsky OJSC (Principal)	109,492	55,495	1,945	125,630	41,302	Loan agreement (principal amount)
MK Nizhegorodsky OJSC (Interest)	40	7,419		7,459		Loan agreement (interest)
Dairy Products Factory OJSC, Timashevsk (Principal)		815,554		70,479	745,075	Loan agreement (principal amount)
Dairy Products Factory OJSC, Timashevsk (Interest)		34,713		28,277	6,436	Loan agreement (interest)
Novokuibyshevskmoloko OJSC (Principal)	5857	7,542		350	13,066	Loan agreement (principal amount)
Novokuibyshevskmoloko OJSC (Interest)	158	1,061		1,219		Loan agreement (interest)
RMK OJSC (Principal)	321,333	182,927	1,547	98,367	407,440	Loan agreement (principal amount)
RMK OJSC (Interest)	2,596	44,510		42,505	4,599	Loan agreement (interest)
Roska OJSC (Principal)	24,121	203,614	17		227,752	Loan agreement (principal amount)
Roska OJSC (Interest)	409	13,547		4,000	9,956	Loan agreement (interest)
Siberian Milk OJSC (Principal)	303,100	419,235	1,459	84,553	639,241	Loan agreement (principal amount)

Siberian Milk OJSC (Interest)	4,109	53,538	-3	41,803	15,841	Loan agreement (interest)
Ufamolagroprom OJSC (Principal)	38310		375	38,685		Loan agreement (principal amount)
Ufamolagroprom OJSC (Interest)	115	1,454		1,569		Loan agreement (interest)
TsMK OJSC (Principal)	367,752	1,232,313	5,273	405,188	1,200,150	Loan agreement (principal amount)
TsMK OJSC (Interest)	2,658	101,411		93,144	10,925	Loan agreement (interest)
VMK OJSC (Principal)	49,666	4,946	906	48,046	7,473	Loan agreement (principal amount)
VMK OJSC (Interest)		1,874		1,790	84	Loan agreement (interest)
Valdai Springs OJSC (Principal)		398,045		143,998	254,047	Loan agreement (principal amount)
Valdai Springs OJSC (Interest)		16,960		15,618	1,342	Loan agreement (interest)
Fruit Rivers LLC (Principal)	121,704	1,083,440	886	336,485	869,546	Loan agreement (principal amount)
Fruit Rivers LLC (Interest)		92,378		92,378		Loan agreement (interest)

OBLIGATION/PAYMENT GUARANTEES ISSUED

As of December 31, 2003, obligation/payment guarantees had the following structure (RUR thousand):

Obligation/Payment Guarantees Issued	Balance as of January 1, 2003	Balance as of December 31, 2003
Kharkov Dairy Factory AOOT	79,789	76,330
International Moscow Bank CJSC	159,759	0
Commercial Bank “Citibank” CJSC	116,194	0
Kommerzbank (Eurasia) CJSC	95,353	0
Kiev City Dairy Plant No. 3 OJSC	0	19,828
Lianozovo Dairy Factory OJSC	643,198	615,175
Dairy Products Factory OJSC	109,645	106,714
Siberian Milk OJSC	83,111	90,298
Tsaritsino Dairy Factory OJSC	33,692	37,472
Total	1,320,743	945,816

EVENTS OCCURRING AFTER DECEMBER 31, 2003

After December 31, 2003, there were no events listed in Order of the Ministry of Finance of the Russian Federation No. 56n “On Approval of Accounting Standard “Events Occurring After the Reporting Date” (PBU 7/98)” dated November 25, 1998.

BUSINESS CONTINGENCIES

Political Situation

Changes in the political situation, legislation, tax and administrative regulations affect the financial and business operations and profitability of the Organization. The nature and frequency of such changes, the risks which are associated with them and, as a rule, are not insurable, and their influence on future operations and profitability of the Organization are unpredictable.

Pending and Threatened Court Actions Against the Organization

The Organization does not participate in court litigation related to its financial and business operations. Accordingly, as of December 31, 2003, the Organization had no provision for possible losses associated with unfavorable outcome of court litigations.

Sureties and Guarantees Issued by Third-Parties

No.	Surety	Surety Agreement	Amount	Note
1.	LMK OJSC, TsMK OJSC, WBD TC CJSC	Agreement dated May 14, 2003	4 459 902	Guarantee of repayment of F/X-denominated credit for US$150 million extended by UBS Luxembourg
2.	Lianozovo Dairy Factory OJSC	No. 1008/A dated January 31, 2003	8 748	Surety for discharge of obligations related to payment for cellular radiotelephone communication services
3.	Vitafruct LLC	No. P-24/VF	1 500 000	Surety Agreement by and between WBD Foods OJSC, Surety and WBD Foods OJSC bond holders
	Total		5 968 650

IMPLEMENTATION OF RESOLUTIONS APPROVED ON THE BASIS OF REVIEW OF ACCOUNTING STATEMENTS FOR 2002

Minutes No. 01-07 of the Annual General Meeting of Shareholders dated July 1, 2003, contains the following resolution properly reflected in the appropriate accounting records:

Net profit for 2002 shall be used as follows: RUR 915,380.54 shall be used to cover past losses; 5%, or RUR 12,621,338.89 shall be credited to the reserve fund. The balance of the net profit (RUR 238,890,058.41) shall be retained by the Company.

General Manager:	/s/ V.V. Preobrazhensky	V.V. Preobrazhensky

Chief Accountant:	/s/ V.V. Khaminov	V.V. Khaminov

AUDITOR’S OPINION

to the shareholders of
Wimm-Bill-Dann Foods

on the financial statements of
Wimm-Bill-Dann Foods
Open Joint Stock Company
for the year 2002

AUDITOR’S OPINION

ON THE FINANCIAL STATEMENTS OF WIMM-BILL-DANN FOODS OPEN JOINT STOCK COMPANY FOR THE YEAR 2003

An audit of the financial statements of Wimm-Bill-Dann Foods for 2003 was performed by BDO Unicon ZAO, the legal successor of BDO UniconRuf ZAO (certificate of state registration of amendments to legal entity’s foundation documents series 77 No 006871546, dated September 17, 2003), in accordance with contract No 10101-12-098/2003 entered into on the basis of a resolution of the Company’s General Meeting of Participants confirming BDO UniconRuf ZAO as the official auditor (minutes No 01-07 of June 18, 2003).

Brief information on BDO Unicon

BDO Unicon is registered with Inspectorate No 26 of the RF Ministry of Taxes and Levies for the Southern Administrative District of Moscow.

Certificate of entry into the Unified State Register of Legal Entities dated September 17, 2003, series 77, No. 006871546, primary state registration number 1037739271701.

Postal address: 117545, Moscow, Varshavskoe shosse, d. 125.

Telephone: (095) 319-4656, 319-6636

Tel./fax: (095) 319-5909

E-Mail: reception@bdo.ru

Web:                   www.bdo.ru

General Director: Andrei Yurievich Dubinsky

BDO Unicon holds auditing license No E 000547, dated June 25, 2002, issued by the RF Ministry of Finance, valid until June 24, 2007.

BDO Unicon is an independent national auditing company in the BDO international network, with exclusive rights to render services to clients under the BDO trademark in Russia.

BDO Unicon is a full member of the Institute of Professional Auditors of Russia (IPAR), a professional audit association accredited with the RF Ministry of Finance in accordance with Order No 145 of July 16, 2002.

The deputy general director Mr. Mikhail Alekseevich Grishakin, is authorized to sign the Auditor’s Opinion on the basis of general power of attorney No 2 dated January 13, 2004.

The audit was led by auditor Mr. Sergei Nikolaevich Rudakov, audit director.

Brief information on Wimm-Bill-Dann Foods.

Wimm-Bill-Dann Foods Open Joint Stock Company was registered by the Moscow Registration Chamber on June 8, 2001, certificate of registration No 002.042.956.

Postal address: 109028, Moscow, Yauzsky bulvar, d. 16/15, room 306.

The Company has no branches.

In 2003 the Company engaged in the following activities:

•                  market research; consultation on commercial activity, finance, and management;

•                  services under license agreements.

1.                                       We audited the accompanying financial statements for 2003, consisting of 48 pages:

•                  Balance Sheet (Form No 1), on 2 pages;

•                  Income Statement (Form No 2), on 1 page;
•                  Statement of Changes in Capital (Form No 3), on 3 pages;

•                  Statement of Cash Flows (Form No 4), on 2 pages;

•                  Appendix to the Balance Sheet (Form No 5), on 6 pages;

•                  Explanatory Note, on 34 pages

The above financial statements were prepared by the Company’s management in accordance with norms established by the Federal Law “On Accounting” (No 129-FZ of November 21, 1996, as amended); Regulations on Accounting, RF Ministry of Finance Order No 67n of July 22, 2003, “On Forms of Financial Statements of Organizations”; and other normative acts of the Russian Federation regulating accounting procedures and the preparation of financial statements.

Liability for the organization of accounting and compliance with RF legislation in the conduct of business operations is borne by the Company’s chief financial officer, Mr. Vladimir Vladimirovich Preobrazhensky.

Liability for the formation of accounting policy, keeping of accounting records, and timely presentation of complete and accurate financial statements is borne by the Company’s chief accountant, Ms. Ekaterina Evgenieva Laryushkina (until June 11, 2003) and Mr. Vadim Vasilievich Khaminov (since June 1, 2003).

It is the auditor’s duty to express on opinion as to whether the financial statements are fairly presented in all material respects and whether procedures for keeping accounting records are consistent with RF legislation. It was not our task to express an opinion on whether the Company’s activities are fully consistent with RF legislation or to evaluate the effective conduct of business by management or compliance with the interests of owners.

Our opinion should not be taken as an assurance of the continuity of the Company’s operations in future.

2.                                       The audit was conducted in accordance with the Federal Law “On Auditing” (No 119-FZ of August 7, 2001), federal auditing rules (standards) approved by RF Government Decree No 696 of August 23, 2002 (as subsequently amended), other normative acts regulating auditing activities, and the Company’s internal auditing standards and methods.

In performing the audit we were guided by the internal rules of the Institute of Professional Auditors (IPAR), an accredited professional audit association.

The audit was planned and performed so as to obtain reasonable assurance that the financial statements are free from material misstatements.

The audit included the examination, on a test basis, of documents supporting the amounts and explanations specified in the financial statements. Our work also consisted in ascertaining that the Company used proper accounting principles and methods and rules for preparing financial statements. We examined approaches to the determination of main accounting estimates and assumptions made by the Company’s executive body in preparing the financial statements.

We believe that the performed audit provides a reasonable basis for our opinion as to whether the financial statements are fairly presented in all material respects and whether procedures for keeping accounting records are consistent with RF legislation.

3.                                       In our opinion, the Company’s financial statements fairly presented in all material respects the Company’s financial condition at December 31, 2003, and the results of its financial and business activities in the period from January 1 through December 31, 2003, inclusive.

March 30, 2004

First Deputy General Director	M. A. Grishakin

RF Ministry of Finance Certificate of Qualification in General Audit No. 023222, issued on the basis of a decision of the Central Certification and Licensing Audit Commission (TsALAK) of the RF Ministry of Finance dated September 10, 1998, extended since July 30, 2001, to July 30, 2004 (minutes No 94 of the TsALAK of the Russian Ministry of Finance).

Auditor	S. N. Rudakov

RF Ministry of Finance Certificate of Qualification in General Audit No 010070, issued on the basis of a decision of the Central Certification and Licensing Audit Commission of the RF Ministry of Finance dated December 19, 1994 (minutes No 12), extended sincen January 1, 2004, for an unlimited duration.

Total pages: 53, bound.

7.2.Quarterly financial statements of the Issue for the latest finished reporting period.

Attachment 2 (Forms 1,2)

Name and location of the foreign issuer whose securities confirm rights for the Issuer’s stock of the appropriate category (type)

Name: Bankers Trust Company (currently, Deutsche Bank Trust Company Americas)

Location: 130 Liberty Street, New York, New York.

Brief description of program (program type), which authorizes issue of a foreign issuer’s securities to confirm rights for the stock of the appropriate category (type)

In January 2002, the Issuer concluded a deposit agreement with Bankers Trust Company. Under the said Agreement, the latter company agreed to accept the Issuer’s securities (shares) to be deposited by the Issuer and, consequently, to issue American Depository Shares (ADSs). The rights for ADSs were confirmed by American Depository Receipts (ADRs) issued for the owners of the ADSs.

Information on obtaining the Federal Commission’s permission for circulation of the issuer’s shares of the relevant category (type) outside the Russian Federation;

The issuer received the following permissions from the FCSM of Russia.

Notification of 26.12.2001 No. DG-04/8750 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 573,001).

Notification of 01.11.2001 No. DG-04/7424 (permission for circulation of shares 1) under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,640,000, and 2) under the issue reg. number 1-02-06005-A of 30.10.2001, number of securities permitted for circulation – 9,000,000).

Notification of 06.11.2002 No. DG-04/12514 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,200,000).

Notification of 16.03.2004 No.04-DG-04/4634 (permission forcirculation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 3,186,999)

Name of foreign trade arranger through which the foreign issuer’s securities certifying the rights in regard to the issuer’s shares are circulating;

New York Stock Exchange (NYSE)

8.1.2. Information on changes in the authorized stock (share fund) of the issuer Size and structure of the authorized stock (share fund) of the issuer as of the starting date of the said period

The authorized stock before change (RUR 700,000,000) was made up of 35,000,000 ordinary nominal uncertified shares (issue reg. number 1-01-06005-A of 15.06.2001),

Name of the issuer’s management body having decided on changes in the issuer’s authorized stock;

General meeting of the issuer’s shareholders

Compilation date and number of the minutes of the meeting of the issuer’s management body, where the decision on changes in the size of the issuer’s authorized stock was taken;

Minutes No. 2 of September 7, 2001.

Size of the issuer’s authorized stock after change.

RUR 880 000 000.

8.1.3. Information on formation and use of the reserve fund and other funds of the Issuer

Fund title – reserve fund;

Size of the fund set up by the association documents

….Article 11 of the Articles of Association

11.1. The Company will have a reserve fund in the amount of 5% (five percent) of the Company’s authorized stock.

Cash size of the fund as of the ending date of the accounting quarter –

RUR 12,621,338.89 (1.43% of the Issuer’s authorized stock)

Size of provisions to the fund in each completed financial year – the Company’s reserve fund will be formed from mandatory annual provisions until it reaches the amount stipulated by the Company’s Articles of Association. The size of the annual provisions shall not be less than 5% of the net profits until the fund reaches the amount stipulated by these Articles.….

Size of the fund resources used during the accounting quarter, and areas of usage thereof.

In 2003 financial year and in the accounting quarter the resources of the reserve fund were not used (spent).

8.1.4. Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body

Title of the Issuer’s supreme management body;

General Shareholders’ Meeting

Procedure for notification of the shareholders about the meeting of the issuer’s supreme management body;

Within the statutory terms, a notice of convocation of the General Shareholders’ Meeting shall be sent to each person included in the list of persons entitled to participating in the General Shareholders’ Meeting by registered mail, or delivered personally to each of such persons with receipt confirmation, as well as published in Wall Street Journal, New York, USA.

The persons (bodies) that have the right to convene (demand convocation of) an extraordinary meeting of the issuer’s supreme management body, and procedure for filing (presentation) of such demands;

…..The extraordinary General Shareholders’ Meeting will be held upon decision of the Company’s Board of Directors on its own initiative, a demand of the Company’s Audit Committee, or shareholder(s) owning at least 10 percent of the Company’s voting shares as of the demand date.

The extraordinary General Shareholders’ Meeting at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares will be convened by the Board of Directors of the Company.  The extraordinary General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares shall be held within 40 days of the filing of the demand regarding convocation of the General Shareholders’ Meeting.

If the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of electing members of the Company’s Board of Directors who shall be elected by a cumulative vote, such General Shareholders’ Meeting shall be held within 70 days of the filing of the demand regarding convocation of such extraordinary General Shareholders’ Meeting.

When, in accordance with Articles 68 - 70 of the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting, such General Shareholders’ Meeting shall be convened within 40 days of the date the decision of holding such a meeting is taken by the Board of Directors.

When, in accordance with the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting for electing members of the Board of Directors to be elected by a cumulative vote, such General Shareholders’ Meeting shall be convened within 70 days of the date the decision of holding such a meeting is taken by the Board of Directors.

The demand for holding of an extraordinary General Shareholders’ Meeting shall contain the issues to be included in the agenda of the meeting. The demand for holding of an extraordinary General Shareholders’ Meeting may contain the wording of the resolutions on each of such questions, as well as the proposed form of holding such General Shareholders’ Meeting.

The Company’s Board of Directors may not make any changes in the wording of agenda items, the wording of the resolutions to be taken on such items, or change the proposed form of holding of the General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee, the Company’s Auditor, or shareholder(s) owning at least 10 percent of the voting shares of the Company.

In case the demand for convocation of an extraordinary General Shareholders’ meeting is filed by shareholder(s), it should contain the name(s) of the shareholder(s) demanding convocation of such meeting and the number and category (type) of the shares held by them.

The demand for convocation of an extraordinary General Shareholders’ Meeting will be signed by the person(s) demanding convocation of such General Shareholders’ Meeting.

Within five days of the date of filing of the demand by the Company’s Internal Audit Committee, the Company’s Auditor or shareholder(s) owning at least 10 percent of the voting shares of the Company for convocation of an extraordinary General Shareholders’ Meeting the Company’s Board of Directors shall resolve on convocation of such extraordinary General Shareholders’ Meeting or deny such convocation.

Procedure for defining the date of meeting of the issuer’s supreme management body;

The date of holding of the General Shareholders’ Meeting will be defined by the issuer’s Board of Directors.

Persons entitled to proposing agenda items for the meeting of the issuer’s supreme management body and procedure for making such proposals;

The shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose items for the agenda of the annual General Shareholders’ Meeting and candidates to the Company’s Board of Directors, the collective executive body, the Audit Committee (Auditors) and the Counting Commission of the Company, the number of which cannot exceed the authorized number of members of the relevant body, as well as a candidate for the position of the sole executive body. Such proposals shall be filed with the Company within 30 days of the end of the financial year.

In case the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of election of the Company’s Board of Directors (if they are elected by a cumulative vote), the shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose candidates for the Company’s Board of Directors, the number of which cannot exceed the authorized number of members of the Board of Directors. Such proposals shall be filed with the Company not later than 30 days before the date of the extraordinary General Shareholders’ Meeting.

Proposals of the agenda items for the General Shareholders’ Meeting and the candidates shall be made in writing and state the name(s) of the proposing shareholder(s), the number and category (type) of the shares held, and shall be signed by the shareholder(s).

Proposals of the agenda items for the General Shareholders’ Meeting shall contain the wording of each proposed item, and the proposal of candidates shall contain the name of each proposed candidate, the name of the body the candidate is proposed for, and other details in accordance with the Company’s Articles of Association. Proposals of the agenda items for the General Shareholders’ Meeting may contain the wording of the resolution for each proposed item …..

Persons entitled to access the information (materials) provided for preparation and holding of the meeting of the issuer’s supreme management body, and the procedure for accessing such information (materials).

Any persons entitled to participating in the General Shareholders’ Meeting can have access to the information (materials) provided for preparation and holding of the General Shareholders’ Meeting within 20 days, and in case of such General Shareholders’ Meeting of which the agenda contains the item of the company’s reorganization, within 30 days before the General Shareholders’ Meeting.

8.1.5                     Information on commercial organizations where the issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Kondyrev, Mikhail Vil’enovich

Year of birth: 1970

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “Roska”

Location: St. Petersburg, Russia

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Byrdin Maxim Olegovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Kompaniets, Leonid Andreevich

Born: 1957

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Smirnov, Pavel Andreevich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Kotsegubov Aleksey Vladimirovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Plastinin Sergei Arkadievich

Year of birth: 1968

Share in Issuer’s Authorised Capital Stock: 12.16%

Share in the total amount of Issuer’s ordinary shares: 12.16%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share in the total amount of ordinary shares of the entity: 98.84%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Bubley Nikolai Andreevich

Year of birth: 1952

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Byrdin Maxim Olegovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Taranenko, Konstantin Vladimirovich

Born: 1974

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Grekhov Andrey Nikolaevich

Born: 1969

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Sabirov Mirhatim Mirgasimovich

Year of birth: 1945

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83,19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Malyutin Aleksandr Evgenyevich

Year of birth: 1977

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 85.26%

Issuer’s share in the total amount of ordinary shares of the entity: 85.26%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 1.432%

This person’s share in the total amount of Issuer’s ordinary shares: 1,432%

Davidovsky, Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Byrdin, Maxim Olegovich

Year of birth: 1972

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

Nikitenko Elena Ivanovna, 1970

Usikova Lubovy Sergeevna, 1956

Potapov Vasily Lyvovich, 1970

Keynis Pavel Benediktasovich, 1970

Tumasov Petr Viktorovich, 1958

Gorchukova Nadegda Aleksandrovna, 1963

Davidovsky Oleg Leonidovich, 1971

Kuzymina Tatyana Leonidovna, 1970

All specified above members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Nerovnyi Nikolai Nikolaevich

Year of birth: 1946

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Nogovitsyn Lev Alekseevich

Born: 1959

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Beregnoy Vladimir Andreevich

Year of birth: 1951

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

Lut Ludmila Pavlovna, 1952

Misevrina Olga Fedorovna, 1952

Sugeyko Grigory Vasilyevich, 1952

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

Issuer’s share in the total amount of ordinary shares of the entity: 75.075%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Anisimov Dmitry Aleksandrovich

Born: 1971

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Shumilov Boris Vladimirovich

Born: 1953

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Nogovitsyn Lev Alekseevich

Born: 1959

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Novoseltsev Nikolay Fedorovich

Born: 1959

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

Pohodenko Sergey Nikolaevich, 1956

Komarova Tatyana Yurievna, 1974

Novoseltsev Nikolay Fedorovich, 1959

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 70.31%

Issuer’s share in the total amount of ordinary shares of the entity: 70.31%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 1.432%

This person’s share in the total amount of Issuer’s ordinary shares: 1.432%

Person performing the functions of individual executive body of the entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52.24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Kozlikin Hikolai Parfentyevich

Born: 1954

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25,1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Gagev Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Rodriges Bermudes Elena Viktorovna

Born: 1967

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Gagev Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 28.74%

Issuer’s share in the total amount of ordinary shares of the entity: 28.74%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Vishnyakov, Mikhail Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 2.59%

This person’s share in the total amount of Issuer’s ordinary shares: 2.59%

Evdokimov, Viktor Egorovich

Born: 1953

This person’s share in the Issuer’s charter capital: 0.424%

This person’s share in the total amount of Issuer’s ordinary shares: 0.424%

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Chernoshtanova Larisa Yuryevna

Born: 1965

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share in the total amount of ordinary shares of the entity: 97.44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Byrdin Maxim Olegovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kosulnikova, Regina Alekseevna

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Taranenko, Konstantin Vladimirovich

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Schetkov, Sergei Yurievich

Born: 1962

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share in the total amount of ordinary shares of the entity: 44.59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Byrdin, Maxim Olegovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Slezko Oleg Mikhailovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share in the total amount of ordinary shares of the entity: 47.7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Grekhov Andrey Nikolaevich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Taranenko, Konstantin Vladimirovich

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Andreev, Yury Maksovich

Born: 1950

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Morozova, Svetlana Aleksandrovna

Born: 1970

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Murtazin Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Grekhov, Andrey Nikolaevich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Demidova, Valentina Vasilyevna

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Semenov, Vladislav Valeryevich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shtab, Natalya Anatolyevna

Born: 1950

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Rychkova, Taisiya Polikarpovna

Born: 1947

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Scheblanov, Sergey Aleksandrovich

Born: 1976

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Chepenykova, Natalya Viktorovna

Born: 1960

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

8.1.6. Data on the material transactions, performed by the Issuer.

No material transactions took place in the reporting period

8.1.7. Data on the Issuer’s credit ratings

Object of credit rating – the Issuer;

Credit rating as of the ending date of the last reporting quarter

B+/Negative (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

B1 (Moody’s International scale rating)

The said credit rating was awarded to the Issuer for the first time

On December 11, 2003 Standart&Poor’s rating agency declared the revision of forecast of Issuer’s rating change from Stable to Negative due to lower, than expected, financial results in accordance with GAAP consolidated financial statements for 9 months of 2003.

Object of credit rating – US$ 150,000,000 Loan participation Notes issued by UBS (Luxembourg) S.A. for the sole purpose of financing a loan to the Issuer.

Credit rating as of the ending date of the last reporting quarter

B+ (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

B3 (Moody’s International scale rating)

The said credit rating was awarded to the Issuer for the first time

Full and abbreviated corporate names (for non-commercial organizations – name), location of the organization awarding the credit rating;

Moscow Office

Standart and Poor’s International Services, Inc.

Address: 7th Floor, 4/7 bld. 2, Vozdvizhenka St., Moscow 125009

Moody’s Investors Service Ltd

Address: 2 Minster Court, Micing Lane, London, EC 3R 7XB, UK

Short description of the credit rating methodology;

Moody’s Investors Service

For awarding of the credit rating, Moody’s Investors Service uses the following methodology: evaluation of both quantitative and qualitative performance of the company; review of the fundamental performance having a long-term impact on the company’s operations; research work with evaluation of the company by international parameters adjusted for the national specifics, including accounting standards, legal base, etc., as well as the industry specifics.

Standard & Poor’s

Depending on the issuer category and type of rating, Standard & Poor’s uses different methods of credit rating awards. In case of companies, they review business characteristics (market, competitive position, management and strategy), financial profile (financial policy, margins, capital structure, cash flows, financial flexibility). To award credit ratings, Standard

& Poor’s experts use the methods of evaluating each company on the basis of the scale from one (the highest rating) to six (the lowest rating) points for each reviewed category compared against all other companies (irrespective of whether they are rated). There is no exact formula for aggregating the points thus defined into a single rating. The analysis variables are closely interconnected, and accents may be shifted in case, for example, of a separate review of the credit risk degree for the liabilities of a company denominated in the national or foreign currency.

Other credit rating data provided by the issuer at its own discretion - None

8.2. Data on each category (type) of Issuer’s shares

Issue Number: 1

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount: 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Offering Method: Exchange at re-organization

Offering Period: 31.05.2001 to 31.05.2001

Present Issue State: Offering complete

Number of Placed Securities in Accordance with the Registered Report of the Issue: 35,000,000

Data on the State Registration of the Report of the Issue:

Registration Date: 15.06.2001

Body of State Registration: Regional Office of the Federal Securities Commission of Russia in the Central Federal Region

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

Shares of this issue are not traded

Additional Information on the Issue Securities:

No additional material information on the issue securities.

Issue Number: 2

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount: 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Closed subscription

Offering Period: from 12.02.2002 to 14.02.2002

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 9,000,000

Information on State Registration of the Report of the Issue:

Date of Registration: 13.03.2002

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All shares of this issue were placed with Bank Trust Company without involvement of trading organizers.

Additional Information on the Issue Securities:

No other material information.

Number of outstanding shares (number of shares not redeemed or cancelled) - 44,000,000 shares

Number of additional shares in the process of placement (number of shares of an additional issue without state registration of the issue results report) – 0 shares;

Number of announced shares: 44,000,000 shares

Number of shares on the issuer’s balance sheet – 0 shares;

Number of additional shares that can be placed as a result of conversion of the placed securities convertible in shares, or as a result of fulfillment of obligations on the issuer’s options – 0 shares;

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Data on the preferred shares

No preferred shares

8.3. Information on prior issues of the Issuer’s securities other than the issuer’s shares

8.3.1. Information on issues, of which all securities have been redeemed (cancelled)

No information available.

8.3.2                     Information on the issues, the securities under which still circulate

Data on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Offering Method: Open subscription

Offering Period: from 15.04.2003 to 15.04.2003

Present Issue State: Placement complete

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 1 500 000

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MICEX (ZAO).

Circulation Period: from 15.04.2003 to 15.04.2006

Additional Information on the Issue Securities:

No other material information

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)                             Purchase price: 100% of the face value;

a.2)                             Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)                             Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

  The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bond owners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)                                      the Issuer’s Consolidated and Combined Financial Statements;

2)                                      the composition of the Issuer Group;

3)                                      the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the

Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue :

Vitafrukt Limited Liability Company

Kind of security: guarantee

Amount of provided security (RUR): 1 500 000 000

Income on the bonds of the issue paid in the reporting quarter:

See the data in clause 8.9. of the present report

8.3.3 Information on issues, for the securities of which the issuer is in default

No information available.

8.4 Information on the person(s) having provided security for the bonds of the issue

Security for the bonds of the issue:

Person providing security: Vitafrukt Limited Liability Company

Type of security: surety

Cash value of security amount (RUR): 1,500,000,000

Location: Room 13, 2nd Floor, 8-10, bld. 2, Bryussov Pereulok, Moscow 103009

Mailing address: 16, Yauzsky Blvd., Moscow 109028, Russian Federation

8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue

See clauses 8.3.2. and 8.4. of the present quarterly report

8.6. Data on organizations, keeping record of Issuer’s securities rights.

Registrar:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.   Fax:  (095) 264-4267, 265-4336

E-mail:

dr@mcd.ru

License:

License number:10-000-1-00255

Date of issue of license: September 13, 2002

Period of validity: not established

Organization that issued the license: Federal Commission for Securities Market of Russia

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone.: (095) 956-27-89; 956-27-90  Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: FCSM RF

Date of activities’ start: 11.04.2003

8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents

RF Tax Code Part 1 of 31.07.98 No.146-FZ and Part 2 of 05.08.2000 No.117-FZ

Federal Law “On Currency Regulation and Currency Control” of 09.10.1992 No. 3615-1

8.8. Procedure for taxation of revenues from the issuer’s securities placed and in the process of placement

The procedure for taxation of revenues from shares described herein is based on the legislation of the Russian Federation applicable at the time of filing with the FCSM of Russia. In case of any changes in the taxation legislation, taxation of share revenues will be performed in accordance with the regulatory acts applicable at the time of revenues receipt. Tax from dividend incomes received by a Russian shareholder which is a legal entity or an individual resident shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes. The tax shall be withheld at the rate of 6%.

Tax from dividend incomes received by non-residents: a foreign shareholder being a legal entity or an individual shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes at the following rates: 30% from dividend income of individual non-residents, 15% from dividend income of foreign legal entities.

The income paying organization shall be responsible for withholding and remittance of the tax to the budget.

Payment of income tax to the budget will be made in case of withholding tax from dividend income in the following terms:

For legal entities (residents and non-residents) – within ten days of the income payment.

For individuals (residents and non-residents) – at the time of income payment. The tax amounts will be remitted to the budget.

8.9. Information on announced (accrued) and paid dividends on the issuer’s shares, as well as on income on the issuer’s bonds.

Period: 2001

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2003, 1 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2003, 1 half

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Period: 2003, 3 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Period: 2003, 4 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Period: 2004, 1 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Income on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Type of proceeds paid in respect of issued bonds – coupon yield;

Time limit established for the payment of proceeds on issued bonds: coupon yield is paid every 6 months (182 days).

Date of payment in respect of the 1st coupon -  October 14, 2003;

Amount of proceeds (coupon yield) paid in respect of one bond - 64 rubles 32 kopecks

Amount of proceeds paid on all bonds (in respect of the 1st coupon) – 96,480,000 rubles.

Form and other terms of payment of proceeds on issued bonds – coupon yield is payable in a monetary form;

Accounting period (year, quarter) for which proceeds on issued bonds were paid (the 1st coupon) – April 15 – October 14, 2003;

Total amount of proceeds paid on all issued bonds in each accounting period in respect of which such proceeds were paid – 96,480,000 rubles.

8.10. Other information

No other information

ATTACHMENT 1

BALANCE SHEET

at December 31 2003

		CODES
	OKUD Form No. 1	0710001
	Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS
Unit of measure: thousand rubles	OKEI	384/385
Location (address) 16/15, Yauzsky bulvar, room 306, Moscow

	Date approved
	Date sent (accepted)

ASSETS	Item code	At start of reporting year	At end of reporting period
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	975	21,840
Fixed assets	120		20,753
Construction in progress	130	4,240	10,668
Income-bearing investments in tangible assets	135
Long-term financial investments	140	2,069,571	10,980,769
Deferred tax assets	145		306
Other non-current assets	150
TOTAL for Section I	190	2,074,786	11,034,336
II. CURRENT ASSETS
Inventories	210	9,495	33,380
including:
raw materials, consumables, and other material assets	211	0	612
livestock in breeding and feeding
work in progress (distribution costs)
finished products and goods for resale		0	11
shipped goods
deferred expenses		9,495	32,757
other reserves and expenses
Value-added tax on purchased assets	220	2,349	6,029
Accounts receivable (payment expected more than 12 months after reporting date)	230
of which: buyers and customers
Accounts receivable (payments expected within 12 months of reporting date)	240	390,815	519,193
including:
buyers and customers		5,434	130,091
advances made		350,735	268,787
other debtors		34,646	120,315
Short-term financial investments	250	3,456,758	30,382
Cash	260	165,878	641,695
Other current assets	270
TOTAL for Section II	290	4,025,295	1,230,679
BALANCE	300	6,100,081	12,265,015

LIABILITIES	Line code	At start of reporting year	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES	410	880,000	880,000
Charter capital
Own shares redeemed from shareholders	411
Capital surplus	420	4,958,622	4,958,622
Reserve capital	430	12,621	12,621
including:	431
statutory reserves
reserves formed in accordance with organizational documents	432	12,621	12,621
Retained earnings (uncovered losses)	470	238,891	333,153
TOTAL for Section III	490	6,090,133	6,184,396
IV. LONG-TERM LIABILITIES
Loans and credits	510	0	5,998,306
Deferred tax liabilities	515	0	525
Other long-term liabilities	520
TOTAL for Section IV	590	0	5,998,831
V. SHORT-TERM LIABILITIES
Loans and credits	610	0	290
Accounts payable	620	9,948	81,498
including:	621	9,708	39,319
suppliers and contractors
amounts owed to organization’s employees	622	32	15,356
amounts owed to state extrabudgetary funds	623		673
amounts owed in respect of taxes and levies	624	202	25,943
other creditors	625	6	207
Income payable to participants (founders)	630
Unearned revenues	640
Provisions for expenses	650
Other short-term liabilities	660
TOTAL for Section V	690	9,948	81,788
BALANCE	700	6,100,081	12,265,015
Statement of assets on off-balance accounts
Rented fixed assets	910	0	279,733
including leased assets	911
Valuables in custody	920
Consigned goods	930
Bad debts written off as losses	940
Security received for liabilities and payments	950	0	0
Security given for obligations and payments	960	1,320,743	945,816
Housing depreciation	970
Depreciation of amenities and similar facilities	980
Intangible assets received for use	990

Chief Executive Officer	V. V. Preobrazhensky	Chief Accountant		V.V. Khaminov
	(signature)		(signature)	(name)

2004

2

INCOME STATEMENT

for 2003

		CODES
	OKUD Form No. 1	0710002
	Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS	47	34
Unit of measure: thousand rubles	OKEI	384/385

Item		For reporting period	For same period of preceding year
Name	Code
1	2	3	4
Income and expenses for usual activities
Revenue (net) from sale of goods, products, work, services (less VAT, excises, and similar obligatory payments)	010	470,528	5,310
Cost price of goods, products, work, and services sold	020	(29,717)	(22)
Gross profit	029	440,811	5,288
Commercial expenses	030	(4,370)	0
Administrative expenses	040	(514,574)	(68,650)
Profit (loss) from sales	050	(78,133)	(63,362)
Other income and expenses
Interest receivable	060	699,753	282,386
Interest payable	070	(371,393)	0
Income from participation in other organizations	080
Other operating income	090	5,110,036	814,243
Other operating expenses	100	(5,301,986)	(810,917)
Non-operating income	120	323,998	157,148
Non-operating expenses	130	(229,619)	(33,664)
Profit (loss) before taxes	140	152,656	345,834
Deferred tax assets	141	306
Deferred tax liabilities	142	(525)
Current tax on profits	150	(58,174)	(93,407)
	180
Net profit (loss) for the reporting period	190	94,263	252,427
FOR REFERENCE
Standing tax liabilities (assets)	200	(21,747)
Gross profit (loss) per share	210	0.002142	0.005939
Diluted profit (loss) per share	220

INDIVIDUAL PROFIT AND LOSS ITEMS

Item		For reporting period		For same period of preceding year
name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to a court decision or arbitral award	310		18
Profit (loss) of previous years	320		171		75
Compensation of losses caused by nonperformance or improper performance of obligations	330
Exchange-rate differences in foreign exchange operations	340	292,188	144,147	110,731	10,774
Allocations for allowances	350	X		X
Receivables and payables written off upon expiration of limitations period	360

Chief Executive Officer	V. V. Preobrazhensky	Chief Accountant		V.V. Khaminov
	(signature)		(signature)	(name)

2004

2

REPORT ON CHANGES IN CAPITAL

for 2003

		CODES
	OKUD Form No. 3	0710003
	Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED
Organizational-legal form/form of ownership
	OKOPF/OKFS	47	34
Unit of measure: thousand rubles	OKEI	384/385

I. Changes in Capital

Item		Charter capital		Capital surplus	Reserve capital	Retained earnings (uncovered losses)		Total
name	code
1	2	3		4	5	6		7
Balance at December 31st before preceding year	1	700,000		0	0	-915		699,085
2002	2	X		X	X			0
(preceding year)
Changes in accounting policy
Result of reappraisal of fixed assets	3	X			X			0
	4	X
Balance at January 1st of preceding year	5	700,000		0	0	-915		699,085
Result of conversion of foreign currencies	6	X		0	X	X		0
Net profit	7	X		X	X	252,427		252,427
Dividends	8	X		X	X	(	)	0
Allocations to reserve fund	9	X		X	12,621	(12,621)		0
Increase in capital due to:	10	180,000		4,958,622	X	X		5,138,622
additional share issue	11			X	X	X		0
increase in par value of shares	12			X	X
reorganization of legal entity	13

Decrease in charter capital due to:
decrease in par value of shares	14	(	)	X	X	X		(	)
derease in number of shares	15	(	)	X	X	X		(	)
reorganization of legal entity	16	(	)	X	X	(	)	(	)
	17
Balance at December 31st of preceding year	18	880,000		4,958,622	12,621	238,890		6,090,133
2003
(reporting year)
Changes in accounting policy	19	X		X	X
Result of reappraisal of fixed assets	20	X			X
	21	X
Balance at January 1st of reporting year	22	880,000		4,958,622	12,621	238,890		6,090,133
Result of conversion of foreign currencies	23	X			X	X
Net profit	24	X		X	X	94,263		94,263
Dividends	25	X		X	X	(	)

1	2	3		4	5	6		7
Allocations to reserve fund	26	X		X				0
Increase in capital due to:
additional share issue	27			X	X	X		0
increase in par value of shares	28			X	X	X
reorganization of legal entity	29			X	X
	30
Decrease in charter capital due to:
decrease in par value of shares	31	(	)	X	X	X		(0)
decrease in number of shares	32	(	)	X	X	X		(	)
reorganization of legal entity	33	(	)	X	X	(	)	(	)
	34
Balance at December 31st of reporting year	35	880,000		4,958,622	12,621	333,153		6,184,396

II. Reserves

Item
name	code	Balance	Additions	Dispositions		Balance
1	2	3	4	5		6
Statutory reserves:

(name of reserve)
preceding year	36			(	)
reporting year	37			(	)

(name of reserve)
preceding year	38			(	)
reporting year	39			(	)
Reserves formed in accordance with organizational documents: Reserve Fund
(name of reserve)
preceding year	40	0	12,621	0)		12,621
reporting year	41	12,621		(	)	12,621

(name of reserve)
preceding year	42			(	)
reporting year	43			(	)
Allowances reserve:

(name of reserve)
preceding year	44			(	)
reporting year	45			(	)

(name of reserve)
preceding year	46			(	)
reporting year	47			(	)

(name of reserve)
preceding year	48			(	)
reporting year	49			(	)

2

1	2	3	4	5		6
Provisions for expenses:

(name of reserve)
preceding year	50			(	)
reporting year	51	0	11,889	(11,889)		0

(name of reserve)
preceding year	52			(	)
reporting year	53			(	)

REFERENCE

Item		Balance at start of reporting year	Balance at end of reporting year
name	code
1	2	3	4
1) Net assets	54	6,090,133	6,184,396

		From budget		From extrabudgetary funds
		reporting year	preceding year	reporting year	preceding year
		3	4	5	6
	55
2) Received for: expenses for usual activities, total	56
including:	57
	58
	59
capital investments in non-current assets	60
including:	61
	62
	63

Chief Executive Officer	V. V. Preobrazhensky	Chief Accountant		V.V. Khaminov
(signature)			(signature)	(name)

March	2004

3

CASH FLOW REPORT

for 2003

		CODES
	OKUD Form No. 4	0710004
	Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS	47	34
Unit of measure: thousand rubles	OKEI	384/385

Item		Reporting	Same period of
name	code	period	preceding year
1	2	3	4
Cash balance at start of reporting period	010	165,878	463
Cash flow related to current activities
Funds received from buyers and customers	020	438,703	8,094
Credits and loans received	030	453,868	14,150

Other income	100	6,707	5,359,430
Cash outflow:
purchase of goods, work, services, raw materials, and other current assets	150	(722,956)	(1,719,858)
wages and salaries	160	(193,750)	(9,590)
dividends and interest	170	( )	( )
taxes and levies	180	(142,234)	(106,577)
allocations to state extrabudgetary funds	190	(29,002)	(1,291)
interest and principal payments on received credits and loans	200	(293,747)	(129,057)
for other expenses	201	(188,462)	(164,875)
Net cash from current activities	205	-670,873	3,250,426
Cash flow related to investment activity
Revenue from sale of fixed assets and other non-current assets	210
Revenue from sale of securities and other financial investments	220
Dividends received	230
Interest received	240	600,448	249,317
Proceeds of repayment of loans given to other organizations	250	3,244,731
Loans received	260		106,442
Redemption of bills of exchange and depositary certificates	270	398,722
Acquisition of subsidiaries	280	( )	( )

Acquisition of fixed assets, income-bearing investments, and tangible and intangible assets	290	(862,537)	( )
Acquisition of securities and other financial investments	300	(59,863)	(5,146,649)
Loans to other organizations	310	(8,079,999)	( )
other	320	2,751,976	2,023,723
Net cash from investment activity	340	-2,006,521	-2,767,167
Cash flow related to financial activity
Proceeds of issues of shares and other participatory securities	350
Proceeds of loans and credits to other organizations	360	5,949,335

1	2	3		4
Repayment of loans and credits (excluding interest)	370	(	)	(	)
Repayment of finance lease liabilities	380	(286,458)		(	)
		(	)	(	)
other	390	(2,509,667)		(	)
Net cash from financial activity	400	3,153,211
Net increase (decrease) in cash and equivalents	410	475,817		483,259
Cash balance at end of reporting period	420	641,695		483,722
Increased influence of fluctuations in ruble exchange rates	430	40,289

Chief Executive Officer		Chief Accountant
	(signature)		(signature)	(name)

                                   200

2

ANNEX TO BALANCE SHEET

for 2003

		CODES
	OKUD Form No. 5	0710005
	Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED
Organizational-legal form/form of ownership
	OKOPF/OKFS
Unit of measure: thousand rubles	OKEI	384/385

Intangible Assets

Item		At start of reporting year	Additions	Disposals		At end of reporting period
name	code
1	2	3	4	5		6
Intellectual property (exclusive rights to results of intellectual property)		1,145	22,549	(	)	(23,695)
including:
of patentholder for inventions, industrial designs, utility models				(	)
of rightholder for computer programs, databases			14,426	(	)	14,426
of rightholder for integrated circuit topologies				(	)
of owner for trademarks, service marks, appellations of origin of goods		1,145	7,364	(	)	(8,510)
of patentholder for selection achievements				(	)
Organizational expenses				(	)
Goodwill				(	)
Other			759	(	)	759
Total		1,145	23,308	(	)	(24,453)

Item		At start of reporting year	At end of reporting period
name	code
1	2	3	4
Amortization of intangible assets, total including:		170	2,614
trademarks		170	732
automatic programs		0	1,869
other		0	13

Fixed Assets

Item		At start of reporting year	Additions	Disposals		At end of reporting period
name	code
1	2	3	4	5		6
Buildings				(	)
Structures and transfer mechanisms				(	)
Machinery and equipment		0	19,660	(	)	(19,660)
Vehicles				(	)
Production and business supplies		0	4,082	(	)	(4,082)
Working livestock				(	)
Productive livestock				(	)
Multi-year plantings				(	)
Other types of fixed assets				(	)
Land parcels and natural resources				(	)
Capital investment in radical land improvement				(	)
Total		0	23,742	(	)	(23,742)

Item		At start of reporting year	At end of reporting period
name	code
1	2	3	4
Depreciation of fixed assets, total		0	2,989
including:
buildings and structures
machinery, equipment, vehicles		0	2,463
other		0	526
Fixed assets leased to others, total
including: buildings
structures

Idled fixed assets
Fixed assets leased from others, total
including:

Immovable property accepted for use and undergoing state registration

		At start of reporting year	At end of reporting period
	code
	2	3	4
For reference.
Result from reappraisal of fixed assets:		0	0
historical (recovery) value
depreciation

		At start of reporting year	At end of reporting period
	code
	2	3	4
Changes in value of fixed assets due to additions, betterments, reconstruction, and partial liquidation		0	0

2

Income-bearing Investments in Tangible Assets

Item		At start of				At end of
name	code	reporting year	Additions	Disposals		reporting period
1	2	3	4	5		6
Property for leasing				(	)	0
Property provided under lease contract				(	)	0
				(
Other				(	)
Total				(	)

	code	At start of reporting year	At end of reporting period
1	2	3	4
Amortization of income-bearing investments in tangible assets			0

Expenses for Research, Development,

and Technological Work

Type of work		At start of				At end of
name	code	reporting year	Additions	Deductions		reporting period
1	2	3	4	5		6
Total				(	)	0
including:				(	)
				(	)
				(	)

	code	At start of reporting year	At end of reporting year
	2	3	4
For reference.
Expenses for incomplete research, development, and technological work			0

	code	Reporting period	Same period of preceding year
	2	3	4
Expenses for research, development, and technological work not producing favorable results, assigned to non-current expenses			0

Expenses for Development of Natural Resources

Item		Balance at start				Balance at end of
name	code	of reporting period	Additions	Deductions		reporting period
1	2	3	4	5		6
Expenses for development of natural resources, total				(	)	0
including:				(	)
				(	)
				(	)

	code	At start of reporting year	At end of reporting period
	2	3	4
For reference.
Expenses for subsoil parcels, incompletely explored and appraised deposits, prospecting and/or hydrogeological surveying, and other similar work			0
Expenses for development of natural resources assigned during the reporting period to non-current expenses as unproductive			0

3

Financial Investments

Item		Long-term		Short-term
name	code	At start of reporting year	At end of reporting period	At start of reporting year	At end of reporting period
1	2	3	4	5	6
Investments in charter (reserve) capital of other organizations, total		70,025	70,025	0	0
of which subsidiary and dependent commercial companies		70,025	70,025	0	0
State and municipal securities
Securities of other organizations, total		1,999,546	2,904,429	0	30,382
of which debt securities (bonds, bills of exchange)					30,382
Loans given		0	8,006,315	3,138,914	0
Deposits		0	0	317,844	0
Other
Total		2,069,571	10,980,769	3,456,758	30,382
Of total, financial investments with a current market value: Investments in charter (reserve) capital of other organizations, total of which subsidiary and dependent commercial companies
State and municipal securities
Securities of other organizations, total					30,382
of which debt securities (bonds, bills of exchange)					30,382
Other
Total					30,382
For reference. For financial investments with a current market value, change in value due to appraisal adjustment
For debt securities, difference between historical cost and face value is assigned to financial results of the reporting period					-336

4

Accounts Payable and Accounts Receivable

Item		Balance at start of reporting year	Balance at end of reporting year
name	code
1	2	3	4
Accounts receivable: short-term, total		390,816	519,193
including settlements with buyers and customers		5,434	130,091
advances made		350,735	268,787
other		34,647	120,315
long-term, total		0	0
including settlements with buyers and customers
advances made
other
Total		390,816	519,193
Accounts payable: short-term, total		9,948	81,788
including settlements with suppliers and contractors		9,708	39,319
advances received
payments in respect of taxes and levies		202	25,943
credits		290
loans
other		38	16,236
long-term, total		0	5,998,306
including credits			4,459,902
loans			1,538,404

Total		9,948	6,080,094

Expenses for Usual Activities (by Cost Component)

Item		For reporting year	For preceding year
name	code
1	2	3	4
Material expenditures
Wage and salary costs		190,627	10,966
Allocations for social needs		15,461	1,212
Depreciation		4,784	22
Other costs		337,789	56,472
Total for cost components		548,661	68,672
Change in balances (increase [+], decrease [-]): production in progress
deferred expenses		23,262	9,494
provisions for future expenses

5

Security

Item		Balance at start of reporting year	Balance at end of reporting period
name	code
1	2	3	4
Received, total		0	0
including
bills of exchange
Pledged property (received)		0	0
of which:
fixed assets
securities and other financial investments
other

Given, total		1,320,743	945,816
including:
bills of exchange
Pledged property (given)		0	0
of which:
fixed assets
securities and other financial investments
other

State Assistance

Item				For same period of
name	code	Reporting period		preceding year
1	2	3		4
Budget funds received in reporting year, total		0		0
including:

		at start of reporting year	received during reporting period	repaid during reporting period	at end of reporting period
Budget credits, total		0			0
including:

Chief Executive Officer	V. V. Preobrazhensky	Chief Accountant		V.V. Khaminov
(signature)			(signature)	(name)

March	2004

6

ATTACHMENT 2

BALANCE SHEET

at April 1 2004

		CODES
Form No. 1 OKUD		0710001
Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number (TIN)	TIN	7709342399
Type of activity services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS
Unit of measure: thousand rubles	OKEI	384/385
Location (address) 16/15, Yauzsky bulvar, room 306, Moscow

	Date approved
	Date sent (accepted)

ASSETS	Item code	At start of reporting year	At end of reporting period
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	21,840	21,906
Fixed assets	120	20,753	19,843
Construction in progress	130	10,668	10,254
Income-bearing investments in tangible assets	135
Long-term financial investments	140	10,980,769	10,973,774
Deferred tax assets	145	306	306
Other non-current assets	150
TOTAL for Section I	190	11,034,336	11,026,083
II. CURRENT ASSETS
Inventories	210	33,380	39,204
including:
raw materials, consumables, and other material assets	211	612	991
livestock in breeding and feeding
work in progress (distribution costs)
finished products and goods for resale		11	47
shipped goods
deferred expenses		32,757	38,166
other reserves and expenses

Value-added tax on purchased assets	220	6,029	4,237

Accounts receivable (payment expected more than 12 months after reporting date)	230
of which: buyers and customers
Accounts receivable (payments expected within 12 months of reporting date)	240	519,193	396,386
including:
buyers and customers		130,091	64,576
advances made		268,787	259,945
other debtors		120,315	71,865
Short-term financial investments	250	30,382	165,554
Cash	260	641,695	627,595
Other current assets	270
TOTAL for Section II	290	1,230,679	1,232,976
BALANCE	300	12,265,015	12,259,059

7.3. Consolidated financial statements of the Issue for three latest finished financial years or for each finished financial year.

Not provided in the report for the present quarter.

7.4. Information on total export and export share in total sales

Not provided in the report for the present quarter.

7.5. Information on material changes in the Issuer’s property after the end of the last complete financial year

In the said period there were no material changes in the Issuer’s property.

7.6. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

No such court proceedings were initiated.

VIII Additional data on the Issuer and its outstanding securities.

8.1. Data on the Issuer’s charter capital.

8.1.1                     Information on the amount, the structure of the authorized stock (share fund) of the issuer

Amount of the Issuer’s charter capital (rub.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

total amount (rub.): 880,000,000

share of the charter capital: 100%

Preferred Shares:

total amount (rub.): 0

share of the charter capital: 0%

Part of the Issuer’s stock circulates outside the Russian Federation by force of circulation in accordance with the foreign right of foreign issuers’ securities, which confirm rights in relation to the said stock of the Issuer.

Category (type) of stock circulating outside the Russian Federation – common stock, registered, non-documentary;

Share of stock circulating outside the Russian Federation in the total stock of the said category:

32,70%

136

LIABILITIES	Line code	At start of reporting year	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES
Charter capital	410	880,000	880,000
Own shares redeemed from shareholders	411
Capital surplus	420	4,958,622	4,958,622
Reserve capital	430	12,621	12,621
including:

statutory reserves	431
reserves formed in accordance with organizational documents	432	12,621	12,621
Retained earnings (uncovered losses)	470	333,153	338,987
TOTAL for Section III	490	6,184,396	6,190,230
IV. LONG-TERM LIABILITIES
Loans and credits	510	5,918,175	5,772,795
Deferred tax liabilities	515	525	536
Other long-term liabilities	520
TOTAL for Section IV	590	5,918,700	5,773,331
V. SHORT-TERM LIABILITIES
Loans and credits	610	80,421	216,214
Accounts payable	620	81,498	76,166
including:
suppliers and contractors	621	39,319	24,177
amounts owed to organization’s employees	622	15,356	22,823

amounts owed to state extrabudgetary funds	623	673	3,655
amounts owed in respect of taxes and levies	624	25,943	15,657
other creditors	625	207	9,854

Income payable to participants (founders)	630
Unearned revenues	640
Provisions for expenses	650		3,118
Other short-term liabilities	660
TOTAL for Section V	690	161,919	295,498
BALANCE	700	12,265,015	12,259,059

Statement of assets on off-balance accounts
Rented fixed assets	910	279,733	280,270
including leased assets	911

Valuables in custody	920
Consigned goods	930

Bad debts written off as losses	940
Security received for liabilities and payments	950	0
Security given for obligations and payments	960	945,816	795,883
Housing depreciation	970

Depreciation of amenities and similar facilities	980
Intangible assets received for use	990

Chief Executive Officer		V. V. Preobrazhensky	Chief Accountant		V. V. Khaminov
	(signature)			(signature)	(name)

April 2004

2

INCOME STATEMENT

for 1st quarter 2004

CODES
OKUD Form No. 2	0710002
Date (year, month, day)
Organization Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS	47	34
Unit of measure: thousand rubles	OKEI	384/385

Item		For reporting period	For same period of preceding year
Name	Code
1	2	3	4
Income and expenses for usual activities
Revenue (net) from sale of goods, products, work, services (less VAT, excises, and similar obligatory payments)	010	100,583	66,912
Cost price of goods, products, work, and services sold	020	(2,118)	(1,680)
Gross profit	029	98,465	65,232
Commercial expenses	030	0	(3,972)
Administrative expenses	040	(150,083)	(55,291)
Profit (loss) from sales	050	(51,618)	5,968
Other income and expenses
Interest receivable	060	203,058	84,940
Interest payable	070	(135,643)	(614)
Income from participation in other organizations	080
Other operating income	090	1,188	474,665
Other operating expenses	100	(1,572)	(489,688)
Non-operating income	120	151,278	32,161
Non-operating expenses	130	(154,025)	(13,706)
Profit (loss) before taxes	140	12,666	93,726
Deferred tax assets	141	0
Deferred tax liabilities	142	(11)
Current tax on profits	150	(6,821)	(24,805)
	180
Net profit (loss) for the reporting period	190	5,834	68,921
FOR REFERENCE
Standing tax liabilities (assets)	200
Gross profit (loss) per share	210
Diluted profit (loss) per share	220

INDIVIDUAL PROFIT AND LOSS ITEMS

Item		For reporting period		For same period of preceding year
name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to a court decision or arbitral award	310		156
Profit (loss) of previous years	320		2716		75
Compensation of losses caused by nonperformance or improper performance of obligations	330
Exchange-rate differences in foreign exchange operations	340	150,213	11,924	110,731	10,774
Allocations for allowances	350	X		X
Receivables and payables written off upon expiration of limitations period	360

Chief Executive Officer		V. V. Preobrazhensky	Chief Accountant		V. V. Khaminov
	(signature)			(signature)	(name)

April 2004

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: July 12, 2004